United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934





                         For the month of December 2001


                               ICICI Bank Limited
                (Translation of registrant's name into English)

                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F  X     Form 40-F
                                    ---              ---

  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the
                        Securities Exchange Act of 1934.

                             Yes            No  X
                                 ---           ---


 If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

                                Not applicable.

                               INDEX TO EXHIBITS

Item
----

1.       Notice and Explanation of Statement by ICICI Bank Limited.

2.       Information Statement.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:  December 27, 2001

                                               ICICI Bank Limited



                                               By /s/ Bhashyam Seshan
                                                 -------------------------
                                                 Name:  Bhashyam Seshan
                                                 Title: Company Secretary

                                                                         Item 1


                                  ICICI BANK
                              ICICI BANK LIMITED
      Registered Office : Landmark, Race Course Circle, Vadodara 390 007


MEETING OF THE EQUITY SHAREHOLDERS      CONTENTS

Date  :   January 25, 2002              A                                  Pages

Time  :   3.00 p.m.                     Notice Convening Meeting of the
                                        Equity Shareholders of ICICI
Venue :   Central Gujarat Chamber       BANK LIMITED......................   2
          of Commerce Auditorium,
          Second Floor, Vanijya         Explanatory Statement under
          Bhavan Race Course Circle,    Section 393 of the Companies
          Vadodara 390 007              Act, 1956.........................   3

                                        Scheme of Amalgamation under
                                        Sections 391 to 394 of the
                                        Companies Act, 1956, of ICICI
                                        Limited, ICICI Capital Services
                                        Limited and ICICI Personal
                                        Financial Services Limited with
                                        ICICI Bank Limited...............   15

                                        Form of Proxy....................   31

                                        B

                                        Information Statement............ 1-59

                   IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
                        ORDINARY ORIGINAL JURISDICTION
                      COMPANY APPLICATION NO. 360 OF 2001

               In the matter of the Companies Act, 1956;

                                     -And-

               In the matter of Sections 391 to 394 of the Companies Act, 1956;

                                     -And-

               In the matter of ICICI Bank Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at Landmark, Race Course Circle, Vadodara 390 007, Gujarat;

                                     -And-

               In the matter of Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited.


ICICI Bank Limited, a company incorporated        )
under the Companies Act, 1956 and having          )    .....Applicant Company.
its Registered Office at Landmark, Race Course    )
Circle, Vadodara 390 007, Gujarat.                )

NOTICE CONVENING MEETING OF THE EQUITY SHAREHOLDERS OF THE APPLICANT COMPANY

To,

The Equity Shareholders of the Applicant Company

TAKE NOTICE that by an Order made on the 19th day of December, 2001 in the above Company Application, the High Court of Gujarat at Ahmedabad has directed that a meeting of the Equity Shareholders of the Applicant Company be held at Central Gujarat Chamber of Commerce Auditorium, Second Floor, Vanijya Bhavan, Race Course Circle, Vadodara 390 007 on Friday, the 25th day of January, 2002 at 3.00 p.m. (1500 hours) for the purpose of considering, and if thought fit, approving with or without modification, the arrangement embodied in the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Applicant Company (the "Scheme").

TAKE FURTHER NOTICE that in pursuance of the said Order and as directed therein, a meeting of the Equity Shareholders of the Applicant Company will be held at Central Gujarat Chamber of Commerce Auditorium, Second Floor, Vanijya Bhavan, Race Course Circle, Vadodara 390 007 on Friday, the 25th day of January, 2002 at 3.00 p.m. (1500 hours), when you are requested to attend.

TAKE FURTHER NOTICE that you may attend and vote at the said meeting in person or by Proxy, provided that a Proxy in the prescribed form, duly signed by you or by your authorised representative, is deposited at the Registered Office of the Applicant Company at Landmark, Race Course Circle, Vadodara 390 007, Gujarat not later than 48 hours before the meeting.

The Court has appointed Shri Bhupendranath Vidyanath Bhargava, the Director of the Applicant Company, in his absence Shri Raghunathan Rajamani, the Director of the Applicant Company, and in his absence Shri Uday Madhav Chitale, the Director of the Applicant Company, to be the Chairman of the said meeting.

A copy each of the Scheme, the statement under Section 393 of the Companies Act, 1956 and a Form of Proxy are enclosed.

                                           /s/ Bhupendranath Vidyanath Bhargava
                                           Bhupendranath Vidyanath Bhargava
                                           Chairman appointed for the meeting

Dated this 21st day of December 2001.

Registered Office:
Landmark, Race Course Circle
Vadodara 390 007, Gujarat.

Note 1: All alterations made in the Form of Proxy should be initialled.

Note 2: Only registered shareholders of the Applicant Company or their proxy(ies) may attend and vote at the shareholders' meeting. The holders of the American Depositary Receipts (the "ADRs") of the Applicant Company shall not be entitled to attend and vote at the shareholders' meeting and the Depositary holding the equity shares of the Applicant Company underlying the ADRs of the Applicant Company shall, in accordance with the terms of the issue of such ADRs and the Depositary Agreement, vote in accordance with the direction of the Board of Directors of the Applicant Company.

Enclosed: as above.

                   IN THE HIGH COURT OF GUJARAT AT AHMEDABAD
                        ORDINARY ORIGINAL JURISDICTION
                      COMPANY APPLICATION NO. 360 OF 2001

               In the matter of the Companies Act, 1956;

                                     -And-

               In the matter of Sections 391 to 394 of the Companies Act, 1956;

                                     -And-

               In the matter of ICICI Bank Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at Landmark, Race Course Circle, Vadodara 390 007, Gujarat;

                                     -And-

               In the matter of Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited.


ICICI Bank Limited, a company incorporated        )
under the Companies Act, 1956 and having          )    .....Applicant Company.
its Registered Office at Landmark, Race Course    )
Circle, Vadodara 390 007, Gujarat.                )

      EXPLANATORY STATEMENT UNDER SECTION 393 OF THE COMPANIES ACT, 1956
      ------------------------------------------------------------------

1. Pursuant to the Order dated the 19th day of December, 2001, passed by the High Court of Gujarat at Ahmedabad in the Company Application referred to hereinabove, the meeting of the Equity Shareholders of the Applicant Company to be held on Friday, the 25th day of January, 2002 at 3.00 p.m. (1500 hours) is being convened for the purpose of considering, and if thought fit, approving with or without modification, the arrangement embodied in the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Applicant Company (the "Scheme").

2. In this statement, the Applicant Company is also referred to as the "Transferee Company" or "ICICI Bank", ICICI Limited is referred to as "ICICI", ICICI Capital Services Limited is referred to as "ICICI Capital" and ICICI Personal Financial Services Limited is referred to as "ICICI PFS". ICICI, ICICI Capital and ICICI PFS are collectively referred to as the "Transferor Companies". Where the context so requires, the Transferor Companies and the Transferee Company are together referred to as the "Companies".

3. A copy of the Scheme, setting out the terms and conditions of the amalgamation of the Transferor Companies with the Transferee Company, which has been approved by the Board of Directors of each of ICICI, ICICI Capital, ICICI PFS and ICICI Bank at their respective meetings held on October 25, 2001, is enclosed.

4. The Registered Office of ICICI Bank is situated at Landmark, Race Course Circle, Vadodara 390 007 and its Corporate Office at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051.

5. The Registered Office of ICICI is situated at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051.

6. The Registered Office of ICICI Capital is situated at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051.

7. The Registered Office of ICICI PFS is situated at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051.

8. The share capital of ICICI Bank, ICICI, ICICI Capital and ICICI PFS are set out in Clauses 3(d), 3(a), 3(b) and 3(c) of the Scheme, respectively.

9. The objects for which ICICI Bank has been incorporated are set out in its Memorandum of Association. The primary objects are, inter alia, to establish and carry on the business of banking in any part of India or outside India, to carry on the business of accepting, for the purpose of lending or investment, deposits of money repayable on demand or otherwise and withdrawable by cheque, draft, order or otherwise and to borrow, raise or take up money, lend or advance money with or without interest either upon or without security.

10. The objects for which ICICI has been incorporated are set out in its Memorandum of Association. The primary objects are, inter alia, to carry on the business of assisting industrial enterprises within the private sector of industry in India in general by assisting in the creation, expansion and modernisation of such enterprises, encouraging and promoting the participation of private capital, both internal and external in such enterprises and encouraging and promoting private ownership of industrial investments and the expansion of investment markets.

11. The objects for which ICICI Capital has been incorporated are set out in its Memorandum of Association. The primary objects are, inter alia, to carry on business as shares and stock brokers, under-writers, agents and brokers for subscribing to and for the sale and purchase of securities, stocks, shares, bonds, units or certificates of mutual funds, government securities or other financial instruments or obligations of any body corporate, authority whether central, state or local, undertaking whether public or private and provisional documents relating thereto and to act as managers to the issue of any of the securities aforesaid and to promote the formation and mobilization of capital.

12. The objects for which ICICI PFS has been incorporated are set out in its Memorandum of Association. The primary objects are, inter alia, to carry on the activities of marketing and to provide financial assistance by means of leasing, giving on hire or hire purchase, lending, selling, reselling or otherwise disposing of all forms of immoveable and moveable properties and assets and to carry on the business of granting loans or advances or providing financial assistance in any other form whatsoever to industrial and other enterprises.

Background of the Amalgamation

13. The ICICI group, which comprises ICICI, its subsidiaries and other affiliate companies, is a diversified financial services group. ICICI was formed in 1955 at the initiative of the World Bank, the Government of India and representatives of Indian industry. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. With the liberalization of the financial sector in India in the 1990s, ICICI transformed its business from a development financial institution offering only project finance to a diversified financial services provider that, along with its subsidiaries and affiliates, offers a wide variety of products and services. As India's economy became more market-oriented and integrated with the world economy, ICICI capitalized on the new opportunities to provide a wider range of financial products and services to a broader spectrum of clients. ICICI set up independent operations through the incorporation of subsidiaries and affiliates in the areas of venture capital funding (1988), asset management (1993), investment banking (1993), commercial banking (1994), brokering and marketing (1994), personal finance (1997), Internet stock trading (1999), home finance
     (1999) and insurance (2000). ICICI operates as an autonomous and independent commercial enterprise making decisions and pursuing strategies that are designed to maximize shareholder value.

14. ICICI Capital is a wholly-owned subsidiary of ICICI, and is one of the largest distributors of financial and investment products in India. It also provides front-office services to the retail and semi-retail investors of ICICI, and undertakes the management of the various ICICI centres, which are low-cost stand-alone offices acting as marketing and service centers, set up by ICICI.

15. ICICI PFS is also a wholly-owned subsidiary of ICICI, and is engaged in the distribution and servicing of various retail credit products and other services offered by ICICI and ICICI Bank.

16. ICICI Bank is a private sector commercial bank organized under the laws of India in 1994. ICICI Bank offers a wide range of banking products to corporate and retail customers through a variety of delivery channels. ICICI Bank is an affiliate company of ICICI. ICICI Bank offers products and services which largely complement the products and services offered by ICICI and other ICICI group companies. ICICI Bank seeks to take advantage of the customer relationships of the ICICI group. These relationships have been particularly effective in helping ICICI Bank gain access to the larger corporations, as ICICI Bank's balance sheet on a stand-alone basis would not have permitted it to take the large exposures that may be undertaken by ICICI given its large balance sheet capabilities. ICICI Bank also seeks to benefit from ICICI's corporate relationships in growing its retail business. ICICI Bank sells retail products to the employees of ICICI group's corporate customers, including offering corporate customers its payroll deposit scheme for their employees. ICICI's retail bondholders also present ICICI Bank with an opportunity for cross-selling a variety of products, including bank accounts, credit cards, depositary share accounts and, to a limited extent, retail loans.

17. In May 1994, when ICICI Bank was incorporated as a subsidiary of ICICI and granted a banking licence, ICICI held 75% of the equity share capital of ICICI Bank and the balance 25% of the equity share capital of ICICI Bank was held by the erstwhile SCICI Limited. Following the amalgamation of the erstwhile SCICI Limited with ICICI, ICICI Bank became a wholly-owned subsidiary of ICICI. The Reserve Bank of India imposed a condition that ICICI reduce its shareholding in ICICI Bank in stages, first to not more than 75.0% of its equity share capital and ultimately to not more than 40.0% of its equity share capital. In fiscal 1998, ICICI reduced its shareholding in ICICI Bank to just below 75.0% of its equity share capital as required, through a public offering of shares in India. In March 2000, ICICI Bank completed an equity offering in the form of ADRs listed on the New York Stock Exchange for an amount of US$ 175 million. After this offering, ICICI's shareholding in ICICI Bank was approximately 62.2% of its equity share capital. Effective March 10, 2001, ICICI Bank acquired Bank of Madura Limited, an old private sector Indian bank, in an all-stock amalgamation, and ICICI's shareholding in ICICI Bank reduced to approximately 55.6% after the amalgamation. ICICI had been in discussions with the Reserve

     Bank of India to determine whether and to what extent it might still be required to sell or reduce its interest in ICICI Bank. During fiscal 2001, the Reserve Bank of India reiterated its requirement of a reduction of ICICI's holding in ICICI Bank and advised ICICI to draw up a firm plan for dilution of its stake. In line with the Reserve Bank of India's directive, ICICI reduced its shareholding in ICICI Bank to approximately 46.4% of its equity share capital through the sale of equity shares of ICICI Bank in the Indian secondary markets to institutional investors in March 2001. As a result of the foregoing, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000. Further, during the first five months (April to August) of fiscal 2002, ICICI sold another 0.4% of the equity share capital of ICICI Bank in the Indian secondary markets to institutional investors. On September 30, 2001, ICICI held 46.0% of the equity share capital of ICICI Bank.

18. The issue of universal banking, which in the Indian context means conversion of long-term development financial institutions into commercial banks, has been discussed at length over the past few years. The Reserve Bank of India in its Mid-Term Review of Monetary and Credit Policy for fiscal 2000 and its circular on Approach to Universal Banking issued on April 28, 2001, announced that it would consider proposals from development financial institutions (like ICICI) wishing to transform themselves into banks on a case-by-case basis. In its Mid-Term Review of Monetary and Credit Policy for fiscal 2002, the Reserve Bank of India encouraged financial institutions to submit proposals for their transformation into banks.

19. As a bank, ICICI would have the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. In view of the benefits of transformation into a bank and the Reserve Bank of India's pronouncements on universal banking, ICICI explored various corporate structuring alternatives for its transformation into a universal bank. ICICI also held discussions with the Reserve Bank of India on an appropriate transition path and compliance with regulatory requirements. ICICI Bank also considered various strategic alternatives, in the context of the emerging competitive scenario in the Indian banking industry, and the move towards universal banking. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. The strategic alternatives examined by ICICI and ICICI Bank included an amalgamation of the two entities, in view of ICICI's significant shareholding in ICICI Bank, and the existing strong business synergies between the two entities. ICICI also considered the reorganisation of its subsidiary companies.

20. Following this strategising on the various alternatives including an amalgamation of ICICI and ICICI Bank, the senior managements of ICICI and ICICI Bank commenced a programme of in-depth confidential discussions on the various strategic alternatives in July 2001. These discussions were held on various dates during July-August 2001. Based on these discussions, the managements of ICICI and ICICI Bank formed the view that the amalgamation of ICICI with ICICI Bank would be the optimal strategic alternative for both entities, and would create the optimal legal structure for ICICI group's universal banking strategy. The managements of ICICI and ICICI Bank accordingly decided to prepare, for submission to their respective Boards of Directors, a proposal for the amalgamation of ICICI and two of its wholly-owned subsidiaries, viz. ICICI Capital and ICICI PFS, with ICICI Bank. The rationale for the amalgamation considered by the management and the Board of Directors of the two companies is discussed in detail below in "Rationale for the Amalgamation".

21. The managements of ICICI and ICICI Bank decided to appoint external financial advisors to advise them on the valuation of shares of both entities and to recommend, to the respective Boards of Directors, a range of share exchange ratios. ICICI appointed JM Morgan Stanley Private Limited ("JM Morgan Stanley") and ICICI Bank appointed DSP Merrill Lynch Limited ("DSP Merrill Lynch") as their advisors, respectively, on October 1, 2001. Subsequently, in addition to these advisors appointed by ICICI and ICICI Bank respectively, ICICI and ICICI Bank jointly appointed the accounting firm Deloitte Haskins & Sells, to undertake a valuation of shares of both companies and recommend a share exchange ratio to the Board of Directors of each company.

22. On October 17, 2001, ICICI Bank informed the Indian stock exchanges and the New York Stock Exchange, where its equity shares and ADRs are listed, that its Board of Directors would meet on October 25, 2001, to consider its audited half-yearly results for the six months ended September 30, 2001. Separately, on October 18, 2001, ICICI informed the Indian stock exchanges and the New York Stock Exchange, where its equity shares and ADRs are listed, that its Board of Directors would meet on October 25, 2001, to consider its audited half-yearly results for the six months ended September 30, 2001. Subsequently, on October 22, 2001, the Reserve Bank of India announced its Mid- Term Review of Monetary and Credit Policy for fiscal 2002, in which it encouraged financial institutions to submit proposals for their transformation into banks. In view of the above announcement by the Reserve Bank of India and the completion of the valuation process by JM Morgan Stanley, DSP Merrill Lynch and Deloitte Haskins & Sells, the managements of ICICI and ICICI Bank decided to place the amalgamation proposal before their respective Boards of Directors at their meetings scheduled for October 25, 2001. On October 24, 2001, each company separately informed the Indian stock exchanges and the New York Stock Exchange that their respective Boards of Directors would also consider the amalgamation proposal at their meetings on October 25, 2001.

Rationale for the Amalgamation

23. The amalgamation is expected to be beneficial to both ICICI and ICICI Bank shareholders. The management and the Board of Directors of ICICI believe that the amalgamation would enhance value for ICICI shareholders through the merged entity's access to low-cost deposits, greater opportunities for earning fee-based income and the ability to participate in the payments system and provide transaction-banking services. The management and the Board of Directors of ICICI Bank believe that the amalgamation would enhance value for ICICI Bank shareholders through a large capital base and scale of operations, seamless access to ICICI's strong corporate relationships built up over five decades, entry into new business segments, higher market share in various business segments, particularly fee-based services, and access to the vast talent pool of ICICI and its subsidiaries.

24. The merged entity would be the second largest among all banks in India, ranked on the basis of their total assets. The merged entity would leverage on its large capital base, comprehensive suite of products and services, extensive corporate and retail customer relationships, technology-enabled distribution architecture, strong brand franchise and vast talent pool. The merged entity would have improved capability to offer a wider range of products and services, ranging from project finance to retail finance, with a diversified resource base, improved portfolio risk management capability and deeper client relationships.

25. The amalgamation of ICICI Capital and ICICI PFS (which are wholly-owned subsidiaries of ICICI) with ICICI Bank would consolidate and integrate the retail business, which will be a key driver of growth for the merged entity, with respect to both assets and liabilities. Both ICICI Bank's and the ICICI group's retail strategy is based on the offering of multiple products through multiple delivery channels to provide choice and convenience to customers. The channels are currently owned by different ICICI group companies. Offering the entire range of products and services through multiple channels also results in greater economies of scale.

26. The process of integration of operations of ICICI, ICICI Capital and ICICI PFS with ICICI Bank is expected to be smooth in view of the existing strong synergies amongst them.

Salient Features of the Scheme

27. The salient features of the Scheme are as follows:

     (a) The "Appointed Date" for the Scheme shall be the later of (i) March 30, 2002 and (ii) the date on which the approval of the Reserve Bank of India for the Scheme becomes effective.

     (b) The "Effective Date" for the Scheme shall be the last of the dates on which all conditions, matters and filings referred to in Clause 26 of the Scheme have been fulfilled and necessary orders, approvals and consents referred to therein have been obtained.

     (c) The Assets or Undertaking (as defined in the Scheme) of the Transferor Companies comprises of all the undertakings, the entire businesses, all the properties (whether moveable or immoveable, tangible or intangible), assets, deposits, investments of all kinds (including shares, scrips, stocks, bonds, debentures, debenture stock, units or pass through certificates), all cash balances with the Reserve Bank of India and other banks, money at call and short notice, loans, advances, contingent rights or benefits, lease and hire purchase contracts and assets, securitised assets, receivables, benefit of assets or properties or other interest held in trust, benefit of any security arrangements, authorities, allotments, approvals, reversions, buildings and structures, offices, residential and other premises, tenancies, leases, licenses, fixed and other assets, powers, consents, authorities, registrations, agreements, contracts, engagements, arrangements of all kinds, rights, titles, interests, benefits and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession or in the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Companies or to which the Transferor Companies may be entitled and include but without being limited to trade and service names and marks and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customers credit information, customer and supplier pricing information and other records in connection with or relating to the Transferor Companies and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Companies, whether in India or abroad.

     (d) The Scheme envisages that upon the coming into effect of the Scheme and with effect from the Appointed Date and subject to the provisions of the Scheme:

          (i) The Undertaking of the Transferor Companies shall, pursuant to the provisions of Section 394(2) of the Companies Act, 1956 (the "Act") without any further act, instrument or deed, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company as a going concern so as to become as and from the Appointed Date, the estate, assets, rights, title, interest and authorities of the Transferee Company.

          (ii) Without prejudice to sub-clause (i) above, in respect of such of the assets of the Undertaking as are moveable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same may be so transferred by the Transferor Companies, and shall, upon such transfer, become the property, estates, assets, rights, title, interest and authorities of the Transferee Company.

         (iii) All the licenses, permits, quotas, approvals, incentives, subsidies, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by and all rights and benefits that have accrued to the Transferor Companies shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date the estates, assets, rights, title, interests and authorities of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions to the extent permissible under law.

          (iv) All assets, estate, rights, title, interest, licenses and authorities acquired by or quotas, approvals, incentives, subsidies, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by and/or all rights and benefits that have accrued to the Transferor Companies after the Appointed Date and prior to the Effective Date in connection or in relation to the operation of the Undertaking shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested or deemed to be transferred to and vested in the Transferee Company.

          (v) Such of the shares which have been pledged in favour of one or more of the Transferor Companies (the "Pledged Shares"), whether in their own name or as an agent or trustee, by third parties by way of security under the terms of the relevant agreements, documents and/or arrangements (collectively the "Pledge Documents"), shall, without any further act, instrument or deed be and stand transferred to ICICI Trusteeship Services Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, who shall hold the Pledged Shares on trust as a trustee exclusively for the benefit of the persons for whose benefit the pledge has been created (ICICI Trusteeship Services Limited is hereinafter referred to as the "Security Trustee"), and all the rights, benefits and obligations of such Transferor Company as pledgee, agent or trustee under the Pledge Documents shall be and stand transferred to and vested in the Security Trustee, and the Pledge Documents shall continue to be in full force and effect and may be enforced as fully and effectually as if, instead of such Transferor Company, the Security Trustee had been a party thereto. The Security Trustee shall hold the Pledged Shares in trust for the benefit of the persons for whose benefit the pledge has been created and exercise all powers, trusts, authorities, duties and discretions as are specifically vested in the Security Trustee under the Pledge Documents and such other rights, powers and discretions as are reasonably incidental thereto, on and subject to the instructions and directions issued by the person for whose benefit the pledge has been created, from time to time.

     (e) The Scheme provides that upon the coming into effect of the Scheme and with effect from the Appointed Date:

          (i) All debts, including rupee and foreign currency loans, term deposits, time and demand liabilities, borrowings, bills payable, interest accrued and all other duties, liabilities, undertakings and obligations of the Transferor Companies (the "Liabilities") shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to and vested in or be deemed to stand transferred to and vested in, the Transferee Company so as to become the Liabilities of the Transferee Company, and further that it shall not be necessary to obtain the consent of any person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

         (ii) In case of such of the Liabilities or the documents governing such of the Liabilities where there is an obligation on one or more of the Transferor Companies to maintain any privilege or status specifically conferred by any statute or regulation, such obligation and related consequences thereof shall cease to be operative against the Transferee Company, and the relevant terms of the documents governing such Liabilities shall, without any further act, instrument or deed, stand modified accordingly.

        (iii) All public deposits, debentures or bonds of the Transferor Companies shall be kept distinctly identified in the records of the Transferee Company for all intents and purposes including taxation and accounting and shall not be combined with any existing outstanding deposit scheme or series of debentures or bonds of the Transferee Company.

      (f) (i) All debentures, bonds, notes or other securities of the Transferor Companies, whether convertible into equity or otherwise, (the "Transferor Companies' Securities"), shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed become securities of the Transferee Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to be transferred to and vested in and shall be exercised by or against the Transferee Company as if it were the Transferor Company in respect of the Transferor Companies' Securities so transferred. If the Transferor Companies' Securities are listed on any stock exchange, the same shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant stock exchange/s whether in India or abroad, where the Transferor Companies' Securities were listed and/or admitted to trading on the same terms and conditions unless otherwise modified in accordance with the provisions of the Scheme.

         (ii) Loans and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between or amongst the Transferor Companies and the Transferee Company shall stand discharged and there shall be no liability in that behalf on either party. Provided however, security over any moveable and/or immoveable properties and security in any other form (both present and future), if any, created by any person in favour of any one or more of the Transferor Companies for securing the obligation of the persons for and on whose behalf a guarantee, letter of credit, letter of comfort or other similar instrument has been executed or arrangements entered into by the Transferor Companies in favour of the Transferee Company shall, pursuant to the provisions of
               Section 394(2) of the Act, without any further act, instrument or deed stand vested in and be deemed to be in favour of the Transferee Company and the benefit of such security shall be available to the Transferee Company as if such security was ab initio created in favour of the Transferee Company.

        (iii) Any securities, debentures or notes, if any, issued by any one or more of the Transferor Companies, and held by the Transferee Company, and vice versa shall, unless sold or transferred by such Transferor Company or the Transferee Company, as the case may be, at any time prior to the Appointed Date or the Effective Date (whichever is later), stand cancelled as on the Effective Date, and shall be of no effect and such Transferor Company or the Transferee Company, as the case may be, shall have no further obligation outstanding in that behalf.

         (iv) Without prejudice to the provisions of clause (f) (ii) above, the guarantees, letters of credit, letters of comfort and other similar arrangements, if any, given or executed or made by ICICI in favour of, for the benefit of and on behalf of, ICICI Capital and/or ICICI PFS in favour of any person shall stand discharged.

     (g)  If the Effective Date occurs after the Appointed Date:

          (i) each of the Transferor Companies with effect from the Appointed Date and up to and including the Effective Date:

               (aa) shall carry on and shall be deemed to have carried on all the business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and in trust for, the Transferee Company; and

               (bb) all the profits or incomes accruing or arising to the
                    Transferor Companies, or expenditure or losses arising or incurred (including the effect of taxes, if any, thereon) by the Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or expenditure or losses or taxes of the Transferee Company, as the case may be.

         (ii) each of the Transferor Companies with effect from the Appointed Date and up to and including the Effective Date shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake financial commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber the Undertaking or any part thereof, save and except in each case in the following circumstances:

               (aa) if the same is in its ordinary course of business as
                    carried on by it as on the date of filing of the Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad; or

               (bb) if the same is expressly permitted by the Scheme; or

               (cc) if prior written consent of the Transferee Company has been obtained.

        (iii) the Transferee Company with effect from the Appointed Date and up to and including the Effective Date shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake financial commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber its undertaking or any part thereof, save and except in each case in the following circumstances:

               (aa) if the same is in its ordinary course of business as
                    carried on by it as on the date of filing this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad; or

               (bb) if the same is expressly permitted by the Scheme; or

               (cc) if prior written consent of each of the Transferor
                    Companies has been obtained.

     (h) (i) The Board of Directors of ICICI and the Transferee Company have jointly constituted a committee in the manner described in sub-clause (ii) below (the "Joint Committee") to perform the functions specified in subclause (iii) below from the date of filing of the Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad until the Effective Date.

         (ii) The Joint Committee shall consist of Shri K. V. Kamath (Managing Director and Chief Executive Officer, ICICI), as the Chairman of the Joint Committee, Shri H. N. Sinor (Managing Director and Chief Executive Officer, ICICI Bank), as a member of the Joint Committee. Shri K. V. Kamath shall have the power and authority to appoint such additional members of the Joint Committee, as may be necessary, from amongst the whole time Directors and/or employees of ICICI. Shri H. N. Sinor shall have the power and authority to appoint such additional members of the Joint Committee, as may be necessary, from amongst the whole time Directors and/or employees of ICICI Bank.

        (iii) From the date of filing of the Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad and until the Effective Date, the Joint Committee shall perform the following functions:

               (aa) in case of any ambiguity or any question as to whether any matter is within or outside the ordinary course of business of the Transferor Companies and/or the Transferee Company, it shall determine the same on the basis of evidence that it may deem relevant for the purpose (including the books and records of the Transferor Companies and/or the Transferee Company);

               (bb) to consider for approval the matters pertaining to the share capital of the Transferor Companies and/or the Transferee Company as specified in Clause 9 of the Scheme;

               (cc) to deal with the matters, if any, in relation to change in the employees' compensation structure of the Transferor Companies and the Transferee Company and matters incidental or consequential or related thereto; and

               (dd) to perform such other functions specifically provided elsewhere in the Scheme or as may be specifically conferred on it by the Boards of Directors of ICICI and the Transferee Company respectively.

         (iv) The Scheme contains broad procedures relating to holding of meetings of and taking of decisions by the Joint Committee.

     (i) ICICI may, on the Appointed Date, transfer all the shares of the Transferee Company held by it on such date (the "ICICI Bank Shares") to an individual trustee or a board of trustees (including the survivors or survivor of any of the trustees comprising such board of trustees) or a corporate trustee (hereinafter referred to as the "Trustees") to have and to hold the ICICI Bank Shares in trust together with all additions or accretions thereto upon trust exclusively for the benefit of ICICI and its successor subject to the powers, provisions, discretions, rights and agreements contained in the instrument (the "Trust Deed") establishing the aforesaid trust (the "Trust"). The Trustees shall not exercise any voting rights with respect to ICICI Bank Shares. It is proposed that the Trustees shall, within a period of 24 months from the Effective Date, subject however to the prevailing market conditions (in which case, the said period may be suitably extended in the discretion of the Trustees), sell, transfer or dispose of the ICICI Bank Shares at such time or times and in such manner as may be proper in accordance with provisions of the Trust Deed and shall remit the proceeds thereof to ICICI or its successor and consequent thereto all obligations of the Trustees under the Trust Deed shall stand discharged and the Trust shall stand terminated.

     (j) From the date of filing of the Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad and up to and including the Effective Date, none of the Transferor Companies and/or the Transferee Company shall make any change in its capital structure in any manner either by any increase (including by way of issue of equity and/or preference shares on a rights basis or by way of a public issue, bonus shares and/or convertible debentures or otherwise), decrease, reduction, reclassification, sub-division, consolidation, re- organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as defined in clause (n)
          (i) below), except with the prior approval of the Joint Committee provided that nothing contained in this sub-clause shall be deemed to affect any pre-existing obligations of any of the Transferor Companies and/or the Transferee Company, including in respect of the issue of further employees' stock options, vesting of stock options or exercise of vested options under any existing scheme or conversion of any loan or convertible security into equity shares in accordance with the terms of any loan obtained or convertible security issued by any of the Transferor Companies and/or the Transferee Company.

     (k) Upon the coming into effect of the Scheme all suits, actions and legal and other proceedings by or against the Transferor Companies pending and/or arising on or before the Appointed Date or the Effective Date (whichever is later) shall be transferred in the name of the Transferee Company and shall be continued and be enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been pending and/or arisen by or against the Transferee Company.

     (l) Upon the coming into effect of the Scheme, and subject to the provisions of the Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to any of them) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Appointed Date or the Effective Date (whichever is later), shall, without any further act, instrument or deed, be in full force and effect in favour of or against the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of such Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto.

     (m)  Upon the coming into effect of the Scheme:

          (i) the employees of the Transferor Companies who are in service on the Appointed Date or the Effective Date (whichever is later), shall become the employees solely of the Transferee Company on such date without any break or interruption in service and on terms and conditions as to remuneration not less favourable than those subsisting with reference to the respective Transferor Companies on the said date.

         (ii) the existing provident fund, gratuity fund, and pension and/or superannuation fund or trusts created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies shall be transferred to the relevant funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such matters, the Transferee Company shall create its own funds to which the contributions pertaining to the employees of Transferor Companies shall be transferred.

     (n) (i) Upon the coming into effect of the Scheme, and in consideration of the transfer of and vesting of the Undertaking and the Liabilities of the Transferor Companies in the Transferee Company in terms of the Scheme, the Transferee Company shall without any further application, act, instrument or deed, issue and allot to the equity shareholders of ICICI whose names are recorded in the Register of Members of ICICI (the "Members"), on a date (hereinafter referred to as the "Record Date") to be fixed by the Board of Directors of the Transferee Company or a committee of such Board of Directors, equity shares of the face value of Rs. 10/- (Rupees ten only) each, credited as fully paid up, in the ratio of 1 (one) equity share of the face value of Rs. 10/- (Rupees ten only) each in the Transferee Company for every 2 (two) equity shares of the face value of Rs. 10/- (Rupees ten only) each held in ICICI.

               (the above ratio in which the shares of the Transferee Company are to be allotted to the shareholders of ICICI by the Transferee Company is hereinafter referred to as the "Share Exchange Ratio").

               The Share Exchange Ratio was arrived at based on a valuation process undertaken by reputed external valuers. JM Morgan Stanley and DSP Merrill Lynch were appointed by ICICI and ICICI Bank respectively to advise them on a fair share exchange ratio. In addition, both ICICI and ICICI Bank had jointly appointed the accounting firm Deloitte Haskins & Sells to recommend the final share exchange ratio to each of the Board of Directors of ICICI and ICICI Bank. The Share Exchange Ratio has been determined in accordance with accepted valuation methodologies, using the relative market prices, dividend discount approach and net asset values.

         (ii) The share certificates in relation to the shares held by the said Members in ICICI (and the ADRs, as defined in Clause 2 of the Scheme) that have been issued representing the underlying shares in ICICI) shall be deemed to have been automatically cancelled and be of no effect on and from such Record Date, without any further act, instrument or deed. In so far as the issue of shares pursuant to sub-clause (i) above is concerned, each of the said Members of ICICI, shall have the option, exercisable by notice in writing by the said Members to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a committee of such Board of Directors, to receive either in certificate form or in dematerialised form, the shares of the Transferee Company in lieu thereof and in terms of the Scheme. In the event that such notice has not been received by the Transferee Company in respect of any of the said Members, the shares of the Transferee Company shall be issued to such Members in certificate form. Those of the said Members exercising the option to receive the shares in dematerialised form shall be required to have an account with a depositary participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/ dematerialised securities account of such Member with the shares of the Transferee Company.

        (iii) No shares shall be issued by the Transferee Company pursuant to the amalgamation of ICICI Capital and ICICI PFS, both of which are wholly owned subsidiaries of ICICI.

         (iv) In respect of equity shares of ICICI where calls are in arrears, without prejudice to any remedies that ICICI or the Transferee Company, as the case may be, shall have in this behalf, the Transferee Company shall not be bound to issue any shares of the Transferee Company (whether partly paid or otherwise) nor to confirm any entitlement to such holder until such time as the calls-in-arrears are paid.

          (v) Upon the coming into effect of the Scheme, the Transferee Company shall issue to the holders of 0.001% preference shares of Rs. 1,00,00,000/- each fully paid-up (the "Preference Shares") of ICICI one 0.001% preference share of Rs. 1,00,00,000/- fully paid in lieu of every Preference Share on the same terms and conditions, subject to the approval of the Reserve Bank of India and issue of notification and/or grant of permission for issuance of such preference shares, and/or amendment of the Banking Regulation Act, 1949. Provided however, in case such approval and/or grant of permission and/or amendment is not forthcoming,

               ICICI will make alternate arrangements for accounting for the Preference Shares. The Preference Shares of ICICI shall stand cancelled upon the issuance of the preference shares by the Transferee Company as aforesaid. Nothing contained in this Clause shall affect the redemption on maturity of any of the Preference Shares of ICICI prior to the Effective Date.

     (o) No fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements, if any, to any Member. The Board of Directors of the Transferee Company shall, instead consolidate all such fractional entitlements and thereupon issue and allot equity shares in lieu thereof to the Trust or a director or an officer of the Transferee Company or such other person as the Transferee Company shall appoint in this behalf who shall hold the shares in trust on behalf of the Members with the express understanding that such Trust, director(s) or officer(s) or person entitled to fractional entitlements shall sell the same in the market at such time or times and at such price or prices in the market and to such person or persons, as it/he/they deem fit, and pay to the Transferee Company, the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the Members of ICICI in proportion to their respective fractional entitlements.

     (p) Equity shares issued and allotted by the Transferee Company in accordance with the Share Exchange Ratio shall be subject to the provisions of the Articles of Association of the Transferee Company and shall rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividends, if any, that may be declared by the Transferee Company, on or after the Appointed Date.

     (q) Equity shares of the Transferee Company issued in terms of the Share Exchange Ratio above, shall, subject to applicable regulations, be listed or admitted to trading on the relevant stock exchange(s), whether in India or abroad, where the equity shares of the Transferee Company are presently listed or admitted to trading.

     (r) (i) Upon the coming into effect of the Scheme and the issue of shares in accordance with the Share Exchange Ratio, the Transferee Company shall instruct its depositary (the "Depositary") to issue ADRs of the Transferee Company to the existing investors in ADRs of ICICI in an appropriate manner in accordance with the terms of the Deposit Agreement entered into amongst the Transferee Company, Bankers Trust Company and all registered holders and beneficial owners from time to time of the ADRs of the Transferee Company (the "Deposit Agreement"). The Transferee Company and the Depositary shall enter into such further documents as may be necessary and appropriate in this behalf.

         (ii) The Transferee Company shall take necessary steps for the issue of ADRs pursuant to sub-Clause (i) above and for listing the ADRs on the New York Stock Exchange, including without limitation the filing of a supplemental listing application with the New York Stock Exchange and any required amendment of the Form F-6 under the US Securities Act of 1933, as amended (the "Securities Act").

        (iii) The ADRs issued to the existing investors in the ADRs of ICICI pursuant to sub-Clause (i) above shall be similar in all material respects with the then existing ADRs of the Transferee Company.

         (iv) The equity shares underlying the ADRs issued to the existing investors in the ADRs of ICICI shall not be registered under the Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act, and upon a no-action letter issued by the staff of the US Securities and Exchange Commission. To obtain this exemption, the Transferee Company will rely on the approval of the Scheme by the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad following the hearing by each court.

          (v) If, on account of the Share Exchange Ratio, fractional ADRs of the Transferee Company have to be issued, then, in accordance with Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional ADRs the Depositary may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

     (s)  The Scheme is conditional upon and subject to:

          (i) the Scheme being agreed to by the requisite majorities of the Members of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad being obtained;

         (ii)  the approval of the Reserve Bank of India being obtained;

        (iii) such other sanctions and approvals including from any governmental authority or contracting party, if any, as may be required by law or contract in respect of the Scheme being obtained; and

         (iv) the certified copies of the court orders referred to in the Scheme being filed with the Registrar of Companies, Maharashtra and the Registrar of Companies, Gujarat.

     The Members are requested to read the entire text of the Scheme to get better acquainted with the provisions thereof as stated above. The aforesaid are only the main clauses thereof.

28. The Transferor Companies are not subsidiaries of the Transferee Company in any manner whatsoever as provided in Section 4 of the Companies Act, 1956.

29. The merged entity would be the second-largest amongst all banks in India ranked on the basis of their total assets with considerable competitive advantages in terms of technology, processes and human resources. The amalgamation would combine the large capital base of ICICI with the strong deposit raising capacity of the Applicant Company, enabling the merged entity to diversify its sources of funding and giving it greater flexibility to develop profitable business lines. The merged entity's focus on raising resources through retail deposits, which is recognised as a stable source of funding for banks, will impart greater stability to the liability base. Further, the merged entity will maintain large cash reserves and liquid investments in Government securities, in compliance with statutory norms applicable to banks, which will ensure adequate liquidity at all times.

30. The domestic credit rating agencies have continued to maintain their "AAA" credit ratings, indicating it would have highest safety, for ICICI after the announcement of the proposed merger. The international credit rating agencies, Moody's Investors Services and Standard and Poor's, have also maintained their credit ratings for ICICI after announcement of the proposed merger. Moody's Investors Services has also expressed the view that the proposed merger of ICICI with the Applicant Company would create a financially stronger entity and would have positive implications for the debt obligations of ICICI.

31. There is no likelihood that any creditor of the Applicant Company would lose or be prejudiced as a result of the Scheme being passed. The latest audited accounts of the Transferor Companies and the Transferee Company indicates that the Transferor Companies and the Transferee Company are in a solvent position and the merged entity would emerge stronger and thus be able to meet the liabilities as they arise in the course of business. Hence, the Scheme will not adversely affect the interests of any of the creditors.

32. The Scheme provides that in the event the Scheme fails to take effect by June 30, 2002 or by such later date as may be agreed to by the respective Boards of Directors of each of the Transferor Companies and the Transferee Company, the Scheme would become null and void and in that event no rights and liabilities whatsoever would accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each of the Companies shall bear its own costs or as may be mutually agreed amongst themselves.

33. The Directors of each of the Transferor Companies and the Transferee Company may be deemed to be concerned and/ or interested in the Scheme to the extent of their shareholding in the Companies or to the extent the said Directors are the partners, directors, members of the companies, firms and/or institutions that hold shares in any of the Companies.

34. The Directors and executive officers of ICICI Bank and their shareholding and stock options granted in ICICI Bank and ICICI on October 31, 2001 were as follows:

                                                     ICICI Bank             ICICI
Name                     Age  Position             Share-    Stock     Share-    Stock
                                                  holding  options    holding  options

Mr. K.V. Kamath          53   Director              1,000   75,000     35,000  360,000
Ms. Lalita D. Gupte      52   Director              1,000   52,500     10,085  330,000
Mr. B. V. Bhargava       65   Director              4,600       --     16,564       --
Mr. Uday M. Chitale      52   Director                 --       --         --       --
Mr. Somesh R. Sathe      56   Director                 --       --         --       --
Mr. R. Rajamani          65   Director                 --       --         --       --
Dr. Satish C. Jha        67   Director                 --       --         --       --
Mr. H. N. Sinor          56   Managing Director     1,100  131,250         --   90,000
                              and Chief Executive
                              Officer
Ms. Chanda D. Kochhar(1) 39   Executive Director    1,000   15,000      4,965  120,000
Dr. Nachiket Mor(1)      37   Executive Director       --   12,000         --  120,000
Mr. M. N. Gopinath       52   Senior Executive Vice   200   56,250         --    8,000
                              President
Mr. Ashok Alladi         50   Senior Executive Vice    --   43,750         --    6,000
                              President
Mr. G. Venkatakrishnan   50   Senior Executive Vice    --   50,000        500    5,000
                              President and Chief
                              Financial Officer
Mr. M. N. Shenoi         43   Senior Executive Vice 1,000   40,000         --    5,000
                              President
Mr. R. B. Nirantar       46   Senior Executive Vice   100   43,750         --    7,500
                              President
Mr. A. Hari Prasad       46   Senior Executive Vice    --   43,750         --    5,000
                              President
Mr. V. Nachiappan        47   Senior Executive Vice 4,746       --         --       --
                              President
Mr. Bhashyam Seshan      45   Company Secretary     1,200   17,500         --       --

(1) Joined ICICI Bank in fiscal 2002.

35. The Directors and executive officers of ICICI and their shareholding and stock options granted in ICICI and ICICI Bank on October 31, 2001 were as follows:

                                                             ICICI             ICICI Bank
Name                          Age  Position             Share-    Stock     Share-    Stock
                                                       holding  options    holding  options

Mr. N. Vaghul                 65   Director             50,586       --      2,250       --
Mr. B. K. Jhawar              66   Director                 --       --         --       --
Mr. R. Seshasayee             53   Director                 --       --         --       --
Dr. Rakesh Khurana            53   Director                 --       --         --       --
Dr. Ashok Ganguly             66   Director                 --       --         --       --
Mr. D. Sengupta               59   Director                 --       --         --       --
Mr. N. R. Narayana Murthy     55   Director                 --       --         --       --
Prof. Marti G. Subrahmanyam   55   Director              2,598       --         --       --
Mr. Lakshmi N. Mittal         51   Director                 --       --         --       --
Mr. S. K. Purkayastha         57   Director                 --       --         --       --
Mr. G. N. Bajpai              59   Director                 --       --         --       --
Mr. Anupam Puri               56   Director                 --       --         --       --
Mr. K. V. Kamath              53   Managing Director    35,000  360,000      1,000   75,000
                                   and Chief
                                   Executive Officer
Ms. Lalita D. Gupte           52   Joint Managing       10,085  330,000      1,000   52,500
                                   Director and Chief
                                   Operating Officer -
                                   International
                                   Business
Ms. Kalpana Morparia          52   Executive Director   30,383  180,000      1,000   20,000
Mr. Subrata Mukherji          48   Executive Director    3,009  180,000      1,000   18,000
Mr. Sanjiv Kerkar             50   Senior General        6,182  180,000      1,200   18,000
                                   Manager
Mr. P. H. Ravikumar(1)        50   Senior General           --   12,000      1,000   54,700
                                   Manager
Ms. Ramni Nirula              49   Senior General        4,133  120,000         --   12,000
                                   Manager
Mr. Devdatt Shah              46   Senior General           --  120,000         --       --
                                   Manager
Ms. Shikha Sarma              42   Senior General        1,833  180,000      1,000   18,000
                                   Manager
Mr. Balaji Swaminathan(1)     36   Senior General           --   60,000         --       --
                                   Manager and Chief
                                   Financial Officer
Mr. Jyotin Mehta              43   General Manager and      --   20,000         --       --
                                   Company Secretary

(1) Joined ICICI in fiscal 2002.

36. The Directors and executive officers of ICICI Capital and their shareholding and stock options granted in ICICI and ICICI Bank on October 31, 2001 were as follows:

                                                             ICICI             ICICI Bank
Name                          Age  Position             Share-    Stock     Share-    Stock
                                                       holding  options    holding  options

Ms. Lalita D. Gupte           52   Chairperson          10,085  330,000      1,000   52,500
Ms. Kalpana Morparia          52   Director             30,383  180,000      1,000   20,000
Mr. Subrata Mukherji          48   Director              3,009  180,000      1,000   18,000
Mr. V. Srinivasan             45   Director              5,916  120,000      1,000   12,000
Ms. Madhabi Puri Buch         35   Director              2,283   90,000      1,200    7,500
Mr. M. N. Gopinath            52   Director                 --       --        200   56,250
Mr. Amitabh Chaturvedi        33   Executive Director       --   40,000         --    2,500
Mr. R. K. Saxena              45   Company Secretary        --   10,000        500       --

37. The Directors and executive officers of ICICI PFS and their shareholding and stock options granted in ICICI and ICICI Bank on October 31, 2001 were as follows:

                                                             ICICI             ICICI Bank
Name                          Age  Position             Share-    Stock     Share-    Stock
                                                       holding  options    holding  options

Mr. K. V. Kamath              53   Chairman             35,000  360,000      1,000   75,000
Ms. Lalita D. Gupte           52   Director             10,085  330,000      1,000   52,500
Ms. Kalpana Morparia          52   Director             30,383  180,000      1,000   20,000
Mr. Subrata Mukherji          48   Director              3,009  180,000      1,000   18,000
Mr. Sanjiv Kerkar             50   Director              6,182  180,000      1,200   18,000
Mr. Nagesh Pinge              43   Director              2,026   90,000         --       --
Ms. Madhabi Puri Buch         35   Director              2,283   90,000      1,200    7,500
Mr. V. Vaidyanathan           33   Managing Director        --   65,000         --       --
Mr. Rajesh Chawathe           31   Company Secretary       150       --        800       --

38. This Scheme will have no effect on the interests of each of the Directors of the Companies except in their capacity as shareholders of the Companies. Particulars of the interests of such Directors are available for inspection at the respective Registered Offices of the Transferee Company and each of the Transferor Companies.

39. No investigation proceedings have been instituted or are pending under Sections 235 to 251 of the Companies Act, 1956 against the Transferor Companies and the Transferee Company.

40. Inspection of the following documents may be had at the Registered Office of the Applicant Company on any working day (except Saturday) prior to the date of the meeting, during office hours.

     (i) the Order dated the 19th day of December, 2001, of the High Court of Gujarat at Ahmedabad directing the convening of the meeting of the Equity Shareholders of the Applicant Company.

    (ii)  the Scheme.

   (iii) the Memorandum and Articles of Association of the Transferor Companies and the Transferee Company.

    (iv) the Annual Report of the Transferor Companies and the Transferee Company for the year ended March 31, 2001.

     (v)  the Valuation Report of Deloitte Haskins & Sells.

    (vi) the Annual Reports on Form 20-F of the Applicant Company and ICICI filed with the Securities and Exchange Commission for the year ended March 31, 2001.

     This statement may be treated as the statement under Section 173 and also
     Section 393 of the Companies Act, 1956. A copy of the Scheme and this statement may be obtained from the Registered Office of the Applicant Company.

                                        /s/ Bhupendranath Vidyanath Bhargava
Dated this 21st day of December 2001.   Bhupendranath Vidyanath Bhargava
                                        Chairman appointed for the meeting
Registered Office:
Landmark, Race Course Circle
Vadodara 390 007, Gujarat

                            SCHEME OF AMALGAMATION
                                      of

ICICI LIMITED                            )
ICICI CAPITAL SERVICES LIMITED           ) collectively the Transferor Companies
ICICI PERSONAL FINANCIAL SERVICES LIMITED)

                                     with

ICICI BANK LIMITED ....................... the Transferee Company

PART I - GENERAL

1. This Scheme of Amalgamation (hereinafter referred to as the "Scheme") provides for the amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited (both ICICI Capital Services Limited and ICICI Personal Financial Services Limited, are wholly-owned subsidiaries of ICICI Limited) with ICICI Bank Limited pursuant to Sections 391 to 394 and other relevant provisions of the Act.

2. In this Scheme, unless repugnant to the meaning or context thereof, the following expressions shall have the following meanings:

     "Act" means the Companies Act, 1956 or any amendment or re-enactment thereof.

     "ADRs" means American depositary receipts issued pursuant to the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 together with any modification thereto and other applicable laws, and where relevant shall include the underlying equity shares relating thereto.

     "Appointed Date" means the later of (i) March 30, 2002 and (ii) the date on which the approval of the Reserve Bank of India for the Scheme becomes effective.

     "Assets" or "Undertaking" means all the undertakings, the entire businesses, all the properties (whether movable or immovable, tangible or intangible), assets, deposits, investments of all kinds (including shares, scrips, stocks, bonds, debentures, debenture stock, units or pass through certificates), all cash balances with the Reserve Bank of India and other banks, money at call and short notice, loans, advances, contingent rights or benefits, lease and hire purchase contracts and assets, securitised assets, receivables, benefit of assets or properties or other interest held in trust, benefit of any security arrangements, authorities, allotments, approvals, reversions, buildings and structures, office, residential and other premises, tenancies, leases, licenses, fixed and other assets, powers, consents, authorities, registrations, agreements, contracts, engagements, arrangements of all kinds, rights, titles, interests, benefits and advantages of whatsoever nature and wheresoever situate belonging to or in the ownership, power or possession or in the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Companies or to which the Transferor Companies may be entitled and include but without being limited to trade and service names and marks and other intellectual property rights of any nature whatsoever, permits, approvals, authorisations, rights to use and avail of telephones, telexes, facsimile, email, internet, leased line connections and installations, utilities, electricity and other services, reserves, provisions, funds, benefits of all agreements, all records, files, papers, computer programmes, manuals, data, catalogues, sales and advertising materials, lists and other details of present and former customers and suppliers, customers credit information, customer and supplier pricing information and other records in connection with or relating to the Transferor Companies and all other interests of whatsoever nature belonging to or in the ownership, power, possession or the control of or vested in or granted in favour of or held for the benefit of or enjoyed by the Transferor Companies, whether in India or abroad.

     "Deposit Agreement" shall have the meaning ascribed to it in Clause 17(a).

     "Depositary" shall have the meaning ascribed to it in Clause 17(a).

     "Effective Date" means the last of the dates on which all conditions, matters and filings referred to in Clause 26 hereof have been fulfilled and necessary orders, approvals and consents referred to therein have been obtained.

     References in this Scheme to the date of "coming into effect of this Scheme" or "effectiveness of this Scheme" shall mean the Effective Date.

     "ICICI" means ICICI Limited, a company incorporated under the Indian Companies Act, 1913 and having its registered office at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra.

     "ICICI Bank" or the "Transferee Company" means ICICI Bank Limited, a company incorporated under the Companies Act, 1956 and licensed by the Reserve Bank of India under the Banking Regulation Act, 1949 and having its registered office at Landmark, Race Course Circle, Vadodara 390 007, Gujarat.

     "ICICI Bank Shares" shall have the meaning ascribed to it in Clause 8.

     "ICICI Capital" means ICICI Capital Services Limited, a company incorporated under the Companies Act, 1956, and having its registered office at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra.

     "ICICI PFS" means ICICI Personal Financial Services Limited, a company incorporated under the Companies Act, 1956, and having its registered office at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra.

     "ICICI Stock Options" shall have the meaning ascribed to it in Clause 9
     (b) (i).

     "Joint Committee" shall have the meaning ascribed to it in Clause 7(a).

     "Members" shall have the meaning ascribed to it in Clause 13(a).

     "Liabilities" shall have the meaning ascribed to it in Clause 5(a).

     "Pledged Documents" shall have the meaning ascribed to it in Clause 4(e).

     "Pledged Shares" shall have the meaning ascribed to it in Clause 4(e).

     "Preference Shares" shall have the meaning ascribed to it in Clause 13(e).

     "Record Date" shall have the meaning ascribed to it in Clause 13(a).

     "Securities Act" shall have the meaning ascribed to it in Clause 17(b).

     "Security Trustee" shall have the meaning ascribed to it in Clause 4(e).

     "Share Exchange Ratio" shall have the meaning ascribed to it in Clause
     13(a).

     "Transferor Companies" means collectively ICICI, ICICI Capital and ICICI PFS and "Transferor Company" means individually each of them.

     "Transferor Companies' Securities" shall have the meaning ascribed to it in Clause 5(d).

     "Trust" shall have the meaning ascribed to it in Clause 8.

     "Trust Deed" shall have the meaning ascribed to it in Clause 8.

     "Trustees" shall have the meaning ascribed to it in Clause 8.

PART II - SHARE CAPITAL

3.   (a)  The share capital of ICICI as of September 30, 2001 is as under :

          AUTHORIZED                                                        (IN RUPEES)

          1,600,000,000 Equity Shares of Rs. 10/- each                  1600,00,00,000
          5,000,000,000 Preference Shares of Rs. 10/- each              5000,00,00,000
          350 Preference Shares of Rs. 10,000,000/- each                 350,00,00,000
                                                                        --------------
                                                                        6950,00,00,000
                                                                        --------------
          ISSUED, SUBSCRIBED AND PAID-UP

          785,345,448 Equity Shares of Rs. 10/- each fully paid-up       785,34,54,480
          Less: Calls in arrears                                             48,29,648.19
                                                                         ----------------
                                                                         784,86,24,831.81
                                                                         ----------------
          350 0.001% Preference Shares of Rs. 1,00,00,000/- each
          fully paid-up redeemable at par on April 20, 2018              350,00,00,000

Of the above -

          (i) 6,750,000 Equity Shares are allotted as fully paid-up by way of bonus shares by capitalization of General Reserve;

         (ii) 222,534,943 Equity Shares are allotted as fully paid-up by conversion of Debentures/Loans into Equity Shares (including 9,798,327 Equity Shares on conversion of loans of erstwhile SCICI Ltd.)

        (iii) 69,184,024 Equity Shares are allotted as fully paid-up towards consideration for amalgamation of erstwhile SCICI Ltd. with ICICI.

         (iv) 2,395,205 Equity Shares are allotted as fully paid-up towards consideration for amalgamation of erstwhile ITC Classic Finance Limited with ICICI.

          (v) 1,657,061 Equity Shares are allotted as fully paid-up towards consideration for amalgamation of erstwhile Anagram Finance Limited with ICICI.

         (vi) 256,414,285 (including 96,700,000 Equity Shares represented by Global Depositary Receipts which were converted into American Depositary Shares) Equity Shares are allotted as fully paid-up represented by American Depositary Shares through an international offering in US Dollars.

     (b) The share capital of ICICI Capital as of September 30, 2001 is as under:

          AUTHORIZED                                                        (IN RUPEES)

          5,000,000 Equity Shares of Rs. 10/- each                         5,00,00,000

          ISSUED, SUBSCRIBED AND PAID-UP

          5,000,000 Equity Shares of Rs. 10/- each fully paid-up           5,00,00,000

     (c)  The share capital of ICICI PFS as of September 30, 2001 is as under:

          AUTHORIZED                                                        (IN RUPEES)


          150,000,000 Equity Shares of Rs. 10/- each                     150,00,00,000

          ISSUED, SUBSCRIBED AND PAID-UP

          5,000,000 Equity Shares of Rs. 10/- each                         5,00,00,000

     (d) The share capital of the Transferee Company as of September 30, 2001 is as under:

          AUTHORIZED                                                        (IN RUPEES)

          300,000,000 Equity Shares of Rs. 10/- each                     300,00,00,000

          ISSUED, SUBSCRIBED AND PAID-UP

          220,358,680 Equity Shares of Rs. 10/- each fully paid-up       220,35,86,800

          Of the above -

          23,539,800 Equity Shares are allotted as fully paid-up towards consideration for amalgamation of erstwhile Bank of Madura Limited with the Bank.

PART III - TRANSFER AND VESTING

4. Upon the coming into effect of this Scheme and with effect from the Appointed Date and subject to the provisions of this Scheme:

     (a) The Undertaking of the Transferor Companies shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested in or be deemed to have been transferred to and vested in the Transferee Company as a going concern so as to become as and from the Appointed Date, the estate, assets, rights, title, interest and authorities of the Transferee Company.

     (b) Without prejudice to sub-clause (a) above, in respect of such of the assets of the Undertaking as are movable in nature or are otherwise capable of transfer by manual delivery or by endorsement and/or delivery, the same may be so transferred by the Transferor Companies, and shall, upon such transfer, become the property, estate, assets, rights, title, interest and authorities of the Transferee Company.

     (c) All the licenses, permits, quotas, approvals, incentives, subsidies, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by and all rights and benefits that have accrued to the Transferor Companies shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vest in or be deemed to be transferred to and vested in and be available to the Transferee Company so as to become as and from the Appointed Date the estates, assets, rights, title, interests and authorities of the Transferee Company and shall remain valid, effective and enforceable on the same terms and conditions to the extent permissible under law.

     (d) All assets, estate, rights, title, interest, licenses and authorities acquired by or quotas, approvals, incentives, subsidies, rights, claims, leases, tenancy rights, liberties, rehabilitation schemes, special status and other benefits or privileges enjoyed or conferred upon or held or availed of by and/or all rights and benefits that have accrued to the Transferor Companies after the Appointed Date and prior to the Effective Date in connection or in relation to the operation of the Undertaking shall, pursuant to the provisions of
          Section 394(2) of the Act, without any further act, instrument or deed, be and stand transferred to and vested or deemed to be transferred to and vested in the Transferee Company.

     (e) Such of the shares which have been pledged in favour of one or more of the Transferor Companies (the "Pledged Shares"), whether in their own name or as an agent or trustee, by third parties by way of security under the terms of the relevant agreements, documents and/or arrangements (collectively the "Pledge Documents"), shall, without any further act, instrument or deed be and stand transferred to ICICI Trusteeship Services Limited, a company incorporated under the Companies Act, 1956 and having its registered office at ICICI Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, who shall hold the Pledged Shares on trust as a trustee exclusively for the benefit of the persons for whose benefit the pledge has been created (ICICI Trusteeship Services Limited is hereinafter referred to as the "Security Trustee"), and all the rights, benefits and obligations of such Transferor Company as pledgee, agent or trustee under the Pledge Documents shall be and stand transferred to and vested in the Security Trustee, and the Pledge Documents shall continue to be in full force and effect and may be enforced as fully and effectually as if, instead of such Transferor Company, the Security Trustee had been a party thereto. The Security Trustee shall hold the Pledged Shares in trust for the benefit of the persons for whose benefit the pledge has been created and exercise all powers, trusts, authorities, duties and discretions as are specifically vested in the Security Trustee under the Pledge Documents and such other rights, powers and discretions as are reasonably incidental thereto, on and subject to the instructions and directions issued by the person for whose benefit the pledge has been created, from time to time.

5. Upon the coming into effect of this Scheme and with effect from the Appointed Date:

     (a) All debts, including rupee and foreign currency loans, term deposits, time and demand liabilities, borrowings, bills payable, interest accrued and all other duties, liabilities, undertakings and obligations of the Transferor Companies (the "Liabilities") shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to and vested in or be deemed to stand transferred to and vested in, the Transferee Company so as to become the Liabilities of the Transferee Company, and further that it shall not be necessary to obtain the consent of any person who is a party to any contract or arrangement by virtue of which such Liabilities have arisen in order to give effect to the provisions of this Clause.

     (b) In case of such of the Liabilities or the documents governing such of the Liabilities where there is an obligation on one or more of the Transferor Companies to maintain any privilege or status specifically conferred by any statute or regulation, such obligation and related consequences thereof shall cease to be operative against the Transferee Company, and the relevant terms of the documents governing such Liabilities shall, without any further act, instrument or deed, stand modified accordingly.

     (c) All public deposits, debentures or bonds of the Transferor Companies shall be kept distinctly identified in the records of the Transferee Company for all intents and purposes including taxation and accounting and shall not be combined with any existing outstanding deposit scheme or series of debentures or bonds of the Transferee Company.

     (d) (i) All debentures, bonds, notes or other securities of the Transferor Companies, whether convertible into equity or otherwise, (the "Transferor Companies' Securities"), shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed become securities of the Transferee Company and all rights, powers, duties and obligations in relation thereto shall be and stand transferred to and vested in or deemed to be transferred to and vested in and shall be exercised by or against the

               Transferee Company as if it were the Transferor Company in respect of the Transferor Companies' Securities so transferred. If the Transferor Companies' Securities are listed on any stock exchange, the same shall, subject to applicable regulations, be listed and/or admitted to trading on the relevant stock exchange/s whether in India or abroad, where the Transferor Companies' Securities were listed and/or admitted to trading on the same terms and conditions unless otherwise modified in accordance with the provisions hereof.

         (ii) Loans and other obligations (including any guarantees, letters of credit, letters of comfort or any other instrument or arrangement which may give rise to a contingent liability in whatever form), if any, due or which may at any time in future become due between or amongst the Transferor Companies and the Transferee Company shall stand discharged and there shall be no liability in that behalf on either party. Provided however, security over any moveable and/or immoveable properties and security in any other form (both present and future), if any, created by any person in favour of any one or more of the Transferor Companies for securing the obligation of the persons for and on whose behalf a guarantee, letter of credit, letter of comfort or other similar instrument has been executed or arrangements entered into by the Transferor Companies in favour of the Transferee Company shall, pursuant to the provisions of
               Section 394(2) of the Act, without any further act, instrument or deed stand vested in and be deemed to be in favour of the Transferee Company and the benefit of such security shall be available to the Transferee Company as if such security was ab initio created in favour of the Transferee Company.

        (iii) Any securities, debentures or notes, if any, issued by any one or more of the Transferor Companies, and held by the Transferee Company, and vice versa shall, unless sold or transferred by such Transferor Company or the Transferee Company, as the case may be, at any time prior to the Appointed Date or the Effective Date (whichever is later), stand cancelled as on the Effective Date, and shall be of no effect and such Transferor Company or the Transferee Company, as the case may be, shall have no further obligation outstanding in that behalf.

         (iv) Without prejudice to the provisions of clause (d) (ii) above, the guarantees, letters of credit, letters of comfort and other similar arrangements, if any, given or executed or made by ICICI in favour of, for the benefit of and on behalf of, ICICI Capital and/or ICICI PFS in favour of any person shall stand discharged.

     (e) If the Effective Date occurs after the Appointed Date, the following provisions shall apply:

          (i) where any of the liabilities and obligations of the Transferor Companies as on the Appointed Date transferred to the Transferee Company have been discharged by the Transferor Companies after the Appointed Date and prior to the Effective Date, such discharge shall be deemed to have been for and on account of the Transferee Company;

         (ii) all loans raised and utilized and all debts, duties, undertakings, liabilities and obligations incurred or undertaken by the Transferor Companies in relation to or in connection with the Undertaking after the Appointed Date and prior to the Effective Date shall be deemed to have been raised, used, incurred or undertaken for and on behalf of the Transferee Company and to the extent they are outstanding on the Effective Date, shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to be transferred to and vested in the Transferee Company and shall become the liabilities and obligations of the Transferee Company which shall meet, discharge and satisfy the same; and

        (iii) all estates, assets, rights, title, interests and authorities accrued to and/or acquired by the Transferor Companies in relation to or in connection with the Undertaking after the Appointed Date and prior to the Effective Date shall have been deemed to have been accrued to and/or acquired for and on behalf of the Transferee Company and shall, pursuant to the provisions of Section 394(2) of the Act, without any further act, instrument or deed be and stand transferred to or vested in or be deemed to be transferred to or vested in the Transferee Company to that extent and shall become the estates, assets, right, title, interests and authorities of the Transferee Company.

6.   If the Effective Date occurs after the Appointed Date:

     (a) each of the Transferor Companies with effect from the Appointed Date and upto and including the Effective Date:

          (i) shall carry on and shall be deemed to have carried on all the business and activities as hitherto and shall hold and stand possessed of and shall be deemed to have held and stood possessed of the Undertaking on account of, and in trust for, the Transferee Company; and

         (ii) all the profits or incomes accruing or arising to the Transferor Companies, or expenditure or losses arising or incurred (including the effect of taxes, if any, thereon) by the Transferor Companies shall, for all purposes, be treated and be deemed to be and accrue as the profits or incomes or expenditure or losses or taxes of the Transferee Company, as the case may be.

     (b) each of the Transferor Companies with effect from the Appointed Date and upto and including the Effective Date shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake financial commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber the Undertaking or any part thereof, save and except in each case in the following circumstances:

          (i) if the same is in its ordinary course of business as carried on by it as on the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad; or

         (ii)  if the same is expressly permitted by this Scheme; or

        (iii) if prior written consent of the Transferee Company has been obtained.

     (c) the Transferee Company with effect from the Appointed Date and upto and including the Effective Date shall carry on its business and activities with reasonable diligence and business prudence and shall not undertake financial commitments either for itself or on behalf of its subsidiaries or group companies or any third party, or sell, transfer, alienate, charge, mortgage or encumber its undertaking or any part thereof, save and except in each case in the following circumstances:

          (i) if the same is in its ordinary course of business as carried on by it as on the date of filing this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad; or

         (ii)  if the same is expressly permitted by this Scheme; or

        (iii) if prior written consent of each of the Transferor Companies has been obtained.

7. (a) The Board of Directors of ICICI and the Transferee Company have jointly constituted a committee in the manner described in sub-clause
          (b) below (the "Joint Committee") to perform the functions specified in subclause (c) below from the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad until the Effective Date.

     (b) The constitution of the Joint Committee shall be as mentioned hereinbelow:

          (i) Shri K. V. Kamath (Managing Director and Chief Executive Officer, ICICI), as the Chairman of the Joint Committee;

         (ii) Shri H. N. Sinor (Managing Director and Chief Executive Officer, ICICI Bank), as a member of the Joint Committee;

        (iii) Shri K. V. Kamath shall have the power and authority to appoint such additional members of the Joint Committee, as may be necessary, from amongst the whole time Directors and/or employees of ICICI;

         (iv) Shri H. N. Sinor shall have the power and authority to appoint such additional members of the Joint Committee, as may be necessary, from amongst the whole time Directors and/or employees of ICICI Bank.

     (c) From the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad and until the Effective Date, the Joint Committee shall perform the following functions:

          (i) in case of any ambiguity or any question as to whether any matter is within or outside the ordinary course of the business of the Transferor Companies and/or the Transferee Company, it shall determine the same on the basis of evidence that it may deem relevant for the purpose (including the books and records of the Transferor Companies and/or the Transferee Company);

         (ii) to consider for approval the matters pertaining to the share capital of the Transferor Companies and/or the Transferee Company as specified in Clause 9 below;

        (iii) to deal with the matters, if any, in relation to change in the employees' compensation structure of the Transferor Companies and the Transferee Company and matters incidental or consequential or related thereto; and

         (iv) to perform such other functions specifically provided elsewhere in this Scheme or as may be specifically conferred on it by the Boards of Directors of ICICI and the Transferee Company respectively.

     (d) Unless otherwise agreed to between Shri K. V. Kamath and Shri H. N. Sinor, the quorum for meetings of the Joint Committee shall be two
          (2). The Joint Committee shall meet at such times and places, and shall observe and follow such rules and procedure formulated by the Joint Committee, from time to time, in regard to the transaction of business at its meetings. The Chairman of the Joint Committee or, if for any reason, the Chairman is unable to attend a meeting of the Joint Committee, any other member elected by the members present from amongst themselves at the meeting shall preside at such meeting. All matters shall be decided by the Joint Committee by a majority vote of the members present and voting at the meeting, and in the event of an equality of votes, the Chairman or in his absence, the person presiding, shall have the second or casting vote. If, however, without convening a meeting of the members of the Joint Committee any matter is decided by the Joint Committee wherein the consent or approval of the majority of the members of the Joint Committee is obtained by letter or letters or any instrument signed by such members of the Joint Committee then such letter or letters or instrument shall constitute a resolution passed or decision taken at the meeting of the Joint Committee duly convened and held and shall have the effect accordingly. All decisions of the Joint Committee determined as aforesaid shall be binding on the Transferor Companies and the Transferee Company.

8. ICICI may, on the Appointed Date, transfer all the shares of the Transferee Company held by it on such date (the "ICICI Bank Shares") to an individual trustee or a board of trustees (including the survivors or survivor of any of the trustees comprising such board of trustees) or a corporate trustee (hereinafter referred to as the "Trustees"), to have and to hold the ICICI Bank Shares in trust together with all additions or accretions thereto upon trust exclusively for the benefit of ICICI and its successor subject to the powers, provisions, discretions, rights and agreements contained in the instrument (the "Trust Deed") establishing the aforesaid trust (the "Trust"). The Trustees shall not exercise any voting rights with respect to ICICI Bank Shares. It is proposed that the Trustee shall, within a period of 24 months from the Effective Date subject however to the prevailing market conditions (in which case, the said period may be suitably extended in the discretion of the Trustees), sell, transfer or dispose of the ICICI Bank Shares at such time or times and in such manner as may be proper in accordance with provisions of the Trust Deed and shall remit the proceeds thereof to ICICI or its successor and consequent thereto all obligations of the Trustees under the Trust Deed shall stand discharged and the trust shall stand terminated.

9. (a) From the date of filing of this Scheme with the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad and upto and including the Effective Date, none of the Transferor Companies and/or the Transferee Company shall make any change in its capital structure in any manner either by any increase (including by way of issue of equity and/or preference shares on a rights basis or by way of a public issue, bonus shares and/or convertible debentures or otherwise), decrease, reduction, reclassification, sub- division, consolidation, re-organisation, or in any other manner which may, in any way, affect the Share Exchange Ratio (as defined in Clause 13 below), except with the prior approval of the Joint Committee provided that nothing contained in this sub-clause shall be deemed to affect any pre-existing obligations of any of the Transferor Companies and/or the Transferee Company, including in respect of the issue of further employees' stock options, vesting of stock options or exercise of vested options under any existing scheme or conversion of any loan or convertible security into equity shares in accordance with the terms of any loan obtained or convertible security issued by any of the Transferor Companies and/or the Transferee Company.

     (b) (i) In respect of the stock options granted by ICICI under the employees' stock options scheme to its directors and employees and employees of ICICI Capital or ICICI PFS or any other subsidiary or associate company of ICICI which have not yet been exercised and are outstanding ("ICICI Stock Options"), the said directors and employees shall, in lieu of the options held by them in ICICI, receive such number of options in the Transferee Company determined in accordance with the Share Exchange Ratio (as defined in Clause 13 below). The exercise price of the options received by the aforesaid directors and employees in lieu of the ICICI Stock Options shall be twice the price payable by the said directors and employees for the exercise of the ICICI Stock Options. All other terms and conditions in relation to the options aforesaid shall be similar to those contained in the employees stock option scheme of the Transferee Company.

         (ii) Upon the coming into effect of this Scheme, Section IV Part I of the employees' stock options scheme of the Transferee Company shall stand amended in the following manner:

               "The maximum number of Options granted to any Eligible Employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the Options and the aggregate of all such Options granted to the Eligible Employees shall not exceed five percent of the aggregate number of the issued equity shares of the Bank after coming into effect of the amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Bank and the issuance of equity shares by the Bank pursuant to the aforesaid amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with the Bank."

10.  Upon the coming into effect of this Scheme:

     (a) all suits, actions and legal and other proceedings by or against the Transferor Companies pending and/or arising on or before the Appointed Date or the Effective Date (whichever is later) shall be transferred in the name of the Transferee Company and shall be continued and be enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the same had been pending and/or arisen by or against the Transferee Company.

     (b) the Transferee Company shall be notified as the 'designated person' under the provisions of Section 16 read with Section 2(d) of the Shipping Development Fund Committee (Abolition) Act, 1986 and all suits, actions and legal and other proceedings by or against ICICI in its capacity as such 'designated person' pending and/or arising on or before the Appointed Date or the Effective Date (whichever is later) shall be transferred in the name of the Transferee Company and shall be continued and be enforced by or against the Transferee Company as effectually and in the same manner and to the same extent as if the Transferee Company had originally been notified as the 'designated person' in that behalf and as if the same had been pending and/ or arisen by or against the Transferee Company.

11. (a) Upon the coming into effect of this Scheme, and subject to the provisions of this Scheme, all contracts, deeds, bonds, agreements, arrangements and other instruments (including all tenancies, leases, licenses and other assurances in favour of any of the Transferor Companies or powers or authorities granted by or to any of them) of whatsoever nature to which any of the Transferor Companies is a party or to the benefit of which any of the Transferor Companies may be eligible, and which are subsisting or having effect immediately before the Appointed Date or the Effective Date (whichever is later), shall, without any further act, instrument or deed, be in full force and effect in favour of or against the Transferee Company, as the case may be, and may be enforced as fully and effectually as if, instead of such Transferor Company, the Transferee Company had been a party or beneficiary or obligee thereto.

     (b) The Transferee Company may, at any time after the coming into effect of this Scheme in accordance with the provisions hereof, if so required, under any law or otherwise, execute deeds of confirmation in favour of any party to any contract or arrangement to which any of the Transferor Companies is a party or any writings as may be necessary to be executed in order to give formal effect to the above provisions. The Transferee Company shall be deemed to be authorized to execute any such writings on behalf of the Transferor Companies and to carry out or perform all formalities or compliances required for the purposes referred to above on the part of the Transferor Companies.

12.  Upon the coming into effect of this Scheme:

     (a) the employees of the Transferor Companies who are in service on the Appointed Date or the Effective Date (whichever is later), shall become the employees solely of the Transferee Company on such date without any break or interruption in service and on terms and conditions as to remuneration not less favourable than those subsisting with reference to the respective Transferor Companies on the said date.

     (b) the existing provident fund, gratuity fund, and pension and/or superannuation fund or trusts created by the Transferor Companies or any other special funds created or existing for the benefit of the employees of the Transferor Companies shall be transferred to the relevant funds of the Transferee Company. In the event that the Transferee Company does not have its own fund with respect to any such matters, the Transferee Company shall create its own funds to which the contributions pertaining to the employees of Transferor Companies shall be transferred.

PART IV - REORGANIZATION OF CAPITAL

13. (a) Upon the coming into effect of this Scheme, and in consideration of the transfer of and vesting of the Undertaking and the Liabilities of the Transferor Companies in the Transferee Company in terms of this Scheme, the Transferee Company shall without any further application, act, instrument or deed, issue and allot to the equity shareholders of ICICI whose names are recorded in the Register of Members of ICICI (the "Members"), on a date (hereinafter referred to as the "Record Date") to be fixed by the Board of Directors of the Transferee Company or a committee of such Board of Directors, equity shares of Rs. 10/- (Rupees ten only) each, credited as fully paid up, in the ratio of 1(one) equity share of the face value of Rs. 10/- (Rupees ten only) each in the Transferee Company for every 2
          (two) equity shares of the face value of Rs. 10/- (Rupees ten only) each held in ICICI.

          (the above ratio in which the shares of the Transferee Company are to be allotted to the shareholders of ICICI by the Transferee Company is hereinafter referred to as the "Share Exchange Ratio").

     (b) The share certificates in relation to the shares held by the said Members in ICICI (and the ADRs that have been issued representing the underlying shares in ICICI) shall be deemed to have been automatically cancelled and be of no effect on and from such Record Date, without any further act, instrument or deed. In so far as the issue of shares pursuant to sub-clause (a) above is concerned, each of the said Members of ICICI, shall have the option, exercisable by notice in writing by the said Members to the Transferee Company on or before such date as may be determined by the Board of Directors of the Transferee Company or a committee of such Board of Directors, to receive either in certificate form or in dematerialised form, the shares of the Transferee Company in lieu thereof and in terms hereof. In the event that such notice has not been received by the Transferee Company in respect of any of the said Members, the shares of the Transferee Company shall be issued to such Members in certificate form. Those of the said Members exercising the option to receive the shares in dematerialised form shall be required to have an account with a depository participant and shall provide details thereof and such other confirmations as may be required. It is only thereupon that the Transferee Company shall issue and directly credit the demat/dematerialised securities account of such Member with the shares of the Transferee Company.

     (c) No shares shall be issued by the Transferee Company pursuant to the amalgamation of ICICI Capital and ICICI PFS, both of which are wholly owned subsidiaries of ICICI.

     (d) In respect of equity shares of ICICI where calls are in arrears, without prejudice to any remedies that ICICI or the Transferee Company, as the case may be, shall have in this behalf, the Transferee Company shall not be bound to issue any shares of the Transferee Company (whether partly paid or otherwise) nor to confirm any entitlement to such holder until such time as the calls-in-arrears are paid.

     (e) Upon the coming into effect of this Scheme, the Transferee Company shall issue to the holders of 0.001% preference shares of Rs. 1,00,00,000/- each fully paid-up (the "Preference Shares") of ICICI one 0.001% preference share of Rs. 1,00,00,000/- fully paid in lieu of every Preference Share on the same terms and conditions subject to the approval of the Reserve Bank of India and issue of notification and/or grant of permission for issuance of such preference shares, and/or amendment of the Banking Regulation Act, 1949. Provided however, in case such approval and/or grant of permission and/or amendment is not forthcoming ICICI will make alternate arrangements for accounting for the Preference Shares. The Preference Shares of ICICI shall stand cancelled upon the issuance of the preference shares by the Transferee Company as aforesaid. Nothing contained in this Clause shall affect the redemption on maturity of any of the Preference Shares of ICICI prior to the Effective Date.

14. No fractional certificates shall be issued by the Transferee Company in respect of fractional entitlements, if any, to any Member. The Board of Directors of the Transferee Company shall, instead consolidate all such fractional entitlements and thereupon issue and allot equity shares in lieu thereof to the Trust or a director or an officer of the Transferee Company or such other person as the Transferee Company shall appoint in this behalf who shall hold the shares in trust on behalf of the Members entitled to fractional entitlements with the express understanding that such Trust, director(s) or officer(s) or person shall sell the same in the market at such time or times and at such price or prices in the market and to such person or persons, as it/he/they deem fit, and pay to the Transferee Company, the net sale proceeds thereof, whereupon the Transferee Company shall distribute such net sale proceeds to the Members of ICICI in proportion to their respective fractional entitlements.

15. Equity shares issued and allotted by the Transferee Company in terms of Clause 13 shall be subject to the provisions of the Articles of Association of the Transferee Company and shall rank pari passu in all respects with the then existing equity shares of the Transferee Company, including in respect of dividends, if any, that may be declared by the Transferee Company, on or after the Appointed Date.

16. Equity shares of the Transferee Company issued in terms of Clause 13 above, shall, subject to applicable regulations, be listed or admitted to trading on the relevant stock exchange/s, whether in India or abroad, where the equity shares of the Transferee Company are presently listed or admitted to trading.

17. (a) Upon the coming into effect of this Scheme and the issue of shares in the Share Exchange Ratio, pursuant to Clause 13 above, the Transferee Company shall instruct its depositary (the "Depositary") to issue ADRs of the Transferee Company to the existing investors in ADRs of ICICI in an appropriate manner in accordance with the terms of the Deposit Agreement entered into amongst the Transferee Company, Bankers Trust Company and all registered holders and beneficial owners from time to time of the ADRs of the Transferee Company (the "Deposit Agreement"). The Transferee Company and the Depositary shall enter into such further documents as may be necessary and appropriate in this behalf.

     (b) The Transferee Company shall take necessary steps for the issue of ADRs pursuant to Clause 17(a) above and for listing the ADRs on the New York Stock Exchange, including without limitation the filing of a supplemental listing application with the New York Stock Exchange and any required amendment of the Form F-6 under the Securities Act of 1933, as amended, of the United States of America (the "Securities Act").

     (c) The ADRs issued to the existing investors in the ADRs of ICICI pursuant to Clause 17(a) above shall be similar in all material respects with the then existing ADRs of the Transferee Company.

     (d) The equity shares underlying the ADRs issued to the existing investors in the ADRs of ICICI shall not be registered under Securities Act in reliance upon the exemption from registration contained in Section 3(a)(10) of the Securities Act, and upon a no-action letter issued by the staff of the US Securities and Exchange Commission. To obtain this exemption, the Transferee Company will rely on the approval of the Scheme by the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad following the hearing by each court.

     (e) If, on account of the Share Exchange Ratio, fractional ADRs of the Transferee Company have to be issued, then, in accordance with
          Section 4.03 of the Deposit Agreement, in lieu of delivering receipts for fractional ADRs the Depository may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the Deposit Agreement.

PART V - GENERAL TERMS AND CONDITIONS

18. (a) The Transferor Companies and the Transferee Company shall be entitled to declare and pay dividends, whether interim or final, to their respective equity shareholders in respect of the accounting period prior to the Appointed Date. Provided that any such declaration after the Appointed Date and prior to the Effective Date shall be made with the prior approval of the Board of Directors of the Transferor Companies and the Transferee Company.

     (b) Until the coming into effect of this Scheme, the holder of equity shares of the Transferor Companies and the Transferee Company shall, save as expressly provided otherwise in this Scheme, continue to enjoy their existing rights under their respective articles of association including the right to receive dividends.

     (c) It is clarified that the aforesaid provisions in respect of declaration of dividends, whether interim or final, are enabling provisions only and shall not be deemed to confer any right on any member of any of the Transferor Companies and/or the Transferee Company to demand or claim any dividends which, subject to the provisions of the Act, shall be entirely at the discretion of the respective Boards of Directors of the Transferor Companies and the Transferee Company and subject, wherever necessary, to the approval of the shareholders of the Transferor Companies and the Transferee Company, respectively.

19. (a) Upon the coming into effect of this Scheme and with effect from the Appointed Date, for the purpose of accounting for and dealing with the value of the assets and liabilities of ICICI in the books of the Transferee Company, the fair value of the assets (after deducting such provisions as are outstanding in the books of ICICI on the date immediately preceding the Appointed Date in respect of any asset or class of assets) and liabilities shall be determined on the Appointed Date to the satisfaction of the Transferee Company.

     (b) Upon the coming into effect of the Scheme and with effect from the Appointed Date:

          (i) If the fair value of any class of assets of ICICI determined in accordance with sub-clause (a) above is less than the value of such class of assets appearing in the books of ICICI immediately prior to the Appointed Date, the assets shall be accounted for and dealt with in the books of the Transferee Company at the value appearing in the books of ICICI on the date immediately preceding the Appointed Date and a provision equal to the difference between the value appearing in the books of ICICI and the fair value determined in accordance with sub-clause (a) above shall be made in the books of the Transferee Company.

         (ii) If the fair value of any class of assets of ICICI determined in accordance with sub-clause (a) above is greater than the value of such class of assets appearing in the books of ICICI immediately prior to the Appointed Date, the assets shall be accounted for and dealt with in the books of the Transferee Company at the fair value.

        (iii) Provisions outstanding in the books of ICICI on the date immediately preceding the Appointed Date in respect of any asset or class of assets shall be accounted for and dealt with in the books of the Transferee Company as provisions against the assets or class of assets against which such provisions were held in the books of ICICI on the date immediately preceding the Appointed Date.

         (iv) The liabilities of ICICI shall be accounted for and dealt with in the books of the Transferee Company at the fair value determined in accordance with sub-clause (a) above.

     (c) The excess of the fair value of the net assets of ICICI over the paid-up value of the shares to be issued and allotted pursuant to the terms of Clause 13, shall be accounted for and dealt with in the books of the Transferee Company as follows:

          (i) The balance in "Special Reserve Account" of ICICI shall continue to be designated as Special Reserve Account in the books of the Transferee Company;

         (ii) The balance in "Debenture Redemption Reserve Account" of ICICI shall continue to be designated as a Debenture Redemption Reserve Account in the books of the Transferee Company;

        (iii) The aggregate balance in "Capital Reserve Account", "Capital Redemption Reserve Account", "Share Premium Account", "General Reserve Account", "Profit and Loss Account" and any other account included in reserves and surplus of ICICI on the date immediately preceding the Appointed Date shall be reduced by the provisions created in accordance with sub-clause (b)(i) above and such further adjustments as may be deemed necessary including such adjustments as may be required to ensure the uniform application of accounting standards and policies adopted by the Transferee Company and the net balance thereof shall be credited by the Transferee Company to its General Reserve Account.

     (d) (i) Upon the coming into effect of the Scheme and with effect from the Appointed Date, the assets and liabilities of ICICI Capital and ICICI PFS shall be accounted for and dealt with in the books of the Transferee Company at their fair values to be determined on the Appointed Date to the satisfaction of the Transferee Company.

         (ii) In determining the fair value of the assets and liabilities of ICICI Capital and ICICI PFS and making the necessary adjustments, the provisions of sub-clauses (a) to (c) above shall be applied mutatis mutandis to ICICI Capital and ICICI PFS.

        (iii) An amount equal to the net assets of ICICI Capital and ICICI PFS shall be credited by the Transferee Company to its General Reserve Account.

20.  Upon the coming into effect of this Scheme:

     (a) Clauses V of the Memorandum of Association of the Transferee Company shall, without any further act, instrument or deed, be and stand altered, modified and amended pursuant to Sections 94 and 394 and other applicable provisions of the Act in the manner set forth in
          Schedule I hereto.

     (b) The Articles of Association of the Transferee Company shall, without any further act, instrument or deed, be and stand altered, modified and amended pursuant to Sections 31 and 394 and other applicable provisions of the Act in the manner set forth in Schedule II hereto.

21. Upon the coming into effect of this Scheme, the Board of Directors of the Transferee Company shall be reconstituted in accordance with the provisions of the Act and the Banking Regulation Act, 1949. Provided that, subject to the approval of the Reserve Bank of India, the maximum number of Directors on the Board of Directors shall be increased to 21 (exclusive of the nominee director appointed by the Government of India and the director as may be nominated pursuant to the trust documents in relation to the issue of debentures or bonds of the Transferee Company and/or the Transferor Companies).

22. Upon the coming into effect of this Scheme, the borrowing limits of the Transferee Company in terms of Section 293 (1)(d) of the said Act, shall without further act, instrument or deed stand enhanced by an amount aggregating to Rs.100,550 crore being the aggregate borrowing limits of the Transferor Companies, such limits being incremental to the existing limits of the Transferee Company.

23. The Transferor Companies shall with all reasonable despatch, make applications/petitions under Sections 391 and 394 and other applicable provisions of the Act to the High Court of Judicature at Bombay for sanctioning of this Scheme and for dissolution of the Transferor Companies without winding up under the provisions of law, and obtain all approvals as may be required under law. Upon coming into effect of this Scheme, the Transferor Companies shall, without any further act, deed, or instrument, be dissolved without winding-up.

24. The Transferee Company shall also with all reasonable despatch, make applications/petitions under Sections 391 and 394 and other applicable provisions of the Act to the High Court of Gujarat at Ahmedabad for sanctioning of this Scheme under the provisions of law, and obtain all approvals as may be required under law.

25. (a) The Transferor Companies and the Transferee Company may assent from time to time on behalf of all persons concerned to any modifications or amendments or additions to this Scheme or to any conditions or limitations which either the Boards of Directors of any of the Transferor Companies and the Transferee Company deem fit, or which the High Court of Judicature at Bombay and/or the High Court of Gujarat at Ahmedabad and/or any other authorities (including the Reserve Bank of India) under law may deem fit to approve of or impose and which the Transferor Companies and the Transferee Company may in their discretion deem fit and to resolve all doubts or difficulties that may arise in carrying out and implementing this Scheme and to do, authorise and execute all acts, instruments, deeds, matters and things necessary, or to review the position relating to the satisfaction of the conditions to this Scheme and if necessary, to waive any of those (to the extent permissible under law) for bringing this Scheme into effect. In the event of any of the conditions that may be imposed by the Courts or other authorities (including the Reserve Bank of India) which the Transferor Companies or the Transferee Company may find unacceptable for any reason, then the Transferor Companies and the Transferee Company are at liberty to withdraw the Scheme. The aforesaid powers of the Transferor Companies and the Transferee Company may be exercised by their respective Boards of Directors, a committee or committees of the concerned Board of Directors or any director authorised in that behalf by the concerned Board of Directors (hereinafter referred to as the "delegates").

     (b) For the purpose of giving effect to this Scheme or to any modifications or amendments thereof or additions thereto, the delegate of the Transferor Companies and Transferee Company may give and are authorised to determine and give all such directions as are necessary including directions for settling or removing any question of doubt or difficulty that may arise and such determination or directions, as the case may be, shall be binding on all parties, in the same manner as if the same were specifically incorporated in this Scheme.

     (c) In the event of there being any pending share transfers, whether lodged or outstanding, of any shareholder of ICICI, the Board of Directors or any committee thereof of ICICI shall be empowered in appropriate cases, even subsequent to the Record Date to effectuate such a transfer in ICICI as if such changes in registered holder were operative as on the Record Date, in order to remove any difficulties arising to the transferor or the transferee of the share in the Transferee Company and in relation to the new shares after the Scheme becomes effective.

26.  This Scheme is conditional upon and subject to:

(a) the Scheme being agreed to by the requisite majorities of the members of the Transferor Companies and the Transferee Company as required under the Act and the requisite orders of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad referred to in Clauses 23 and 24 above being obtained;

(b)  the approval of the Reserve Bank of India being obtained;

(c) such other sanctions and approvals including from any governmental authority or contracting party, if any, as may be required by law or contract in respect of the Scheme being obtained; and

(d) the certified copies of the court orders referred to in this Scheme being filed with the Registrar of Companies, Maharashtra, and the Registrar of Companies, Gujarat.

27. In the event of this Scheme not becoming effective by June 30, 2002 or by such later date as may be agreed to by the respective Boards of Directors of the Transferor Companies and the Transferee Company, this Scheme shall become null and void and in that event no rights and liabilities whatsoever shall accrue to or be incurred inter se by the parties or their shareholders or creditors or employees or any other person. In such case each company shall bear its own costs or as may be mutually agreed amongst themselves.

28. All costs, charges and expenses, including any taxes and duties of the Transferor Companies and Transferee Company respectively in relation to or in connection with this Scheme and incidental to the completion of the amalgamation of the Transferor Companies in pursuance of this Scheme shall be borne and paid by ICICI.

                                  Schedule I

                  Amendment to the Memorandum of Association

Clause V of the Memorandum of Association of the Transferee Company shall stand modified and amended by deleting the Clause and replacing it with the following:

     "The authorized capital of the Company shall be Rs. 2,250,00,00,000 divided into 1,90,00,00,000 shares of Rs. 10/- each and 350 shares of Rs. 1 crore each with rights privileges and conditions attached thereto as are provided by the Articles of Association of the Company for the time being with power to increase or reduce the capital of the Company and to divide the shares in the capital for the time being into several classes and to attach thereto respectively such preferential, cumulative, convertible, guarantee, qualified or other special rights, privilege, condition or restriction, as may be determined by or in accordance with the Articles of Association of the Company for the time being and to vary, modify, or abrogate any such right, privilege or condition or restriction in such manner as may for the time being be permitted by the Articles of Association of the Company or the legislative provisions for the time being in force."

                                  Schedule II

                   Amendments to the Articles of Association

The Articles of Association of the Company shall stand modified and amended in the following manner.

1.   By deleting the definition of ICICI in Article 3.

2.   By deleting Article 5(a) and replacing it with the following: -

     "5(a) The Authorised Share Capital of the Company is Rs. 2,250,00,00,000
           divided into 1,90,00,00,000 equity shares of Rs. 10/- each and 350 preference shares of Rs. 1 crore each."

3.   By inserting the word 'debentures' in Article 10(a) after the word
     'shares' and before the words 'or other interest....'.

4.   By inserting a new Article 80A as follows:

          "The Company may purchase its own shares in the manner provided for in Section 77A of the Act."

5.   By deleting Article 99(b) and replacing it with the following:

     "99(b) If there be no Chairman or if at any meeting he shall not be present within 15 minutes after the time appointed for holding such meeting, or is unwilling to act, the Managing Director shall be entitled to act as the Chairman of such meeting failing which the Non-Rotational Directors present may choose one of their number to act as Chairman of the meeting and in default of their doing so, the Members present shall choose one of the Directors to take the Chair and if no Directors present be willing to take the Chair, the Members present shall choose one of their number to be the Chairman of the meeting."

6.   deleting Article 113 and replacing it with the following:

          "113 (a) on a show of hands, every Member present in person shall have one vote; and

               (b) on a poll, the voting rights of Members shall be as provided in Section 87 of the Act, but will be subject to the ceiling of ten per cent of the total voting rights or such other percentage as may be stipulated by Section 12(2) of the Banking Regulation Act."

7.   By deleting Article 126 and replacing it with the following:

     "126 Until otherwise determined by a General Meeting, the number of Directors shall not be less than three or more than 21 excluding the Government Director (referred to in Article 128A) and the Debenture Director (referred to in Article 129) (if any)."

8.   By deleting Article 128 and replacing it with the following:

     "128 Not more than one-third of the total number of Directors shall be non-rotational Directors and, except for the Debenture Director and the Government Director, such non-rotational Directors (hereinafter referred to as the "Non-Rotational Directors") shall be appointed by the Board of Directors of the Company. The remaining Directors shall be persons whose period of office is liable to determination by rotation and subject to the provisions of the Act shall be appointed by the Company in General Meeting."

9.   By inserting a new Article 128A after the existing Article 128:

     "128A(a) During such time as the Guarantee Agreement dated March 14, 1955 or the Guarantee Agreement dated July 15, 1959 or the Guarantee Agreement dated October 28, 1960 or the Guarantee Agreement dated February 28, 1962, between the President of India and The International Bank for Reconstruction and Development shall remain in force the President of India shall have the right from time to time to appoint one person as a Director of the Company and to remove such person from office and on a vacancy being caused in such office from any cause whether by resignation, death, removal or otherwise to appoint a Director in the vacant place. The Company shall be entitled to agree with the President of India for the appointment of a Director of the Company by the President of India as contemplated by this Article in respect of any future advance or advances by the Government of India or in respect of any guarantee or guarantees that may be given by the Government of India in connection with the Company's future borrowings from The International Bank for Reconstruction and Development or any other financial institution. The Director appointed under this Article is herein referred to as "the Government Director" and the term "Government Director" means the Director for the time being in office under this Article. The

               Government Director shall not be liable to retire by rotation or be removed from office except by the President of India as aforesaid. Subject as aforesaid the Government Director shall be entitled to the same rights and privileges and be subject to the same obligations as any other Director of the Company."

10. By inserting the following sentence at the end of Article 132 after the words "...or the Central Government.":

     "No Director who is a Government servant shall be entitled to receive any remuneration under this Article or other provisions of these presents except as authorised by the Government."

11.  By inserting a new Article 132A after the existing Article 132:

     "132A Subject to the provisions of Article 132 in the case of a Government servant, the Directors may allow and pay to any Director who is not a bona fide resident of the place where a meeting is held and who shall come to such place for the purpose of attending a meeting such sum as the Directors may consider fair compensation for travelling, hotel and other expenses in addition to his remuneration as above specified and the Directors may from time to time fix the remuneration to be paid to any member or members of their body constituting a committee appointed by the Directors in terms of these presents and may pay the same."

12.  By inserting a new Article 132B after the Article 132A:

     "132B Subject to the provisions of Article 132 in the case of a Government servant if any Director, being willing, shall be called upon to perform extra services or to make any special exertions in going out or residing at a particular place or otherwise for any of the purposes of the Company, the Company may remunerate such Director either by fixed sum or otherwise as may be determined by the Directors and such remuneration may be either in addition to or in substitution for his remuneration above provided."

13.  By deleting Article 140(b)(iii)

14.  By deleting Article 142 and replacing it with the following:

     "142 At every Annual General Meeting of the Company, one third of such Directors for the time being as are liable to retire by rotation or if their number is not three or a multiple of three, then the number nearest to onethird, shall retire from office. The Debenture Directors, the Government Directors and the Non-Rotational Directors, subject to Article 151, shall not be subject to retirement under this Article."

15. By deleting the words "nomination of ICICI Directors by ICICI" in Article 149(d) and replacing it with the words "appointment of the Non-Rotational Directors".

16. By inserting the words "or a Non-Rotational Director" instead of the words "or a Nominee Director" in Article 150(a).

17.  By deleting Article 151(a) and replacing it with the following:

     "151(a) Subject to the provisions of the said Acts and these presents, the Board of Directors of the Company shall be entitled to appoint from time to time, one or more of the Non-Rotational Directors to act as the Whole-time or Executive Chairman and Managing Director or Part-time Chairman or Whole-time Chairman (hereinafter referred to as the "Executive Chairman") or a Managing Director or Managing Director(s) and/ or Whole-time Director or Whole-time Director(s) of the Company (hereinafter referred to as the "Managing Director") for such term not exceeding five years at a time as the Board of Directors may think fit to manage the affairs and business of the Company and may from time to time (subject to provisions of any contract between him and the Company) may remove or dismiss him or them from office and appoint another in his place."

18.  By deleting Article 151(b).

19.  By deleting Article 151(c).

20.  By deleting the following paragraph in Article 155:

     "Provide further, that no quorum for a Meeting of the Board shall be constituted and no such meeting shall proceed to transact any business unless at least one ICICI Director or his Alternate are present at such meeting, except where for a particular meeting the said requirement for a quorum is waived in writing by the ICICI Directors or their Alternates."

21.  By deleting Article 157 and replacing it with the following:

     "157 The Directors may subject to the provisions of the Act delegate any of their powers to Committees consisting of Directors and/or such other person or persons as they think fit, and they may from time to time revoke and substitute such delegation. Any Committee so formed shall in the exercise of the powers so delegated, conform to any regulations that may from time to time be imposed on it by the Directors. All acts done by any such Committee in conformity with such regulations and in fulfilment of the purposes of its appointment but not otherwise, shall have the force and the effect as if done by the Board."

22.  By deleting Article 159(a) and replacing it with the following:

     "159(a) All meetings of the Directors shall be presided over by the Chairman if present, but if at any meeting of Directors, the Chairman be not present, at the time appointed for holding the same, then and in that case the Managing Director shall be entitled to be the Chairman of such meeting, failing which the Board shall choose one of the Non-Rotational Directors then present to preside at the meeting."

23.  By deleting Article 161(c).

                   IN THE HIGH COURT OF GUJARAT AT AHMEDABAD

                        ORDINARY ORIGINAL JURISDICTION

                      COMPANY APPLICATION NO. 360 OF 2001

               In the matter of the Companies Act, 1956;

                                     -And-

               In the matter of Sections 391 to 394 of the Companies Act, 1956;

                                     -And-

               In the matter of ICICI Bank Limited, a company incorporated under the Companies Act, 1956 and having its Registered Office at Landmark, Race Course Circle, Vadodara 390 007, Gujarat;

                                     -And-

               In the matter of Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited.


ICICI Bank Limited, a company incorporated        )
under the Companies Act, 1956 and having          )    .....Applicant Company.
its Registered Office at Landmark, Race Course    )
Circle, Vadodara 390 007, Gujarat.                )


                                 FORM OF PROXY
                                 -------------

I/We, the undersigned Equity Shareholder/s of the Applicant Company hereby appoint __________________ of _______________and failing him/her
_______________________of ______________________ as my/our proxy, to act for me/us at the meeting of the Equity Shareholders of the Applicant Company to be held at Central Gujarat Chamber of Commerce Auditorium, Second Floor, Vanijya Bhavan, Race Course Circle, Vadodara 390 007 on Friday, the 25th day of January, 2002 at 3.00 p.m. (1500 hours) for the purpose of considering, and if thought fit, approving with or without modification, the arrangement embodied in the Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited and at such meeting and at any adjournment or adjournments thereof, to vote for me/us and in my/our name ________________ (here, if for, insert 'for'; if against, insert 'against', and in the latter case, strike out the words below after "Scheme of Amalgamation") the said arrangement embodied in the said Scheme of Amalgamation, either with or without modification, as my/our proxy may approve. (Strike out what is not necessary.)

Dated this ____________ day of _______________             ------------
Name:_________________________________________             |  Affix   |
Address:______________________________________             | 30 paise |
______________________________________________             | Revenue  |
______________________________________________             |  Stamp   |
Folio No.:____________________________________             ------------

                                                 Signature:____________________
NOTES:

1.   All alterations made in the Form of Proxy should be initialled.

2. Proxy must be deposited at the Registered Office of the Applicant Company, not later than FORTY EIGHT hours before the meeting.

3.   In case of multiple proxies, proxy later in time shall be accepted.

                                                                         Item 2


                             INFORMATION STATEMENT



                        Provided to the shareholders and
                     American Depositary Receipt holders of



                      ICICI LIMITED and ICICI BANK LIMITED



                                    for the



                    COURT CONVENED MEETINGS OF SHAREHOLDERS
             TO BE HELD ON JANUARY 25, 2002 FOR ICICI BANK LIMITED
                    AND JANUARY 30, 2002 FOR ICICI LIMITED



         The Date of this Information Statement is December 21, 2001.

                               TABLE OF CONTENTS
AMALGAMATION ................................................................. 3
     EFFECT OF AMALGAMATION .................................................. 3
     SHARE EXCHANGE RATIO .................................................... 3
     WHAT YOU WILL RECEIVE IN THE AMALGAMATION ............................... 3
     SALIENT FEATURES OF THE SCHEME .......................................... 3
     SHARE PRICES AND ADR PRICES ............................................. 4
     WHERE YOU CAN FIND MORE INFORMATION ..................................... 8
     BACKGROUND OF THE AMALGAMATION .......................................... 8
     APPROVAL OF THE BOARDS OF DIRECTORS .....................................10
     RATIONALE FOR THE AMALGAMATION ..........................................11
     SHAREHOLDING OF ICICI IN ICICI BANK .....................................12
     VALUATION PROCESS AND METHODOLOGY AND OPINIONS OF FINANCIAL ADVISORS ....12
     APPROVALS REQUIRED AND CONDITIONS TO COMPLETION OF THE AMALGAMATION .....19
     EXPECTED TIMING OF THE AMALGAMATION .....................................20
     INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE AMALGAMATION .......20
     BOARD OF DIRECTORS AND MANAGEMENT AFTER THE AMALGAMATION ................22

RISK FACTORS .................................................................23

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS .............................25

TAXATION .....................................................................26
     INDIAN TAX CONSEQUENCES .................................................26
     US FEDERAL INCOME TAX CONSIDERATIONS ....................................26

US RESALE RESTRICTIONS, LISTING REQUIREMENTS, DESCRIPTION OF ICICI
  BANK SECURITIES & RELATED INFORMATION ......................................29
     RESTRICTIONS ON SALE OF SHARES BY AFFILIATES OF ICICI AND ICICI BANK ....29
     LISTING AND REGISTRATION AFTER THE AMALGAMATION .........................29
     DESCRIPTION OF ICICI BANK SHARES ........................................29
     DESCRIPTION OF ICICI BANK ADRs ..........................................29
     RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES ..................29
     PROCEDURES FOR WITHDRAWING FROM THE ADR PROGRAM .........................29
     EXCHANGE OF ICICI SHARES ................................................30
     EXCHANGE OF ICICI ADRs ..................................................30

FINANCIAL INFORMATION - US GAAP ..............................................31
     SELECTED HISTORICAL FINANCIAL DATA FOR ICICI ............................31
     SELECTED HISTORICAL FINANCIAL DATA FOR ICICI BANK .......................34
     UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA ...............36
     ACCOUNTING TREATMENT FOR THE AMALGAMATION ...............................41

GLOSSARY OF TERMS ............................................................42

ANNEXURE A : FAIRNESS OPINIONS ...............................................43

ANNEXURE B : RISK FACTORS ....................................................48

ANNEXURE C : PROCEDURE FOR SHAREHOLDERS, ADR HOLDERS AND INTERESTED PARTIES
             TO APPEAR AT THE COURT HEARING TO SANCTION THE SCHEME ...........57

APPENDIX A : FORMAT OF NOTICE OF INTENTION TO APPEAR AT THE HEARING OF
             THE COURT .......................................................58

APPENDIX B : FORMAT OF AFFIDAVIT LISTING THE GROUNDS OF SUPPORT/OBJECTION ....59

ICICI and ICICI Bank shareholders and ADR holders are urged to read carefully all of the materials delivered in this package, including this Information Statement, to get better acquainted with the provisions thereof.

                                 AMALGAMATION

1. Pursuant to the Order dated the 20th day of December, 2001, passed by the High Court of Judicature at Bombay in Company Application No. 606 of 2001, the meeting of the Equity Shareholders of ICICI Limited ("ICICI") to be held on the 30th day of January, 2002 and pursuant to the Order dated the 19th day of December, 2001 passed by the High Court of Gujarat at Ahmedabad in Company Application No. 360 of 2001, the meeting of the Equity Shareholders of ICICI Bank Limited ("ICICI Bank" or the "Transferee Company") to be held on the 25th day of January, 2002, are being convened for the purpose of considering, and if thought fit, approving with or without modification, the arrangement embodied in the Scheme of Amalgamation of ICICI, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank (the "Scheme").

2. In this Information Statement, ICICI Capital Services Limited is referred to as "ICICI Capital" and ICICI Personal Financial Services Limited is referred to as "ICICI PFS". ICICI, ICICI Capital and ICICI PFS are collectively referred to as the "Transferor Companies". Where the context so requires, the Transferor Companies and the Transferee Company are together referred to as the "Companies".

3. A copy of the Scheme approved by each of the Board of Directors of ICICI, ICICI Capital, ICICI PFS and ICICI Bank at their respective meetings held on October 25, 2001, setting out the terms and conditions of the amalgamation of the Transferor Companies with the Transferee Company, is enclosed with the Notice and Explanatory Statement that has been sent with this Information Statement.

EFFECT OF AMALGAMATION

4. Upon effectiveness of the Scheme, the Transferor Companies will merge with the Transferee Company, with the Transferee Company as the sole surviving entity. The Undertaking and Liabilities (as defined in the Scheme) and all assets, rights, title, interest and obligations of the Transferor Companies will stand transferred to and vested in the Transferee Company.

SHARE EXCHANGE RATIO

5. The Board of Directors of ICICI (the "ICICI Board") and the Board of Directors of ICICI Bank (the "ICICI Bank Board") have approved the issue and allotment of ICICI Bank equity shares to the ICICI shareholders in the ratio of 1 (one) ICICI Bank equity share of face value of Rs.10/- (Rupees ten only) each, credited as fully paid-up, for every 2 (two) ICICI equity shares of face value of Rs.10/- (Rupees ten only) each, credited as fully paid-up (such ratio in which ICICI Bank shares will be allotted to ICICI shareholders is referred to as the "Share Exchange Ratio").

6. No ICICI Bank shares shall be issued in exchange for ICICI Capital equity shares and ICICI PFS equity shares, as both entities are wholly-owned subsidiaries of ICICI.

WHAT YOU WILL RECEIVE IN THE AMALGAMATION

7. ICICI equity shareholders whose names are recorded in its Register of Members as of the date fixed by the ICICI Bank Board (the "Record Date") shall be issued and allotted ICICI Bank equity share(s) in accordance with the Share Exchange Ratio.

8. The holders of American Depositary Receipts ("ADRs") of ICICI will be issued ICICI Bank ADRs. There are five ICICI equity shares underlying each ICICI ADR and two ICICI Bank equity shares underlying each ICICI Bank ADR. The number of ICICI Bank ADRs to be issued to ICICI ADR holders following the amalgamation shall be determined by the Share Exchange Ratio. For instance, in exchange for every four ICICI ADRs, holders thereof shall be issued five ICICI Bank ADRs.

9. In the event that the issuance of ICICI Bank equity shares in exchange for ICICI equity shares in accordance with the Share Exchange Ratio results in fractional entitlements, no fractional share certificates shall be issued by ICICI Bank. All such fractional entitlements will be consolidated and ICICI Bank shall issue and allot equity shares in lieu of the consolidated entitlement to the Trust (as defined below in paragraph 13) or to a director or an officer of ICICI Bank, or any other person as ICICI Bank shall appoint for this purpose who shall hold the shares so allotted in trust for the shareholders with fractional entitlements. These shares shall be sold in the secondary market and the net sale proceeds shall be distributed to the shareholders in proportion to their respective fractional entitlements. For information about the Trust see "Amalgamation
     - Shareholding of ICICI in ICICI Bank".

10. In the event that the issuance of ICICI Bank ADRs in exchange for ICICI ADRs in accordance with the Share Exchange Ratio results in fractional entitlements, no fractional ADRs shall be issued by ICICI Bank. In lieu of delivering receipts for fractional ADRs, Bankers Trust Company, as Depositary (the "Depositary") may, in its discretion, sell the shares represented by the aggregate of such fractions, at public or private sale, at such place or places and at such price or prices as it may deem proper, and distribute the net proceeds of any such sale in accordance with the terms of the ICICI Deposit Agreement.

SALIENT FEATURES OF THE SCHEME

11. The Scheme provides that the entire undertaking and business of the Transferor Companies i.e. all assets, liabilities, permits, consents, licenses etc. shall vest in the Transferee Company with effect from the later of March 30, 2002 and the date on which the approval of the Reserve Bank of India for the Scheme becomes effective (the "Appointed Date"). Further, all the employees and the employee funds of the Transferor Companies would also stand vested in the Transferee

Company on the same terms and conditions and all legal proceedings initiated by and against the Transferor Companies shall be transferred in the name of the Transferee Company. However, all shares pledged with each of the Transferor Companies as security shall be transferred to a separate trustee company, (separate from the Trust referred to in paragraph 13 below) which shall hold such pledged shares in trust as trustee exclusively for the benefit of the persons for whose benefit the pledge had been created. The effective date of the Scheme (the "Effective Date") shall be the last of the dates on which all conditions, matters and filings referred to in Clause 26 of the Scheme have been fulfilled and necessary orders, approvals and consents referred to therein have been obtained.

12. Until the Effective Date, the Transferor Companies and the Transferee Company shall carry on their business and activities with reasonable diligence and business prudence and shall not undertake any financial commitments outside their ordinary course of business or dispose of or encumber any of their assets. Further, a joint committee consisting of the Managing Director and Chief Executive Officer of ICICI and the Managing Director and Chief Executive Officer of ICICI Bank and such other members as may be appointed by them, shall be constituted from the date the Scheme is filed in the High Courts to determine what would be in the ordinary course of business, to determine any changes in employees' compensation structures and to perform certain other functions entrusted to it under the Scheme.

13. Pursuant to the Scheme, on the Appointed Date, ICICI may transfer all of the ICICI Bank shares held by it on the Appointed Date to a trust (the "Trust") comprising of an individual trustee or a board of trustees (including the survivors or survivor of any of the trustees comprising such board of trustees) or a corporate trustee ("Trustees") exclusively for the benefit of ICICI and its successors. The Trust would not exercise any voting rights on the shares. It is currently expected that those shares would be divested by the end of fiscal 2003 depending on market conditions at that time. The Trustees will have the discretion to extend this period in such manner as may be proper in accordance with provisions of the trust deed constituting the Trust.

     ICICI and ICICI Bank shareholders and ADR holders are requested to read the entire text of the Scheme enclosed with the Notice and Explanatory Statement and sent with this Information Statement to get better acquainted with the provisions thereof as stated above. The above is only a brief summary of the same and is qualified in its entirety by reference to the full text of the Scheme.

SHARE PRICES AND ADR PRICES

Equity Shares

14. ICICI's equity shares are listed and traded on the stock exchanges at Chennai, Bangalore, Delhi, Kolkata, Mangalore and Vadodara, the Stock Exchange, Mumbai ("BSE") and the National Stock Exchange of India Limited ("NSE"). The equity shares were first listed on the BSE in 1955. The prices for the equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees. The following table shows:

     o the reported high and low closing prices quoted in rupees for the ICICI equity shares on the BSE; and

     o the reported high and low closing prices for the ICICI equity shares, converted into US dollars, based on the noon buying rate on the last business day of each period presented.

                                                Price per equity share(*)
                                       -----------------------------------------
                                          High        Low       High       Low
                                       -----------------------------------------
Annual prices:
Fiscal 1997 ...........................Rs. 113.00  Rs. 50.25  US$ 3.15  US$ 1.40
Fiscal 1998 ...........................    106.75      57.75      2.70      1.46
Fiscal 1999 ...........................    122.60      39.30      2.88      0.92
Fiscal 2000 ...........................    190.05      41.40      4.35      0.95
Fiscal 2001 ...........................    154.00      69.00      3.30      1.48

Quarterly prices:
Fiscal 2000:
First Quarter .........................     78.00      41.40      1.80      0.95
Second Quarter ........................     95.00      72.00      2.17      1.65
Third Quarter .........................    113.45      75.95      2.61      1.75
Fourth Quarter ........................    190.05      96.50      4.35      2.21

                                                Price per equity share(*)
                                       -----------------------------------------
                                          High        Low       High       Low
                                       -----------------------------------------
Fiscal 2001:
First Quarter .........................    154.00     101.95      3.45      2.28
Second Quarter ........................    151.80      97.85      3.30      2.12
Third Quarter .........................    102.85      69.00      2.20      1.48
Fourth Quarter ........................    112.00      84.90      2.39      1.81

Fiscal 2002:
First Quarter .........................     89.50      69.45      1.90      1.47
Second Quarter ........................     71.65      41.75      1.51      0.88
Third Quarter (through November 30) ...     58.05      44.90      1.21      0.94

Monthly prices:
March 2001 ............................    104.00      84.90      2.22      1.81
April 2001 ............................     87.75      77.00      1.87      1.64
May 2001 ..............................     89.50      81.55      1.90      1.74
June 2001 .............................     80.05      69.45      1.70      1.47
July 2001 .............................     71.65      58.35      1.52      1.24
August 2001 ...........................     59.30      51.40      1.26      1.09
September 2001 ........................     53.30      41.75      1.13      0.87
October 2001 ..........................     58.05      44.90      1.21      0.94
November 2001 .........................     53.10      49.45      1.11      1.03

(*) Data from the BSE. The prices quoted on the NSE and other stock exchanges may be different.

15. ICICI Bank's equity shares are listed and traded on the stock exchanges at Chennai, Delhi, Kolkata and Vadodara, the BSE and the NSE. The equity shares were first listed on the Vadodara Stock Exchange in 1997. The prices for the equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian Rupees. The following table shows:

     o the reported high and low closing prices quoted in rupees for the ICICI Bank equity shares on the NSE; and

     o the reported high and low closing prices for the ICICI Bank equity shares, converted into US dollars, based on the noon buying rate on the last business day of each period presented.

                                                Price per equity share(*)
                                       -----------------------------------------
                                          High        Low       High       Low
                                       -----------------------------------------
Annual prices:
Fiscal 1998 ...........................Rs.  54.50  Rs. 35.00  US$ 1.38  US$ 0.89
Fiscal 1999 ...........................     65.00      20.75      1.53      0.49
Fiscal 2000 ...........................    275.00      22.70      6.30      0.52
Fiscal 2001 ...........................    279.65     189.70      5.97      4.05

Quarterly prices:
Fiscal 1999:
First Quarter .........................     65.00      32.00      1.53      0.75
Second Quarter ........................     44.00      32.10      1.04      0.76
Third Quarter .........................     35.00      21.55      0.82      0.51
Fourth Quarter ........................     33.60      20.75      0.79      0.49

Fiscal 2000:
First Quarter .........................     38.60      22.70      0.89      0.52
Second Quarter ........................     45.45      32.00      1.04      0.73
Third Quarter .........................     75.00      32.15      1.72      0.74
Fourth Quarter ........................    275.00      66.00      6.30      1.51

                                                Price per equity share(*)
                                       -----------------------------------------
                                          High        Low       High       Low
                                       -----------------------------------------
Fiscal 2001:
First Quarter ........................     279.65     189.70      6.26      4.25
Second Quarter ........................    234.00     133.00      5.10      2.90
Third Quarter .........................    182.00     103.60      3.89      2.22
Fourth Quarter ........................    220.00     145.80      4.70      3.11

Fiscal 2002:
First Quarter .........................    193.50     124.60      4.11      2.65
Second Quarter ........................    140.00      67.95      2.95      1.43
Third Quarter (through November 30) ...    114.55      71.50      2.39      1.49

Monthly prices:
March 2001 ............................    220.00     192.20      4.70      4.10
April 2001 ............................    193.50     155.10      4.13      3.31
May 2001 ..............................    163.00     138.25      3.47      2.94
June 2001 .............................    148.50     124.60      3.15      2.65
July 2001 .............................    140.00     104.50      2.97      2.21
August 2001 ...........................    109.90     103.40      2.33      2.19
September 2001 ........................    110.50      67.95      2.31      1.42
October 2001 ..........................    114.55      71.50      2.38      1.49
November 2001 .........................    109.00     100.90      2.27      2.10

(*) Data from the NSE. The prices quoted on the BSE and other stock exchanges may be different.

ADRs

16. ICICI ADRs, each representing five ICICI equity shares, were issued in September 1999 in a public offering and were listed and traded on the New York Stock Exchange ("NYSE") under the symbol IC.d. In August 1996, ICICI had issued Global Depositary Receipts ("GDRs"), each representing five ICICI equity shares, which were listed on the London Stock Exchange. Following the offering of ICICI ADRs in September 1999, ICICI completed an exchange offer of its GDRs for its US Securities Exchange Commission ("SEC")-registered ADRs on a one-for-one basis. Following this exchange offer in November 1999, ICICI's GDRs were delisted from the London Stock Exchange. The ADRs issued in exchange for the GDRs were listed and traded on the NYSE under the symbol IC. The trading symbol of the ADRs sold in the public offering in September 1999, being IC.d, was different from the trading symbol of the ADRs issued in the exchange offer, being IC. The equity shares underlying the ADRs sold in the public offering were issued in the middle of fiscal 2000 and were subject to a pro rata dividend for fiscal 2000 whereas the equity shares underlying the ADRs issued in the exchange offer were issued in August 1996 and were subject to a full dividend for fiscal 2000. After June 19, 2000, the record date for the final dividend for fiscal 2000, all outstanding ICICI ADRs ranked pari passu and since then have traded under the symbol IC on the NYSE. On September 30, 2001, ICICI had approximately 51.28 million ADRs, equivalent to 256.41 million of its equity shares, outstanding. The following table sets forth, for the periods indicated, the reported high and low closing prices on the NYSE for the outstanding ICICI ADRs traded under the symbol IC.

                                                       Price per ADR(*)
                                                   -----------------------
                                                      High          Low
                                                   -----------------------
Annual prices:
Fiscal 2000 .....................................  US$ 40.50     US$ 10.63
Fiscal 2001 .....................................      26.75          7.25

Quarterly prices:
Fiscal 2000:
Third Quarter (from November 1, 1999) ...........      17.50         10.63
Fourth Quarter ..................................      40.50         15.25

Fiscal 2001:
First Quarter ...................................      26.75         14.56
Second Quarter ..................................      18.94         11.00
Third Quarter ...................................      12.25          7.25
Fourth Quarter ..................................      13.19         10.63

                                                       Price per ADR(*)
                                                   -----------------------
                                                      High          Low
                                                   -----------------------
Fiscal 2002:
First Quarter ...................................      12.20          9.15
Second Quarter ..................................       9.95          4.95
Third Quarter (through November 30) .............       7.30          5.15

Monthly prices:
March 2001 ......................................      13.10         11.10
April 2001 ......................................      12.17         10.40
May 2001 ........................................      12.20         10.58
June 2001 .......................................      11.76          9.15
July 2001 .......................................       9.95          7.96
August 2001 .....................................       8.05          6.69
September 2001 ..................................       7.07          4.95
October 2001 ....................................       7.30          5.15
November 2001 ...................................       6.80          5.44

(*) Data from the NYSE

17. ICICI Bank ADRs, each representing two ICICI Bank equity shares, were issued in March 2000 in a public offering and were listed and traded on the NYSE under the symbol IBN. The following table sets forth, for the periods indicated, the reported high and low closing prices on the NYSE for the outstanding ICICI Bank ADRs traded under the symbol IBN.

                                                       Price per ADR(*)
                                                   -----------------------
                                                      High          Low
                                                   -----------------------
Fiscal 2000:
Fourth Quarter (from March 28, 2000) ............  US$ 15.38     US$ 14.38
Fiscal 2001:
First Quarter ...................................      18.75         11.75
Second Quarter ..................................      15.12          7.37
Third Quarter ...................................       9.00          4.62
Fourth Quarter ..................................       9.50          6.00

Fiscal 2002:
First Quarter ...................................       7.50          5.30
Second Quarter ..................................       5.72          2.70
Third Quarter (through November 30) .............       5.25          2.85

Monthly prices:
March 2001 ......................................       8.50          6.00
April 2001 ......................................       7.50          6.69
May 2001 ........................................       6.80          6.15
June 2001 .......................................       6.35          5.30
July 2001 .......................................       5.72          4.60
August 2001 .....................................       5.59          4.73
September 2001 ..................................       4.61          2.70
October 2001 ....................................       5.25          2.85
November 2001 ...................................       4.90          4.00

(*) Data from the NYSE

18. ICICI Capital equity shares and ICICI PFS equity shares are held entirely by ICICI or its nominees and are not listed on any stock exchange.

WHERE YOU CAN FIND MORE INFORMATION

19. In the United States, ICICI and ICICI Bank file their respective annual reports and other information as is required from time to time with the SEC. A copy of such documents filed by ICICI and ICICI Bank, respectively, can be obtained at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. The SEC can be contacted at +1-800-SEC-0330 for further information on the public reference rooms. The SEC filings are also available to the public at the SEC's website at http://www.sec.gov. Copies of documents filed by ICICI and ICICI Bank with the SEC are also available at the offices of the NYSE, located at 20 Broad Street, New York, New York 10005. In addition to this Information Statement and the Notice and the Explanatory Statement, the publicly available information listed below may also be reviewed:

     ICICI                                   Period
     -----                                   ------
     Annual Report on Form 20-F              Year ended March 31, 2001
     Current Report on Form 6-K              Furnished on October 25 and
                                               October 29, 2001

     ICICI Bank                              Period
     ----------                              ------
     Annual Report on Form 20-F              Year ended March 31, 2001
     Current Report on Form 6-K              Furnished on October 25 and
                                               October 29, 2001

20. In India, ICICI and ICICI Bank distribute annual reports to all their registered shareholders and file the same with the Registrar of Companies of Maharashtra and Gujarat respectively. ICICI and ICICI Bank also file information on their quarterly results and other information with the stock exchanges in India where their securities are listed. In addition to this Information Statement the publicly available information listed below may also be reviewed:

     ICICI                                   Period
     -----                                   ------
     Annual Report                           Year ended March 31, 2001
     Press Release on results for the six
     months ended September 30, 2001         Issued on October 25, 2001

     ICICI Bank                              Period
     ----------                              ------
     Annual Report                           Year ended March 31, 2001
     Press Release on results for the six
     months ended September 30, 2001         Issued on October 25, 2001

21. A copy of the documents referred to in paragraphs 19 and 20 above may be obtained by a request directed to:

     For ICICI:
     Mr. Jyotin Mehta, General Manager and Company Secretary
     By Mail: ICICI Limited, ICICI Towers, Bandra-Kurla Complex, Bandra (East),
              Mumbai 400 051
     By email: mehtajyotin@icici.com
     By Telephone: +91 22 653 1414

     For ICICI Bank:
     Mr. Bhashyam Seshan, Company Secretary
     By Mail: ICICI Bank Limited, ICICI Towers, Bandra-Kurla Complex, Bandra
              (East), Mumbai 400 051
     By email: bhashyams@icicibank.com
     By Telephone: +91 22 653 1414

BACKGROUND OF THE AMALGAMATION

22. The ICICI group, which comprises ICICI, its subsidiaries and other affiliate companies, is a diversified financial services group. ICICI was formed in 1955 at the initiative of the World Bank, the Government of India and representatives of Indian industry. The principal objective was to create a development financial institution for providing medium-term and long-term project financing to Indian businesses. Until the late 1980s, ICICI primarily focused its activities on project finance, providing long-term funds to a variety of industrial projects. With the liberalization of the financial sector in India in the 1990s, ICICI transformed its business from a development financial institution offering only project finance to a diversified financial services provider that, along with its subsidiaries and affiliates, offers a wide variety of products and services. As India's economy became more market-oriented and integrated with the world economy, ICICI capitalized on the new opportunities to provide a wider range of financial products and services to a broader spectrum of clients. ICICI set up independent operations through the incorporation of subsidiaries and affiliates in the areas of venture capital funding (1988), asset management (1993), investment banking (1993), commercial banking (1994), brokering and marketing (1994), personal finance (1997), Internet stock trading (1999), home finance
     (1999) and insurance (2000). ICICI operates as an autonomous and independent commercial enterprise making decisions and pursuing strategies that are designed to maximize shareholder value.

23. ICICI Capital is a wholly-owned subsidiary of ICICI, and is one of the largest distributors of financial and investment products in India. It also provides front-office services to the retail and semi-retail investors of ICICI, and undertakes the management of the various ICICI centres, which are low-cost stand-alone offices acting as marketing and service centers, set up by ICICI.

24. ICICI PFS is also a wholly-owned subsidiary of ICICI, and is engaged in the distribution and servicing of various retail credit products and other services offered by ICICI and ICICI Bank.

25. ICICI Bank is a private sector commercial bank organized under the laws of India in 1994. ICICI Bank offers a wide range of banking products to corporate and retail customers through a variety of delivery channels. ICICI Bank is an affiliate company of ICICI. ICICI Bank offers products and services which largely complement the products and services offered by ICICI and other ICICI group companies. ICICI Bank seeks to take advantage of the customer relationships of the ICICI group. These relationships have been particularly effective in helping ICICI Bank gain access to the larger corporations, as ICICI Bank's balance sheet on a stand-alone basis would not have permitted it to take the large exposures that may be undertaken by ICICI given its large balance sheet capabilities. ICICI Bank also seeks to benefit from ICICI's corporate relationships in growing its retail business. ICICI Bank sells retail products to the employees of ICICI group's corporate customers including offering corporate customers its payroll deposit scheme for their employees. ICICI's retail bondholders also present ICICI Bank with an opportunity for cross-selling a variety of products, including bank accounts, credit cards, depositary share accounts and, to a limited extent, retail loans.

26. In May 1994, when ICICI Bank was incorporated as a subsidiary of ICICI and granted a banking license, ICICI held 75% of the equity share capital of ICICI Bank and the balance of 25% of the equity share capital of ICICI Bank was held by SCICI Limited. Following the amalgamation of SCICI Limited with ICICI, ICICI Bank became a wholly-owned subsidiary of ICICI. The Reserve Bank of India imposed a condition that ICICI reduce its shareholding in ICICI Bank in stages, first to not more than 75.0% of its equity share capital and ultimately to not more than 40.0% of its equity share capital. In fiscal 1998, ICICI reduced its shareholding in ICICI Bank to just below 75.0% of its equity share capital as required, through a public offering of shares in India. In March 2000, ICICI Bank completed an equity offering in the form of ADRs listed on the NYSE for an amount of US$ 175 million. After this offering, ICICI's shareholding in ICICI Bank was approximately 62.2% of its equity share capital. Effective March 10, 2001, ICICI Bank acquired Bank of Madura Limited, an old private sector Indian bank, in an allstock amalgamation, and ICICI's shareholding in ICICI Bank reduced to approximately 55.6% after the amalgamation. ICICI had been in discussions with the Reserve Bank of India to determine whether and to what extent it might still be required to sell or reduce its interest in ICICI Bank. During fiscal 2001, the Reserve Bank of India reiterated its requirement of a reduction of ICICI's holding in ICICI Bank and advised ICICI to draw up a firm plan for dilution of its stake. In line with the Reserve Bank of India's directive, ICICI reduced its shareholding in ICICI Bank to approximately 46.4% of its equity share capital through the sale of equity shares of ICICI Bank in the Indian secondary markets to institutional investors in March 2001. As a result of the foregoing, ICICI Bank ceased to be a subsidiary of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000 for the purposes of US GAAP financial statements. Further, during the first five months (April to August) of fiscal 2002, ICICI sold another 0.4% of the equity share capital of ICICI Bank in the Indian secondary markets to institutional investors. On September 30, 2001, ICICI held 46.0% of the equity share capital of ICICI Bank.

27. The issue of universal banking, which in the Indian context means conversion of long-term development financial institutions into commercial banks, has been discussed at length over the past few years. The Reserve Bank of India in its Mid-Term Review of Monetary and Credit Policy for fiscal 2000 and its circular on Approach to Universal Banking issued on April 28, 2001, announced that it would consider proposals from development financial institutions (like ICICI) wishing to transform themselves into banks on a case-by-case basis. In its Mid-Term Review of Monetary and Credit Policy for fiscal 2002, the Reserve Bank of India encouraged financial institutions to submit proposals for their transformation into banks.

28. As a bank, ICICI would have the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. In view of the benefits of transformation into a bank and the Reserve Bank of India's pronouncements on universal banking, ICICI explored various corporate structuring alternatives for its transformation into a universal bank. ICICI also held discussions with the Reserve Bank of India on an appropriate transition path and compliance with regulatory requirements. ICICI Bank also considered various strategic alternatives, in the context of the emerging competitive scenario in the Indian banking industry, and the move towards universal banking. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. The strategic alternatives examined by ICICI and ICICI Bank included an amalgamation of the two entities, in view of ICICI's significant shareholding in ICICI Bank, and the existing strong business synergies between the two entities. ICICI also considered the reorganisation of its subsidiary companies.

29. Following this strategising on the various alternatives including an amalgamation of ICICI and ICICI Bank, the senior managements of ICICI and ICICI Bank commenced a programme of in-depth confidential discussions on the various strategic alternatives in July 2001. These discussions were held on various dates during July-August 2001. Based on these discussions, the managements of ICICI and ICICI Bank formed the view that the amalgamation of ICICI with ICICI Bank would be the optimal strategic alternative for both entities, and would create the optimal legal structure for ICICI group's universal banking strategy. The managements of ICICI and ICICI Bank accordingly decided to prepare, for submission to their respective Boards of Directors, a proposal for the amalgamation of ICICI and two of its wholly-owned subsidiaries, viz. ICICI Capital and ICICI PFS, with ICICI Bank. The rationale for the amalgamation considered by the management and the Board of Directors of the two companies is discussed in detail in the section "Amalgamation - Rationale for the Amalgamation".

30. The managements of ICICI and ICICI Bank decided to appoint external financial advisors to advise them on the valuation of shares of both entities and to recommend, to the respective Boards of Directors, a range of share exchange ratios. ICICI appointed JM Morgan Stanley Private Limited ("JM Morgan Stanley") and ICICI Bank appointed DSP Merrill Lynch Limited ("DSP Merrill Lynch") as their advisors, respectively, on October 1, 2001. Subsequently, in addition to these advisors appointed by ICICI and ICICI Bank respectively, ICICI and ICICI Bank jointly appointed the accounting firm Deloitte Haskins & Sells, to undertake a valuation of shares of both companies and recommend a share exchange ratio to the Board of Directors of each company.

31. On October 17, 2001, ICICI Bank informed the Indian stock exchanges and the NYSE, where its equity shares and ADRs are listed, that its Board of Directors would meet on October 25, 2001, to consider its audited half-yearly results for the six months ended September 30, 2001. Separately, on October 18, 2001, ICICI informed the Indian Stock Exchanges and the NYSE, where its equity shares and ADRs are listed, that its Board of Directors would meet on October 25, 2001, to consider its audited half-yearly results for the six months ended September 30, 2001. Subsequently, on October 22, 2001, the Reserve Bank of India announced its Mid-Term Review of Monetary and Credit Policy for fiscal 2002, in which it encouraged financial institutions to submit proposals for their transformation into banks. In view of the above announcement by the Reserve Bank of India and the completion of the valuation process by JM Morgan Stanley, DSP Merrill Lynch and Deloitte Haskins & Sells, the managements of ICICI and ICICI Bank decided to place the amalgamation proposal before their respective Boards of Directors at their meetings scheduled for October 25, 2001. On October 24, 2001, each company separately informed the Indian stock exchanges and the NYSE that their respective Boards of Directors would also consider the amalgamation proposal at their meetings on October 25, 2001.

APPROVAL OF THE BOARDS OF DIRECTORS

Approval of the ICICI Board

32. At the meeting of the ICICI Board on October 25, 2001, Mr. K. V. Kamath, Managing Director and CEO made a presentation to the ICICI Board on the proposal for the amalgamation of ICICI, ICICI Capital and ICICI PFS with ICICI Bank.

33. JM Morgan Stanley made a presentation to the ICICI Board on the valuation and recommended a share exchange ratio in the range of 1 share of ICICI Bank for 1.8 to 2 shares of ICICI. JM Morgan Stanley stated that in its opinion a share exchange ratio within such range would be fair to ICICI shareholders.

34. Deloitte Haskins & Sells made a presentation to the ICICI Board and recommended a share exchange ratio of 1 share of ICICI Bank for 2 shares of ICICI, and stated that in its opinion such share exchange ratio would be fair to the shareholders of both entities.

35. The ICICI Board discussed and approved the proposal for amalgamation and the Share Exchange Ratio.

36. JM Morgan Stanley opined to the ICICI Board that, as of the date of the meeting of the ICICI Board and based upon and subject to the various considerations set forth in its opinion, the Share Exchange Ratio was fair from a financial point of view to ICICI shareholders.

37. In arriving at its decision the ICICI Board considered, inter alia, the following:

     - the recommendations and opinions of JM Morgan Stanley and Deloitte Haskins & Sells;

     - the benefits of the proposed amalgamation described in the section "Amalgamation - Rationale for the Amalgamation";

     - the move towards universal banking and the Reserve Bank of India's policy statements and guidelines on the same;

     - the ICICI group's strategy over the past few years of operating as a virtual universal bank;

     - the advantages of ICICI Bank, which already had a banking license, being the surviving entity in the amalgamation;

     - compliance by the merged entity with various statutory/regulatory requirements applicable to banks;

     -    the key features of the Scheme; and

     -    the purchase method of accounting for the amalgamation.

Approval of the ICICI Bank Board

38. At the meeting of the ICICI Bank Board on October 25, 2001, Mr. H. N. Sinor, Managing Director and CEO, made a presentation to the ICICI Bank Board on the proposal for the amalgamation of ICICI, ICICI Capital and ICICI PFS with ICICI Bank.

39. DSP Merrill Lynch made a presentation to the ICICI Bank Board on the valuation and recommended a share exchange ratio in the range of 1 share of ICICI Bank for 1.8 to 2 shares of ICICI. DSP Merrill Lynch stated that in its opinion a share exchange ratio within such range would be fair to ICICI Bank shareholders.

40. Deloitte Haskins & Sells made a presentation to the ICICI Bank Board and recommended a share exchange ratio of 1 share of ICICI Bank for 2 shares of ICICI, and stated that in its opinion such share exchange ratio would be fair to the shareholders of both entities.

41.  The two Directors nominated by ICICI on the ICICI Bank Board viz. Mr. K.
     V. Kamath and Ms. Lalita D. Gupte, did not participate in the discussions on the proposal for amalgamation at the meeting of the ICICI Bank Board.

42. The ICICI Bank Board discussed and approved the proposal for amalgamation and the Share Exchange Ratio.

43. DSP Merrill Lynch opined to the ICICI Bank Board that, as of the date of the meeting of the ICICI Bank Board and based upon and subject to the various considerations set forth in its opinion, the Share Exchange Ratio was fair from a financial point of view to the ICICI Bank shareholders.

44. In arriving at its decision the ICICI Bank Board considered, inter alia, the following:

     - the recommendations and opinions of DSP Merrill Lynch and Deloitte Haskins & Sells;

     - the benefits of the proposed amalgamation described in the section "Amalgamation - Rationale for the Amalgamation";

     - the move towards universal banking and the Reserve Bank of India's policy statements and guidelines on the same;

     - ICICI Bank's relationship with the ICICI group, and the ICICI group's strategy over the past few years of operating as a virtual universal bank;

     - the advantages of ICICI Bank, which already had a banking license, being the surviving entity in the amalgamation;

     - compliance by the merged entity with various statutory/regulatory requirements applicable to banks;

     -    the key features of the Scheme; and

     -    the purchase method of accounting for the amalgamation.

Approval of the Board of ICICI Capital

45. At the meeting of the Board of Directors of ICICI Capital on October 25, 2001, the Board of Directors considered the proposal for the amalgamation of ICICI Capital, ICICI and ICICI PFS with ICICI Bank. The Board of Directors noted that as all of the equity shares of ICICI Capital were held by ICICI or its nominees, no shares would be issued by ICICI Bank to ICICI Capital shareholders. The Board of Directors discussed and approved the proposal for amalgamation. In arriving at its opinion, the Board of Directors considered the following:

     - ICICI Capital is a wholly-owned subsidiary of ICICI, and is engaged in distribution of financial and investment products and in providing front-office services to the retail and semi-retail investors of ICICI, and undertaking the management of the various ICICI centres.

     - The amalgamation of ICICI Capital, ICICI, and ICICI PFS with ICICI Bank would consolidate and integrate the retail business.

Approval of the Board of ICICI PFS

46. At the meeting of the Board of Directors of ICICI PFS on October 25, 2001, the Board of Directors considered the proposal for the amalgamation of ICICI PFS, ICICI and ICICI Capital with ICICI Bank. The Board of Directors noted that as all of the equity shares of ICICI PFS were held by ICICI or its nominees, no shares would be issued by ICICI Bank to ICICI PFS shareholders. The Board of Directors discussed and approved the proposal for amalgamation. In arriving at its opinion, the Board of Directors considered the following:

     - ICICI PFS is a wholly-owned subsidiary of ICICI, and is engaged in distribution and servicing of various retail credit products and other services offered by ICICI and ICICI Bank.

     - The amalgamation of ICICI PFS, ICICI, and ICICI Capital with ICICI Bank would consolidate and integrate the retail business.

RATIONALE FOR THE AMALGAMATION

47. The amalgamation is expected to be beneficial to both ICICI and ICICI Bank shareholders. The management of ICICI and the ICICI Board believe that the amalgamation would enhance value for ICICI shareholders through the merged entity's access to low-cost deposits, greater opportunities for earning fee-based income and the ability to participate in the payments system and provide transaction-banking services. The management of ICICI Bank and the ICICI Bank Board believe that the amalgamation would enhance value for ICICI Bank shareholders through a large capital base and scale of operations, seamless access to ICICI's strong corporate relationships built up over five decades, entry into new business segments, higher market share in various business segments, particularly fee-based services, and access to the vast talent pool of ICICI and its subsidiaries. Factors that could cause the merged entity's results to differ materially from the forward- looking statements can be found in the section entitled "Risk Factors" and in Annexure B. See also information regarding the safeharbor protection for forward-looking statements in the section entitled "Information Regarding Forward-Looking Statements".

48. The merged entity would be the second largest among all banks in India, ranked on the basis of their total assets. The merged entity would leverage on its large capital base, comprehensive suite of products and services, extensive corporate and retail customer relationships, technology-enabled distribution architecture, strong brand franchise and vast talent pool. The merged entity would have improved capability to offer a wider range of products and services, ranging from project finance to retail finance, with a diversified resource base, improved portfolio risk management capability and deeper client relationships.

49. The amalgamation of ICICI Capital and ICICI PFS (which are wholly-owned subsidiaries of ICICI) with ICICI Bank would consolidate and integrate the retail business, which will be a key driver of growth for the merged entity, with respect to both assets and liabilities. Both ICICI Bank's and the ICICI group's retail strategy is based on the offering of multiple products through multiple delivery channels to provide choice and convenience to customers. The channels are currently owned by different ICICI group companies. Offering the entire range of products and services through multiple channels also results in greater economies of scale.

50. The process of integration of operations of ICICI, ICICI Capital and ICICI PFS with ICICI Bank is expected to be smooth in view of the existing strong synergies amongst them.

SHAREHOLDING OF ICICI IN ICICI BANK

51. On September 30, 2001, ICICI held 46.0% of the equity share capital of ICICI Bank. Pursuant to the Scheme, ICICI may, on the Appointed Date, transfer all of the ICICI Bank shares held by it on the Appointed Date to the Trust to hold such ICICI Bank shares in trust exclusively for the benefit of ICICI and its successors. It is currently expected that the Trustees would divest the shares by the end of fiscal 2003 depending on market conditions at that time. The Trustees will have the discretion to extend this period in such manner as may be proper in accordance with provisions of the trust deed constituting the Trust. Based on ICICI's shareholding in ICICI Bank on September 30, 2001 (unless the shareholding is reduced on or before the Appointed Date) and the Share Exchange Ratio, the holding of the Trust in ICICI Bank after the amalgamation would be equivalent to 16.5% of the equity share capital of the merged entity.

VALUATION PROCESS AND METHODOLOGY AND OPINIONS OF FINANCIAL ADVISORS

Opinion of ICICI's Financial Advisor

52. ICICI retained JM Morgan Stanley to act as its financial advisor in connection with the proposed amalgamation of ICICI with ICICI Bank. On October 25, 2001, at the meeting of the ICICI Board, JM Morgan Stanley opined that, as of such date and based upon and subject to matters set forth in its opinion, the Share Exchange Ratio was fair, from a financial point of view, to the ICICI equity shareholders.

53. The full text of JM Morgan Stanley's opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by JM Morgan Stanley is annexed as Annexure A (1) to this Information Statement. JM Morgan Stanely has consented to the disclosure of its opinion in this Information Statement with the understanding that the Information Statement is being circulated among all the shareholders and ADR holders of ICICI and ICICI Bank respectively. The summary of JM Morgan Stanley's opinion set forth in this Information Statement is qualified in its entirety by reference to the full text of such opinion. ICICI ADR holders and equity shareholders of ICICI are urged to and should read such opinion carefully and in its entirety.

54. The following should be considered when reading the discussion of the JM Morgan Stanley opinion in this Information Statement:

     - JM Morgan Stanley's opinion was directed to the ICICI Board for its information in connection with its consideration of the amalgamation and addresses only the fairness from a financial point of view of the Share Exchange Ratio to holders of equity shares of ICICI; and

     - JM Morgan Stanley's opinion does not address the merits of the underlying decision of ICICI to engage in the proposed amalgamation and does not constitute a recommendation as to how holders of ICICI equity shares should vote with respect to the amalgamation.

55. The summary of the financial analysis set forth below is not a complete description of the analysis underlying JM Morgan Stanley's opinion or the presentation made by JM Morgan Stanley to the ICICI Board but summarizes the material analysis performed and presented thereby. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, JM Morgan Stanley did not attribute any particular weight to any analysis or factor that it considered. In addition, JM Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should therefore not be taken to be JM Morgan Stanley's view of the actual value of ICICI or ICICI Bank. Accordingly, JM Morgan Stanley believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all of its analysis, would create an incomplete view of the process underlying the preparation of JM Morgan Stanley's opinion.

56. In connection with rendering its opinion, JM Morgan Stanley, among other things:

     - reviewed certain publicly available business and financial information relating to ICICI and ICICI Bank that JM Morgan Stanley deemed to be relevant;

     - reviewed certain financial forecasts and projections concerning ICICI and ICICI Bank, prepared by or on behalf of the managements of ICICI and ICICI Bank respectively and provided to JM Morgan Stanley for purposes of its analysis and discussed these financial projections and related materials with the managements of ICICI and ICICI Bank respectively;

     - discussed the past and current operations and financial conditions and the future prospects of ICICI and ICICI Bank with executives designated by ICICI and ICICI Bank, respectively, including their senior executives;

     - performed valuation analyses, on a stand-alone basis, on ICICI and ICICI Bank;

     - reviewed the reported market prices and valuation multiples for ICICI equity shares and ICICI Bank equity shares and compared them with market prices and valuation multiples of certain other publicly-traded companies that JM Morgan Stanley deemed to be relevant and comparable;

     - reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

     - participated in certain discussions and negotiations among representatives of ICICI and ICICI Bank and their respective financial advisors in connection with the transactions contemplated by the scheme of arrangement; and

     - considered such other factors and performed such other analyses as JM Morgan Stanley deemed appropriate or necessary.

57. In rendering its opinion, JM Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of all information that was publicly available or provided or otherwise made available to JM Morgan Stanley by ICICI or ICICI Bank for the purposes of its opinion. With respect to the financial projections and forecasts provided by the managements of ICICI and ICICI Bank, JM Morgan Stanley assumed that such projections and forecasts were reasonably prepared in good faith and reflect the best currently available estimates and judgments by the managements of ICICI and ICICI Bank with respect to the future financial performance of ICICI and ICICI Bank, respectively. JM Morgan Stanley expresses no opinion and accordingly accepts no responsibility with respect to or for such projections, forecasts and analyses or the assumptions on which they are based. JM Morgan Stanley did not review any books and records of ICICI and ICICI Bank (other than those provided or made available to JM Morgan Stanley). JM Morgan Stanley did not assume any obligation to conduct, nor have they conducted, any physical inspection of the assets, properties or facilities of ICICI and ICICI Bank and neither expresses any opinion with respect thereto nor accepts any responsibility therefor. JM Morgan Stanley did not make any independent valuation or appraisal of the assets or liabilities of ICICI or ICICI Bank, nor was it furnished with any such appraisals. JM Morgan Stanley did not review any internal management information statements or any non-public reports, and, instead, with the consent of ICICI, JM Morgan Stanley relied upon information that was publicly available or provided or otherwise made available to JM Morgan Stanley by ICICI or ICICI Bank for the purposes of its opinion. JM Morgan Stanley is not an expert in the evaluation of the sufficiency of the securities or assets that either ICICI or ICICI Bank may hold in respect of loans and advances made by them, and allowances for loan losses, and JM Morgan Stanley did not make an independent evaluation of the adequacy of the securities in respect of loans and advances and allowances for loan losses of ICICI or ICICI Bank, nor reviewed any individual credit files relating to ICICI and ICICI Bank. In addition, JM Morgan Stanley is not an expert in the evaluation of litigation or other actual or threatened claims. JM Morgan Stanley assumed that the allowances or other reserves of ICICI and ICICI Bank established to cover losses in connection with any loan losses, litigation or other claims will be adequate to cover all such losses. JM Morgan Stanley expresses no opinion and accordingly accepts no responsibility for or with respect to such allowances or reserves or the assumptions upon which they are based. In addition, JM Morgan Stanley assumed that the Scheme will be approved by the courts and by regulatory authorities and that the amalgamation will be consummated substantially in accordance with the terms set forth in the Scheme.

58. JM Morgan Stanley assumed that in the course of obtaining necessary regulatory or other consents or approvals for the Scheme, no restrictions would be imposed that would have a material adverse effect on the benefits of the amalgamation that ICICI and ICICI Bank may have contemplated. JM Morgan Stanley's opinion is necessarily based on financial, economic, market and other conditions as they currently exist and can be reasonably evaluated on, and on the information made available to JM Morgan Stanley as of October 25, 2001. Although subsequent developments may affect the opinion of JM Morgan Stanley, JM Morgan Stanley does not have an obligation to update, revise or reaffirm its opinion. In arriving at its opinion, JM Morgan Stanley was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving ICICI or any of its assets, nor did JM Morgan Stanley negotiate with any party other than ICICI Bank, which expressed their interest in entering into a business combination with ICICI.

Summary of Financial Analysis

59. The following is a brief summary of the material analyses performed by JM Morgan Stanley in connection with the rendering of the fairness opinion dated as of October 25, 2001. These summaries of financial analyses include information presented in tabular format to the ICICI Board. In order to fully understand the financial analyses used by JM Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not completely describe the financial analyses.

       Dividend Discount Analysis

     JM Morgan Stanley performed a discounted dividend analysis of ICICI and ICICI Bank to estimate a range of present values per equity share of ICICI and ICICI Bank assuming that each entity continued to operate as a stand-alone entity. This range was determined by adding (i) the present value of the estimated future dividend stream that each entity could generate and (ii) the present value of the terminal value of equity shares of each entity at the end of year 2008. To determine a projected dividend stream, JM Morgan Stanley assumed a constant tangible common equity to tangible risk-weighted asset ratio of 10%. JM Morgan Stanley used a forecast horizon of seven years, i.e., up to 2008, based on management projections and discussions with them on the same. The "terminal value" of ICICI and ICICI Bank equity shares at the end of the period was determined by applying price-to-book value multiple derived from Gordon's Formula using an estimated sustainable return on equity and carrying out a sensitivity analysis assuming three "perpetual growth rates to year 2008 projected book value". Based on this, the terminal price-to-book value ranged from 0.75(X) to 0.86(X) for ICICI and from 2.44(X) to 3.35(X) for ICICI Bank. The dividend stream and "terminal value" were discounted to present values using discount rates of 16.5%, 17.0% and 17.5% for ICICI and 15.9%, 15.4% and 14.9% for ICICI Bank, which JM Morgan Stanley viewed as the appropriate range of discount rates for a company with ICICI's and ICICI Bank's risk characteristics, respectively.

     The investments and subsidiaries of ICICI and ICICI Bank were separately valued through methods considered appropriate by JM Morgan Stanley and such value was added to the dividend discount value of ICICI and ICICI Bank respectively.

     The above analysis implied share exchange ratios ranging from 1 equity share of ICICI Bank for 1.83 to 2.11 equity shares of ICICI.

     This analysis is not necessarily indicative of actual values or actual future results and does not purport to reflect the prices at which any securities may trade at the present or at any time in the future. Dividend discount analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including earning growth rates, dividend payout rates, terminal values and discount rates.

       Historical Market Price Analysis

     JM Morgan Stanley reviewed the price performance of ICICI and ICICI Bank on the domestic stock exchanges (the BSE and the NSE) and of the ADRs on the NYSE during the one week, one month and three month period ending August 31, 2001. JM Morgan Stanley selected this period because, among other things, trading during the period beginning September 2001 was considered affected because rumors regarding the proposed amalgamation of ICICI and ICICI Bank were reported in the media during the early part of September and the capital markets in general were significantly affected by the attack on the World Trade Center in New York City, New York on September 11, 2001.

     The volume-weighted average of closing market price (number of shares of ICICI per share of ICICI Bank) during the one week, one month and three-month period ending August 31, 2001 was as follows:

     Period ending
     August 31, 2001       1 week average  1-month average  3-month average
     ---------------       --------------  ---------------  ---------------
     BSE (Rs./share) ....            2.04             2.12             1.86
     NSE (Rs./share) ....            2.04             2.11             1.93
     NYSE (USD/share) ...            1.70             1.78             1.44

     Based on the historical market prices, the implied share exchange ratio ranged from 1 ICICI Bank equity share for 1.44 to 2.12 ICICI equity shares.

       Precedent Transaction Analysis

     JM Morgan Stanley reviewed certain terms, to the extent publicly available, of seven selected international acquisition transactions and analyzed the premiums paid in these transactions over unaffected market prices.

     JM Morgan Stanley also analyzed the share exchange ratios implied by such unaffected market prices. JM Morgan Stanley selected such transactions because they were structured as minority squeeze-out transactions similar to the amalgamation.

     The table below provides the high and low premiums/discounts to the market price of the acquired companies implicit in the share exchange ratios one day before the announcement of these transactions:

     Selected transactions                   Premium/(discount) to stock prices
     ----------------------------------      ----------------------------------
     High .............................                     28.0%
     Low ..............................                     15.2%

     The Share Exchange Ratio implied the following premium/discount to the unaffected price of ICICI Bank i.e. price on August 30, 2001:

                                             Premium/(discount) to unaffected
     Stock exchange where quoted                 stock price of ICICI Bank
     ----------------------------------      ---------------------------------
     BSE ..............................                     (1.7)%
     NSE ..............................                     (1.4)%
     NYSE .............................                     18.9%

     JM Morgan Stanley also reviewed the terms of five select mergers within group companies in India. JM Morgan Stanley selected these transactions because such companies had common shareholders and they operated closely together before their merger, as in the case of ICICI and ICICI Bank.

     The table below provides the high and low premiums/discounts to the market price of the acquired companies implicit in the share exchange ratios one day before the announcement of these transactions:

     ------------------------------------------------------------------------------------
     Selected transactions  Premium/(discount)    Premium/(discount)   Premium/(discount)
                             to average stock      to average stock    to average stock
                            prices for one week  prices for one month  prices for three
                                 prior to              prior to        months prior to
                               announcement          announcement        announcement
     ------------------------------------------------------------------------------------
     High ................        16.1%                  17.8%               21.5%
     Low .................         1.1%                   4.3%               (4.8)%

     Based on the Share Exchange Ratio, the premium received by the shareholders of ICICI Bank in the amalgamation, based on the trading price for ICICI and ICICI Bank stock dating back from August 31, 2001 compare as follows:

     ------------------------------------------------------------------------------------
     Selected transactions  Premium/(discount)    Premium/(discount)   Premium/(discount)
                             to average stock      to average stock    to average stock
                            prices for one week  prices for one month  prices for three
                                 prior to              prior to        months prior to
                             August 31, 2001       August 31, 2001     August 31, 2001
     ------------------------------------------------------------------------------------
     BSE .................        (3.97)%                (5.90)%             3.22%
     NSE .................        (3.93)%                (5.88)%             3.28%

     In performing its analyses, JM Morgan Stanley made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JM Morgan Stanley, ICICI or ICICI Bank. Any estimates contained in the analysis performed by JM Morgan Stanley are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analysis. The analyses performed were prepared solely as a part of JM Morgan Stanley's analysis of the fairness from a financial point of view of the Share Exchange Ratio pursuant to the Scheme to holders of equity shares of ICICI and were conducted in connection with the delivery by JM Morgan Stanley of its opinion dated October 25, 2001 to the ICICI Board. Neither JM Morgan Stanley's analyses nor the estimates of the value of businesses or securities purport to be appraisals or to reflect the prices at which such businesses or securities of ICICI might actually be sold. Accordingly, such analysis and estimates are inherently subject to substantial uncertainty. In addition, the fairness opinions dated as of October 25, 2001 were among several factors taken into consideration by the ICICI Board in making its determination to approve the Scheme. Consequently, the analysis described above should not be viewed as determinative of the opinion of the ICICI Board or ICICI's management with respect to the value of ICICI or ICICI Bank or whether the ICICI Board would have been willing to agree to a different share exchange ratio or form of consideration.

60. JM Morgan Stanley, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. In addition, JM Morgan Stanley is a full service securities firm engaged in securities trading, brokerage and financing activities. In the ordinary course of JM Morgan Stanley's trading and brokerage activities, JM Morgan Stanley or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions for its own account or the accounts of customers, in debt or equity securities or senior or subordinate loans of ICICI or ICICI Bank.

Engagement Letter and Other Relationships

61. Pursuant to an engagement letter, ICICI agreed to pay JM Morgan Stanley a customary fee for its services as financial advisor in connection with the amalgamation upon delivery of the opinion. ICICI also agreed to indemnify JM Morgan Stanley and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling JM Morgan Stanley or any of its affiliates, against certain liabilities and expenses, including liabilities under the US securities laws, arising out of JM Morgan Stanley's engagement. In the past, JM Morgan Stanley and its affiliates have provided financial advisory and financing services to ICICI and ICICI Bank unrelated to the amalgamation and have received fees for rendering these services.

Opinion of ICICI Bank's Financial Advisor

62. ICICI Bank retained DSP Merrill Lynch to act as its financial advisor in connection with the proposed amalgamation of ICICI with ICICI Bank. On October 25, 2001, at the meeting of the ICICI Bank Board, DSP Merrill Lynch opined, that, as of that date and based upon and subject to the matters set forth in its opinion and such other matters as DSP Merrill Lynch considered relevant, the Share Exchange Ratio was fair, from a financial point of view, to ICICI Bank equity shareholders.

63. The full text of DSP Merrill Lynch's opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by DSP Merrill Lynch is annexed as Annexure A(2) to this Information Statement. DSP Merrill Lynch has consented to the disclosure of its opinion in this Information Statement with the understanding that the Information Statement is being circulated among all the shareholders and ADR holders of

     ICICI and ICICI Bank respectively. The summary of DSP Merrill Lynch's opinion set forth in this Information Statement is qualified in its entirety by reference to the full text of such opinion. ICICI Bank ADR holders and equity shareholders are urged to and should read such opinion carefully and in its entirety.

64. The following should be considered when reading the discussion of the DSP Merrill Lynch opinion in this Information Statement:

     - DSP Merrill Lynch's opinion was directed to the ICICI Bank Board for its information in connection with its consideration of the amalgamation and addresses only the fairness from a financial point of view, of the Share Exchange Ratio to the holders of equity shares of ICICI Bank; and

     - DSP Merrill Lynch's opinion does not address the merits of the underlying decision of ICICI Bank to engage in the proposed amalgamation and does not constitute a recommendation as to how holders of ICICI Bank's equity shares should vote with respect to the amalgamation.

65.  In arriving at its opinion, DSP Merrill Lynch, among other things:

     - reviewed certain publicly available business and financial information relating to ICICI and ICICI Bank that DSP Merrill Lynch deemed to be relevant;

     - reviewed certain internal financial information, including financial forecasts and projections, relating to the business, earnings, cash flow, assets, liabilities and prospects of ICICI and ICICI Bank, prepared by and furnished to DSP Merrill Lynch by the management of ICICI and ICICI Bank, respectively;

     - conducted discussions with members of senior management of ICICI and ICICI Bank concerning the matters described above, as well as their respective businesses and prospects before and after giving effect to the amalgamation including certain synergies, cost savings and related expenses expected to result from the amalgamation;

     - reviewed current and historical market prices, trading volumes and valuation multiples for ICICI shares and ICICI Bank shares;

     - reviewed the financial results of operations of ICICI and ICICI Bank, including the audited financial statements for the fiscal year ended March 31, 2001 and the quarter ended June 30, 2001;

     - reviewed publicly available valuation multiples with respect to certain companies DSP Merrill Lynch believed to be generally comparable to those of ICICI Bank and ICICI;

     - compared certain financial terms of the amalgamation with publicly available financial terms of certain other transactions which DSP Merrill Lynch believed to be generally relevant;

     -    reviewed the Scheme dated October 24, 2001; and

     - considered such other information as DSP Merrill Lynch deemed necessary or appropriate.

66. In rendering its opinion, DSP Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of all information that was publicly available or provided or otherwise made available to DSP Merrill Lynch by ICICI or ICICI Bank for the purposes of its opinion. With respect to the financial projections and forecasts provided by the managements of ICICI and ICICI Bank, DSP Merrill Lynch assumed that such projections and forecasts were reasonably prepared in good faith and reflect the best currently available estimates and judgements by the managements of ICICI and ICICI Bank with respect to the future financial performance of ICICI and ICICI Bank, respectively. DSP Merrill Lynch expresses no opinion and accordingly accepts no responsibility with respect to or for such projections, forecasts and analyses or the assumptions on which they are based. DSP Merrill Lynch did not assume any obligation to conduct, nor have they conducted, any physical inspection of the assets, properties or facilities of ICICI and ICICI Bank and neither expresses any opinion with respect thereto nor accept any responsibility therefor. DSP Merrill Lynch did not make any independent valuation or appraisal of the assets or liabilities of ICICI or ICICI Bank, nor was it furnished with any such appraisals. DSP Merrill Lynch did not review any internal management information statements or any non-public reports, and, instead, with the consent of ICICI Bank, DSP Merrill Lynch relied upon information that was publicly available or provided or otherwise made available to DSP Merrill Lynch by ICICI or ICICI Bank for the purposes of its opinion. DSP Merrill Lynch is not an expert in the evaluation of the sufficiency of the securities or assets that either ICICI or ICICI Bank may hold in respect of loans and advances made by them, and allowances for loan losses, and DSP Merrill Lynch did not make an independent evaluation of the adequacy of the securities in respect of loans and advances and allowances for loan losses of ICICI or ICICI Bank, nor reviewed any individual credit files relating to ICICI and ICICI Bank. In addition, DSP Merrill Lynch did not evaluate the likelihood of certain material contingent liabilities crystallizing including with respect to certain tax matters.

67. With respect to the potential cost savings and other synergies anticipated by the managements of ICICI Bank and ICICI to result from the amalgamation, DSP Merrill Lynch assumed that management expected cost savings to exceed expenses and such expectations on cost savings and synergies reasonably reflected the best available information and judgements of the managements of ICICI Bank and ICICI (including the achievability thereof). DSP Merrill Lynch further assumed that the amalgamation will be accounted for as a purchase transaction under generally accepted accounting principles in India and that, after the amalgamation, ICICI Bank will continue to exist as a banking company under the Banking Regulation Act, 1949. DSP Merrill Lynch also assumed that the final form of the Scheme will be similar in all material respects to the Scheme dated October 24, 2001.

68. DSP Merrill Lynch's opinion is necessarily based upon market, economic, regulatory and other conditions as they exist and can be evaluated on, and on the information made available to DSP Merrill Lynch by ICICI Bank and ICICI as of the date of such opinion. Subsequent developments may affect its opinion, and DSP Merrill Lynch does not have any obligation to update, revise, or reaffirm such opinion. DSP Merrill Lynch expressed no opinion as to the price at which ICICI Bank's equity shares will trade at any future time.

     Summary of Financial Analysis

69. The following is a brief summary of the material analyses performed by DSP Merrill Lynch in connection with the rendering of the fairness opinion dated October 25, 2001. The following quantitative information, to the extent it is based on market data, is based on market data as it existed at or about October 19, 2001 and is not necessarily indicative of current market conditions. No company used in the following analyses as a comparison is directly comparable to ICICI Bank or ICICI.

     The order of analyses and the results derived from the analysis described below do not represent the relative importance or weight given to these analyses by DSP Merrill Lynch. The summary of these financial analyses include information presented in tabular format. In order to understand fully the financial analyses, these tables must be read together with the text of each summary. The tables alone do not describe completely the financial analysis. The financial methodologies considered by DSP Merrill Lynch in evaluating the Share Exchange Ratio were historical share price analysis, dividend discount analysis and acquisition comparables analysis.

       Historical Market Price Analysis

     DSP Merrill Lynch examined the simple average and volume weighted average of the share prices of ICICI and ICICI Bank on the domestic stock exchanges (the BSE and the NSE) and of the ADRs listed on the NYSE during select time periods. DSP Merrill Lynch considered the time periods from May 30, 2001 - August 31, 2001 and July 30, 2001 - August 31, 2001 to be
     the most relevant since these time periods captured recent information affecting the share prices of the equity shares of both ICICI and ICICI Bank but excluded the impact of some recent speculative pressure on the share prices. Using this methodology, DSP Merrill Lynch arrived at a share exchange ratio range of 1 ICICI Bank share for 1.6 to 2 ICICI shares.

     The table below gives the implied share exchange ratios based on the simple and volume weighted average market prices for various periods.

     ------------------------------------------------------------------------------------------
     Period                       No. of          Simple average           Volume weighted
     (CY 2001)                 trading days   implied exchange ratio   implied exchange ratio
                                               (based on prices on     (based on prices and
                                                    BSE/NSE/NYSE)      volumes on BSE/NSE/NYSE)
     ------------------------------------------------------------------------------------------
     May 30-August 31, 2001 ....      65                 1.8                        1.6
     July 30-August 31, 2001 ...      23                 2.0                        1.8
     Last 6 months .............     125                 1.8                        1.6
     Last 3 months .............      62                 1.8                        1.6
     Last 10 trading days ......      10                 1.6                        1.5

       Dividend Discount Analysis

     DSP Merrill Lynch used a forecast horizon of six years (FY03-08) for the dividend discount analysis. The major operating assumptions (operating assets, borrowings, deposits, yields, costs, provisions and other income) were based on estimates provided by the management of the respective companies and refined through subsequent discussions. The cash flow stream discounted was based on the maximum dividend payable subject to regulatory constraints in respect of capital adequacy and prudent transfers to statutory reserves. DSP Merrill Lynch used a cost of equity range of 17.6% to 19.6% for ICICI and 16.5% to 18.5% for ICICI Bank. The terminal value was derived using the perpetual growth rates estimated for both ICICI and ICICI Bank.

     Using these assumptions, a share exchange ratio range of 1 share of ICICI Bank for 1.8 to 2 shares of ICICI was obtained.

       Precedent Transaction Analysis

     Precedent transaction analysis assuming ICICI Bank as the target was also used as a valuation technique. For this analysis, various transactions involving Indian banks were considered as appropriate comparables.

     The following parameters were examined for each of the selected transactions:

     -    Price-to-historical earnings ratio;

     -    Price-to-historical book ratio; and

     -    Premium to 5-day average market price.

     ICICI Bank was valued based on the above parameters, resulting in a share exchange ratio in the range of 1 ICICI Bank share for 1.8 to 2.1 ICICI shares.

     The summary set forth above is not a complete description of the analyses or data presented by DSP Merrill Lynch. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. DSP Merrill Lynch believes that its analysis and the summary of its analysis must be considered as a whole and that selecting portions of its analysis and factors, without considering all analysis and factors or the full narrative description of the financial analysis, including the methodologies and assumptions underlying the analysis, could create a misleading or incomplete view of the process underlying its analysis and opinion. DSP Merrill Lynch based its analysis on assumptions that it deemed reasonable, including assumptions concerning general business and economic conditions and industry-specific factors. DSP Merrill Lynch's analyses are not necessarily indicative of actual values or actual future results that might be achieved, which values may be higher or lower than those indicated.

     Engagement Letter and Other Relationships

70. Pursuant to an engagement letter, ICICI Bank agreed to pay DSP Merrill Lynch a customary fee for its services as financial advisor in connection with the amalgamation upon delivery of the opinion. ICICI Bank also agreed to indemnify DSP Merrill Lynch and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling DSP Merrill Lynch or any of its affiliates, against certain liabilities and expenses, including liabilities under the US securities laws, arising out of DSP Merrill Lynch's engagement. In the past, DSP Merrill Lynch and its affiliates have provided financial advisory and financing services to ICICI and ICICI Bank unrelated to the amalgamation and have received fees for the rendering of these services.

     Opinion of Independent Accounting Firm

71. ICICI and ICICI Bank retained Deloitte Haskins & Sells to act as an independent accounting firm in connection with the proposed amalgamation of ICICI with ICICI Bank. On October 25, 2001, at the meetings of the ICICI Board and the ICICI Bank Board, Deloitte Haskins & Sells opined that, as of that date and based upon and subject to the matters set forth in its opinion and such other matters as Deloitte Haskins & Sells considered relevant, the Share Exchange Ratio was fair, from a financial point of view, to ICICI and ICICI Bank shareholders.

72. The full text of Deloitte Haskins & Sells' opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Deloitte Haskins & Sells is annexed as Annexure A(3) to this Information Statement. The valuation report of Deloitte Haskins & Sells shall be available for inspection in the manner described in paragraph 40 of the Notice and Explanatory Statement distributed with this Information Statement. The summary of Deloitte Haskins & Sells' opinion set forth in this Information Statement is qualified in its entirety by reference to the full text of such opinion. ICICI and ICICI Bank shareholders and ADR holders are urged to and should read such opinion and valuation report in their entirety.

     Approach to Fair Basis of Amalgamation

73. In determining the valuation of amalgamating companies, Deloitte Haskins & Sells placed importance not on the individual value of ICICI's and ICICI Bank's shares separately, but on the values of the shares of one company in terms of the value of the shares of the other.

74. The following is a brief summary of the material analyses performed by Deloitte Haskins & Sells in connection with the rendering of the valuation opinion dated as of October 25, 2001. The summary is not a complete description of the analyses performed by Deloitte Haskins & Sells. The preparation of a valuation report is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Deloitte Haskins & Sells did not attribute any particular weight to any analysis or factor that is considered by it. In addition, Deloitte Haskins & Sells may have given various analyses and factors more or less weight than other analyses and factors and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should therefore not be taken to be Deloitte Haskin & Sells' view of the actual value of ICICI or ICICI Bank. Accordingly, Deloitte Haskins & Sells believes that its analysis must be considered as a whole and that selecting portions of its analysis, without considering all analysis, would create an incomplete view of the process underlying the preparation of Deloitte Haskins & Sells' opinion.

     Net Asset Value

     Deloitte Haskins & Sells performed an asset-based valuation of ICICI and ICICI Bank based on the book value and the intrinsic value of the underlying assets and liabilities of each business. It made no adjustments to the value of the fixed assets of ICICI or ICICI Bank. The quoted investments of both companies have been considered at market values as of June 30, 2001 and other unquoted investments and loans and advances have been taken at their adjusted book values as of June 30, 2001. Based upon detailed discussions with ICICI and ICICI Bank management in relation to the existing nonperforming assets and the provisioning norms adopted by ICICI, Deloitte Haskins & Sells adopted the provisions estimated and provided for against the non-performing assets without making further adjustments thereto.

     Deloitte Haskins & Sells determined the intrinsic value of assets and liabilities by considering the market value of investments classified as such as against the book value and any appreciation or depreciation in such value compared to the book value, and in particular, the valuation of the ICICI Bank shares held by ICICI.

     The table below provides the values per share for both ICICI and ICICI Bank based on the net book value and the intrinsic value worth of assets of each company.

     --------------------------------------------------------------------------
     June 30, 2001                      ICICI                    ICICI Bank
                                        (Rs.)                         (Rs.)
     --------------------------------------------------------------------------
     Book Value ....................   115.08                        62.53
     Adjusted Book Value ...........   111.73                        67.47

     Deloitte Haskins & Sells performed the asset-based valuation because it believes the value of both companies is linked to the quality of their underlying assets and should have a role in determining the fair share exchange ratio. As financial sector companies, the income streams of ICICI and ICICI Bank are dependent on their ability to raise funds, the cost of raising funds, profitable deployment alternatives and the earnings on the same, which in turn is dependent on the value of their assets. This valuation approach, however, is more relevant in the case where a company is to be liquidated and the net asset values would therefore remain in the background and would have relevance only to the extent that they support the ability of the two entities to generate revenues. The share exchange ratio arrived at on the basis of net assets was 1 ICICI Bank share for 0.6 ICICI share.

     It must be kept in mind that the net asset value on book value basis, in the case of ICICI reflects a significant increase in the value of its investment in ICICI Bank as compared to book value of such investment. ICICI has been involved in the funding of large projects, which carry significant implementation risk. ICICI also has large exposures to projects in various commodity industries that are cyclical in nature, and are impacted by global economic trends. ICICI Bank has a relatively new portfolio comprising mainly working capital finance, and carries no implementation risk. As mentioned earlier, in a valuation exercise, major emphasis will have to be placed on the valuation based on future earnings potential and the value based on net assets would have a relatively lesser role to play.

     Dividend Discount Analysis

     Deloitte Haskins & Sells performed a dividend discount analysis under operating assumptions (growth in loans and advances, growth in borrowings to support the growth in assets, requirements of statutory reserves and dividend tax) that were based on estimates provided by the management of the respective companies. It also reflected detailed discussions with JM Morgan Stanley and DSP Merrill Lynch regarding the various factors and estimates affecting the projected profitability of ICICI and ICICI Bank.

     Deloitte Haskins & Sells valued separately certain assets that were not considered as part of cash flow generating assets, including investments in subsidiaries and other investments in the projections, and considered them in the dividend discount analysis. In arriving at the value of the equity shares of ICICI based on the dividend discount analysis, Deloitte Haskins & Sells valued ICICI's shareholding in ICICI Bank based on dividend discount analysis and appropriately incorporated it in the value of ICICI.

     The share exchange ratio arrived at on the basis of the dividend discount analysis was 1 ICICI Bank share for 2.17 ICICI shares.

     Historical Market Price Analysis

     Deloitte Haskins & Sells reviewed the market prices and volumes of ICICI and ICICI Bank shares traded on the BSE during a period of 12 months ended September 30, 2001. The following table indicates the volume-weighted price for ICICI and ICICI Bank on the BSE.

     --------------------------------------------------------------------------
     Period                                                ICICI   ICICI Bank
                                                           (Rs.)        (Rs.)
     --------------------------------------------------------------------------
     Current price quote (October 24, 2001) .............     58          98
     Last 12 months .....................................  80.29      143.39
     Last 6 months ......................................  69.05      130.63
     For 3 month period of June, July and August 2001....  65.23      126.29

     Deloitte Haskins & Sells selected the period June-August 2001 because it considered that period to be representative of the unaffected share price of the shares of the two companies.

     The share exchange ratio arrived at on the basis of market prices was 1 ICICI Bank share for 1.94 ICICI shares.

APPROVALS REQUIRED AND CONDITIONS TO COMPLETION OF THE AMALGAMATION

75.  The amalgamation is conditional upon and subject to:

     - the Scheme being agreed to by the requisite majorities of the members of the Companies as required under the Companies Act, 1956 and the requisite orders of the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad referred to in Clauses 23 and 24 of the Scheme being obtained (the detailed procedure for shareholders, ADR holders and interested parties to appear at the court hearing to sanction the Scheme is annexed as Annexure C);

     -    the approval of the Reserve Bank of India being obtained;

     - such other sanctions and approvals including from any governmental authority or contracting party, if any, as may be required by law or contract in respect of the Scheme being obtained; and

     - the certified copies of the court orders referred to in the Scheme being filed with the Registrar of Companies, Maharashtra, and the Registrar of Companies, Gujarat.

76. The securities to be issued pursuant to the amalgamation have not been approved or disapproved by the SEC or any US state securities commission, nor has the SEC or any US state securities commission passed upon the accuracy or adequacy of this Information Statement. Any representation to the contrary is a criminal offence in the United States.

77. ICICI Bank has received a "no-action letter" from the staff of the SEC stating that it will not recommend enforcement action against ICICI Bank if, pursuant to the Scheme, ICICI Bank shares are issued to ICICI shareholders without registration under the US Securities Act of 1933 in reliance on the exemption from registration contained in Section 3(a)(10) thereof. For more information see "US Resale Restrictions, Listing Requirements, Description of ICICI Bank Securities & Related Information - Restrictions on Sale of Shares by Affiliates of ICICI and ICICI Bank".

EXPECTED TIMING OF THE AMALGAMATION

78. If the Effective Date does not occur by June 30, 2002 (or by any later date as agreed between the Boards of Directors of the Transferor Companies and the Transferee Company), the Scheme shall become null and void. In such a case, no rights and liabilities shall be accrued or incurred by the Companies, their shareholders, creditors, employees or any other person. In the event of the Scheme becoming null and void, each of the Companies shall bear its own costs or the costs shall be borne in such manner as may be mutually agreed.

INTERESTS OF DIRECTORS AND EXECUTIVE OFFICERS IN THE AMALGAMATION

79. The Directors and executive officers of ICICI and their shareholding and stock options granted in ICICI and ICICI Bank on October 31, 2001 were as follows:

     -----------------------------------------------------------------------------------------------------------
                                                                          ICICI               ICICI Bank
                                                                ------------------------------------------------
     Name                          Age   Position                               Stock                    Stock
                                                                Shareholding   options   Shareholding   options
     -----------------------------------------------------------------------------------------------------------
     Mr. N. Vaghul                 65    Chairman                   50,586           -        2,250           -
     Mr. B. K. Jhawar              66    Director                        -           -            -           -
     Mr. R. Seshasayee             53    Director                        -           -            -           -
     Dr. Rakesh Khurana            53    Director                        -           -            -           -
     Dr. Ashok Ganguly             66    Director                        -           -            -           -
     Mr. D. Sengupta               59    Director                        -           -            -           -
     Mr. N. R. Narayana Murthy     55    Director                        -           -            -           -
     Prof. Marti G. Subrahmanyam   55    Director                    2,598           -            -           -
     Mr. Lakshmi N. Mittal         51    Director                        -           -            -           -
     Mr. S. K. Purkayastha         57    Director                        -           -            -           -
     Mr. G. N. Bajpai              59    Director                        -           -            -           -
     Mr. Anupam Puri               56    Director                        -           -            -           -
     Mr. K. V. Kamath              53    Managing Director and      35,000     360,000        1,000      75,000
                                         Chief Executive Officer
     Ms. Lalita D. Gupte           52    Joint Managing Director    10,085     330,000        1,000      52,500
                                         and Chief Operating
                                         Officer - International
                                         Business
     Ms. Kalpana Morparia          52    Executive Director         30,383     180,000        1,000      20,000
     Mr. Subrata Mukherji          48    Executive Director          3,009     180,000        1,000      18,000
     Mr. Sanjiv Kerkar             50    Senior General Manager      6,182     180,000        1,200      18,000
     Mr. P. H. Ravikumar(1)        50    Senior General Manager          -      12,000        1,000      54,700
     Ms. Ramni Nirula              49    Senior General Manager      4,133     120,000            -      12,000
     Mr. Devdatt Shah              46    Senior General Manager          -     120,000            -           -
     Ms. Shikha Sarma              42    Senior General Manager      1,833     180,000        1,000      18,000
     Mr. Balaji Swaminathan(1)     36    Senior General Manager          -      60,000            -           -
                                         and Chief Financial Officer
     Mr. Jyotin Mehta              43    General Manager and             -      20,000            -           -
                                         Company Secretary

(1)Joined ICICI in fiscal 2002.

80. The Directors and executive officers of ICICI Bank and their shareholding and stock options granted in ICICI Bank and ICICI on October 31, 2001 were as follows:

     -----------------------------------------------------------------------------------------------------------
                                                                      ICICI Bank                 ICICI
                                                                ------------------------------------------------
     Name                          Age   Position                               Stock                    Stock
                                                                Shareholding   options   Shareholding   options
     -----------------------------------------------------------------------------------------------------------
     Mr. K. V. Kamath              53    Director                    1,000      75,000       35,000     360,000
     Ms. Lalita D. Gupte           52    Director                    1,000      52,500       10,085     330,000
     Mr. B. V. Bhargava            65    Director                    4,600           -       16,564           -
     Mr. Uday M. Chitale           52    Director                        -           -            -           -
     Mr. Somesh R. Sathe           56    Director                        -           -            -           -
     Mr. R. Rajamani               65    Director                        -           -            -           -
     Dr. Satish C. Jha             67    Director                        -           -            -           -
     Mr. H. N. Sinor               56    Managing Director and       1,100     131,250            -      90,000
                                         Chief Executive Officer
     Ms. Chanda D. Kochhar(1)      39    Executive Director          1,000      15,000        4,965     120,000
     Dr. Nachiket Mor(1)           37    Executive Director              -      12,000            -     120,000
     Mr. M. N. Gopinath            52    Senior Executive Vice         200      56,250            -       8,000
                                         President
     Mr. Ashok Alladi              50    Senior Executive Vice           -      43,750            -       6,000
                                         President
     Mr. G. Venkatakrishnan        50    Senior Executive Vice           -      50,000          500       5,000
                                         President and Chief
                                         Financial Officer
     Mr. M. N. Shenoi              43    Senior Executive Vice       1,000      40,000            -       5,000
                                         President
     Mr. R. B. Nirantar            46    Senior Executive Vice         100      43,750            -       7,500
                                         President
     Mr. A. Hari Prasad            46    Senior Executive Vice           -      43,750            -       5,000
                                         President
     Mr. V. Nachiappan             47    Senior Executive Vice           -           -        4,746           -
                                         President
     Mr. Bhashyam Seshan           45    Company Secretary           1,200      17,500            -           -

(1) Joined ICICI Bank in fiscal 2002.

81. The Directors and executive officers of ICICI Capital and their shareholding and stock options granted in ICICI and ICICI Bank on October 31, 2001 were as follows:

     -----------------------------------------------------------------------------------------------------------
                                                                          ICICI               ICICI Bank
                                                                ------------------------------------------------
     Name                          Age   Position                               Stock                    Stock
                                                                Shareholding   options   Shareholding   options
     -----------------------------------------------------------------------------------------------------------
     Ms. Lalita D. Gupte           52    Chairperson                10,085     330,000        1,000      52,500
     Ms. Kalpana Morparia          52    Director                   30,383     180,000        1,000      20,000
     Mr. Subrata Mukherji          48    Director                    3,009     180,000        1,000      18,000
     Mr. V. Srinivasan             45    Director                    5,916     120,000        1,000      12,000
     Ms. Madhabi Puri Buch         35    Director                    2,283      90,000        1,200       7,500
     Mr. M. N. Gopinath            52    Director                        -           -          200      56,250
     Mr. Amitabh Chaturvedi        33    Executive Director              -      40,000            -       2,500
     Mr. R. K. Saxena              45    Company Secretary               -      10,000          500           -

82. The Directors and executive officers of ICICI PFS and their shareholding and stock options granted in ICICI and ICICI Bank on October 31, 2001 were as follows:

     -----------------------------------------------------------------------------------------------------------
                                                                          ICICI               ICICI Bank
                                                                ------------------------------------------------
     Name                          Age   Position                               Stock                    Stock
                                                                Shareholding   options   Shareholding   options
     -----------------------------------------------------------------------------------------------------------
     Mr. K. V. Kamath              53    Chairman                   35,000     360,000        1,000      75,000
     Ms. Lalita D. Gupte           52    Director                   10,085     330,000        1,000      52,500
     Ms. Kalpana Morparia          52    Director                   30,383     180,000        1,000      20,000
     Mr. Subrata Mukherji          48    Director                    3,009     180,000        1,000      18,000
     Mr. Sanjiv Kerkar             50    Director                    6,182     180,000        1,200      18,000
     Mr. Nagesh Pinge              43    Director                    2,026      90,000            -           -
     Ms. Madhabi Puri Buch         35    Director                    2,283      90,000        1,200       7,500
     Mr. V. Vaidyanathan           33    Managing Director               -      65,000            -           -
     Mr. Rajesh Chawathe           31    Company Secretary             150           -          800           -

BOARD OF DIRECTORS AND MANAGEMENT AFTER THE AMALGAMATION

83. Following the amalgamation of the Companies, the ICICI Bank Board will be reconstituted in accordance with the provisions of the Banking Regulation Act, 1949 and the Companies Act, 1956.

84. In the merged entity, the executive management is not expected to be more than one-half of the total strength of the Board.

85. It is proposed that the Board of Directors of the merged entity would be headed by Mr. N. Vaghul, the current Chairman of ICICI as the non-executive Chairman.

86. It is proposed that the merged entity would have seven whole-time directors with Mr. K. V. Kamath as the Managing Director and Chief Executive Officer, Mr. H. N. Sinor and Ms. Lalita D. Gupte as Joint Managing Directors and Ms. Kalpana Morparia, Mr. S. Mukherji, Ms. Chanda
     D. Kochhar and Dr. Nachiket Mor as Executive Directors.

                                 RISK FACTORS

The proposed merger is a complex transaction. All of the information in this Information Statement should be read and considered carefully. The information under "Risk Factors" in this Information Statement and in the reports ICICI and ICICI Bank have filed with the SEC and in India should also be carefully considered.

This Information Statement does not contain all the information that ADR holders or shareholders of ICICI and ICICI Bank may desire in approving the matters to be voted on. Each shareholder and ADR holder must conduct and rely on its own evaluation of the terms of the amalgamation, including the merits and risks involved with respect to the stock of ICICI Bank to be received in the amalgamation.

The Risk Factors have been divided into two sections. The Risk Factors set forth below are certain risk factors relating to the amalgamation. For the convenience of investors, an updated version of the risk factors contained in ICICI's and ICICI Bank's Annual Report on Form 20-F for the year ended March 31, 2001 have been updated and annexed as Annexure B to this Information Statement.

87. There can be no certainty that the amalgamation will be approved by the relevant regulatory agencies, the courts in India and the shareholders.

     The Scheme is subject to the approval of the shareholders of the Companies, the Reserve Bank of India, the High Court of Judicature at Bombay and the High Court of Gujarat at Ahmedabad, and such other approvals, including governmental approval, as may be required to be obtained by law or contract. There can be no certainty that the approvals will be obtained or of the time that may be required for the approvals to be obtained. Any delay in obtaining, or failure to obtain all or any of these approvals could delay the effectiveness of the Scheme or cause the Scheme not to come into effect. This could adversely affect the business, future financial performance, stockholders' equity and the price of the equity shares and ADRs of ICICI, ICICI Bank and the merged entity.

88. The businesses currently being conducted by ICICI would, following the amalgamation, become subject for the first time to a number of banking regulations under Indian law, which may impact the profitability of the merged entity in its initial years.

     Following the amalgamation, the businesses currently being conducted by ICICI would become subject for the first time to a number of banking regulations under Indian law, including directed lending, maintenance of statutory liquidity and reserve ratios and higher effective income tax rates. Compliance with these regulations may impact the profitability of the combined businesses in the merged entity in its initial years. The merged entity will have a different mix of assets and funding sources than ICICI and ICICI Bank as independent and separate entities. The impact of the statutory liquidity ratio, which requires that a significant portion of an Indian bank's liabilities be held in Indian government securities, would increase market risk exposure that of the merged entity. The income, profitability and market risk profile of the merged entity may therefore be adversely affected in the initial years by the impact of the aforesaid regulatory requirements. This may result in lower income in the initial years after the amalgamation. Under the directed lending regulations in India, banks are required to lend 40.0% of their net bank credit to certain sectors, including, among others, small-scale industries and the agriculture sector and lend 12.0% of their net bank credit in the form of export credit. The directed lending portfolio of the merged entity would increase significantly due to compliance with these norms on ICICI's outstanding loan portfolio. The merged entity may experience a significant increase in impaired loans in its directed lending portfolio since economic difficulties are likely to affect those borrowers more severely and the merged entity would be less able to control the quality of this portfolio. The merged entity may not be able to maintain the business, growth and financial performance of the two separate companies in the initial years and any failure to do so could adversely affect its stockholders' equity and the price of its equity shares and ADRs.

89. No assurance can be given that the merged entity will be able to successfully integrate the operations of the four companies.

     Following the amalgamation, the operations of each of the Companies, including their businesses, business systems and processes, systems and technology, and human resources will have to be integrated with the operations of ICICI Bank. There can be no certainty that the merged entity will be able to successfully integrate the operations of each of the Companies, or of the time that may be required for the integration to be completed. Any failure to successfully integrate the operations or delay in completing the integration could adversely affect the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

90. There is no certainty that ICICI Bank will be able to raise the resources required to comply with the regulations applicable to banks in respect of the businesses being conducted by ICICI.

     There can be no certainty that ICICI Bank will be able to raise the additional resources that will be required to comply with the regulations applicable to banks in respect of the businesses being conducted by ICICI, or of the time that may be required to raise these resources. In view of the large resource requirement, ICICI Bank may have to incur higher interest and operating costs to raise the additional resources. Any failure to raise the additional resources or delay in raising the resources may result in a delay in completion of the amalgamation. Further, most of ICICI Bank's funding requirements are met through shortterm funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of the merged entity's assets would have medium or long-term maturities, creating a potential for funding mismatches. In ICICI Bank's experience, a substantial portion of its customer deposits has been rolled over upon maturity and has been, over time, a stable source of funding. However, no assurance can be given that this experience will continue. If a substantial number of its depositors do not roll over deposited funds upon maturity, the liquidity position of the merged entity could be adversely affected. Any failure to raise the additional resources or delay in raising the resources or increase in interest and operating costs incurred in order to raise the additional resources or failure to obtain rollover of maturing customer deposits or replace them with fresh deposits could adversely affect the business, future financial performance, stockholders' equity and the price of equity shares and ADRs of the merged entity.

91. The business of the merged entity would be particularly vulnerable to volatility in interest rates caused by deregulation of the financial sector in India.

     Over the last few years, the Indian government has deregulated the financial sector, which has increased competition. Before 1991, ICICI's operations and profitability substantially reflected ICICI's lending at interest rates set by the Indian government and were funded to a large extent by relatively low-cost government guaranteed rupee funds. From August 1991, ICICI was permitted flexibility in setting interest rates on virtually all of the loans it extended. Since 1992, ICICI was also required to raise all of its new domestic funds at market rates. These developments have resulted in greater volatility of interest rates and margins for substantially all financial institutions in India, including ICICI. Based on ICICI and ICICI Bank's lending book's asset-liability position at year-end fiscal 2001, the net interest income would decline with an increase in interest rates. Further in the trading book, the value of the fixed income trading portfolio would decline with an increase in interest rates. Following the amalgamation of ICICI with ICICI Bank, the businesses currently being conducted by ICICI would become subject to the maintenance of a statutory liquidity ratio, which requires that an amount equal to a specified percentage of a bank's liabilities be invested in government securities. This would increase the interest rate risk exposure of the merged entity. The volatility in interest rates could adversely affect the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

92. The opinions of the financial advisors of ICICI and ICICI Bank will not reflect changes in circumstances prior to the amalgamation.

     Neither ICICI nor ICICI Bank intends to obtain an updated opinion from their respective financial advisors. Changes in the operations and prospects of ICICI or ICICI Bank, general market and economic conditions and other factors that are beyond the control of either company, and on which the opinion of the respective financial advisors are based, may alter the value of ICICI or ICICI Bank or their equity share prices and ADR prices by the time the amalgamation is completed. The opinions of ICICI's and ICICI Bank's financial advisors do not address the fairness of the share exchange ratio at the time of the shareholder meetings, at the time the amalgamation is completed or at any time other than October 25, 2001, the date on which the ICICI Board and the ICICI Bank Board approved the Scheme.

93. The existence of the shares held in trust may adversely affect the market price of the equity shares and ADRs of the merged entity.

     On September 30, 2001, ICICI held 46.0% of the equity share capital of ICICI Bank. Pursuant to the Scheme, ICICI may, on the Appointed Date, transfer all the ICICI Bank shares held by it on the Appointed Date in favour of the Trust to hold such ICICI Bank shares in trust exclusively for the benefit of ICICI and its successors. It is currently expected that the shares would be divested by the end of fiscal 2003 depending on market conditions at that time. The Trustees will have the discretion to extend this period in such manner as may be proper in accordance with provisions of the trust deed constituting the Trust. Based on ICICI's shareholding in ICICI Bank on September 30, 2001 (unless the shareholding is reduced on or before the Appointed Date) and the Share Exchange Ratio, the holding of the Trust in ICICI Bank after the amalgamation would be equivalent to 16.5% of the equity share capital of the merged entity. The non-cancellation and divestment of the shares of ICICI Bank by the Trust will dilute the holding of shareholders or the holders of ADRs of ICICI Bank in the merged entity and could adversely affect the price of the equity shares and ADRs of the merged entity.

94. There may be restrictions on resales in the United States or to US persons of ICICI Bank Shares or ADRs by Affiliates of ICICI and/or ICICI Bank.

     The ICICI Bank equity shares and ADRs to be issued pursuant to the amalgamation to persons deemed to be affiliates of ICICI or ICICI Bank, as the case may be, under the US Securities Act of 1933 on the Record Date, may be resold in the United States only in transactions permitted under the US Securities Act of 1933. Persons who may be deemed to be affiliates of ICICI or ICICI Bank include individuals who, or entities that, directly or indirectly control, or are controlled by, or are under common control with ICICI or ICICI Bank and would include certain officers and directors of ICICI and ICICI Bank, and would likely include principal shareholders as well. For more detailed information about the resale restrictions see the section entitled "US Resale Restrictions, Listing Requirements, Description of ICICI Bank Securities & Related Information - Restrictions on Sale of Shares by Affiliates of ICICI and ICICI Bank".

     The Trust will be deemed to be an affiliate of ICICI Bank and as a result, the shares held by the Trust will also be subject to US restrictions on resale. For more detailed information about the resale restrictions see the section entitled "US Resale Restrictions, Listing Requirements, Description of ICICI Bank Securities & Related Information-Restrictions on Sale of Shares by Affiliates of ICICI and ICICI Bank".

               INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

95. This Information Statement contains forward-looking statements based on the current beliefs and expectations of ICICI's and ICICI Bank's management and subject to significant risks and uncertainties. Forward-looking statements may include statements regarding the amalgamation, the period following completion of the amalgamation and the future results of operations or financial performance of the Companies following the amalgamation, as set forth under "Amalgamation - Background of the Amalgamation", "Amalgamation - Rationale for the Amalgamation" and "Financial Information - US GAAP - Unaudited Pro Forma Condensed Consolidated Financial Data". Forward-looking statements may also include statements preceded by, or followed by or that include words such as "expects", "believes", "anticipates", "intends", "plans", "estimates" "would be", "would enhance", "would facilitate", "will", "will likely", "is likely", "are likely", "can", "may", "could" or similar expressions.

     Actual results may differ from those set forth in the forward-looking statements. The forward-looking statements involve risks, assumptions and uncertainties. Many of the factors that will determine these results and values are beyond ICICI's and ICICI Bank's ability to control or predict. Shareholders are cautioned not to put undue reliance on any forward-looking statement. In addition, ICICI and ICICI Bank do not have any intention or obligation to update forward-looking statements after they distribute this Information Statement, even if new information, future events or other circumstances have made them incorrect or misleading. For those statements, ICICI and ICICI Bank claim the protection of the safe harbor for the forward-looking statements contained in the US Private Securities Litigation Reform Act of 1995.

     Shareholders of ICICI and ICICI Bank should understand that the important factors that may have an adverse effect on the results of ICICI's and ICICI Bank's operations, financial condition, liquidity and the price of the equity shares and ADRs of ICICI, ICICI Bank and the merged entity include but are not limited to: the ability to obtain the Reserve Bank of India, governmental and other approvals for the amalgamation on the proposed terms and schedule; the failure of ICICI and ICICI Bank shareholders to approve the amalgamation or the failure of the High Court of Judicature at Bombay or the High Court of Gujarat at Ahmedabad to approve the Scheme; the impact of the regulations applicable to banks under Indian law to which the business being conducted by ICICI would for the first time become subject following the amalgamation; the risk that the businesses will not be integrated as swiftly as planned; the risk that the revenue synergies and cost savings from the amalgamation may not be fully realized or may take longer to realize than expected; disruption of the amalgamation making it more difficult to maintain relationships with clients, employees or suppliers; the effect of economic conditions and interest rates on a national, regional or international basis and market volatility in the securities markets or foreign exchange rates or indices; the risk of new and changing regulation in India and internationally; competitive pressures in the financial services industries; and unfavourable political or other developments in Indian or international markets. Additional factors that could cause ICICI's and ICICI Bank's results to differ materially from those described in the forward-looking statements can be found in the section "Risk Factors" earlier in this Information Statement and in Annexure B.

     All forward-looking statements attributable to either ICICI or ICICI Bank or any person acting on ICICI's or ICICI Bank's behalf are qualified in their entirety by the cautionary statements contained or referred to in this section.

                                   TAXATION

ICICI strongly urges each shareholder and ADR holder to consult its own tax advisor to determine the particular tax consequences to it of the amalgamation and the ownership of ICICI Bank equity shares or ADRs after the amalgamation. Unless the context otherwise indicates, references in this section to ICICI or ICICI Bank equity shares or stock also includes the ICICI or ICICI Bank ADRs, respectively and references to ICICI or ICICI Bank shareholders includes ICICI or ICICI Bank ADR holders, respectively.

INDIAN TAX CONSEQUENCES

96. Upon the effectiveness of the Scheme no capital gains will arise to ICICI equity shareholders on account of or consequent to the issue of ICICI Bank equity shares in lieu of ICICI equity shares (see section 47 (vii) of the Income Tax Act, 1961).

97. On transfer of ICICI Bank equity shares issued to ICICI equity shareholders under or pursuant to the Scheme, capital gains, whether short-term or long-term, will arise in India and such capital gains will be subject to Indian capital gains tax (see section 115AC of the Income Tax Act, 1961). The holding period of such ICICI Bank equity shares shall include the period for which the respective investors had held the ICICI equity shares (see section 2 (42A) of the Income Tax Act, 1961). All transactions of trading of ADRs outside India, amongst non-resident investors will be free from any liability to capital gains tax in India under section 47 (vii)(a) of the Income Tax Act, 1961.

US FEDERAL INCOME TAX CONSIDERATIONS

98. In the opinion of Davis Polk & Wardwell, US legal counsel for ICICI and ICICI Bank, the following discussion sets forth the material United States federal income tax consequences of the amalgamation to US holders, as defined below, of ICICI or ICICI Bank equity shares, and of the ownership of ICICI Bank equity shares after the amalgamation.

99. For purposes of this discussion, a US holder is a beneficial owner of ICICI or ICICI Bank equity shares, as applicable, that holds such shares as a capital asset and that is, for United States federal income tax purposes:

     -    a citizen or resident of the United States,

     - a corporation, or other entity taxable as a corporation, organized in or under the laws of the United States or of any political subdivision thereof, or

     - an estate or trust the income of which is subject to United States federal income taxation regardless of its source.

100. This discussion does not address all aspects of federal income taxation that may be relevant to a US holder in light of its particular circumstances or to a US holder that is a member of a special class of holders subject to special rules, such as:

     -    dealers or traders securities or currencies,

     -    financial institutions,

     -    insurance companies,

     -    tax-exempt entities,

     - holders that hold the equity shares of ICICI or ICICI Bank as part of a straddle or conversion transaction or other arrangement involving more than one position,

     - holders that own, or are deemed for federal income tax purposes to own, ten per cent or more of the voting stock of ICICI or ICICI Bank, as the case may be,

     -    persons subject to United States federal alternative minimum tax,

     - partnerships or other entities classified as partnerships for federal income tax purposes,

     - holders that have a principal place of business or "tax home" outside of the United states, or

     -    holders whose "functional currency" is not the US dollar.

101. This discussion is not a complete analysis or description of all potential federal income tax consequences of the amalgamation, or of the ownership of ICICI Bank equity shares, that may be applicable to a particular US holder, nor does it address any non-income tax or any foreign, state or local tax consequences.

102. This discussion is based upon the United States Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed Treasury Regulations, administrative announcements and judicial decisions in effect as of the date of this Information Statement, changes to any of which may affect the tax consequences described herein, possibly with retroactive effect. This discussion is also based in part on representations by the Depositary for ICICI Bank ADRs, and assumes that the obligations provided for in or otherwise contemplated by the Deposit Agreement relating to such ADRs and any related agreements will be performed in accordance with their respective terms.

103. The characterization of the amalgamation as a reorganization as set forth under "Taxation - US Federal Income Tax Considerations - Federal Income Tax Consequences of the Amalgamation" is also based on representations and covenants made by ICICI and ICICI Bank contained in certificates of officers of those companies, and assumes, among other things, (1) the absence of relevant changes in facts or in law between the date of this Information Statement and the Effective Date, and (2) the completion of the amalgamation under the current terms of the Scheme. If any of the representations, covenants or assumptions were inaccurate, the federal income tax consequences of participation in the amalgamation may differ from those described herein.

Federal Income Tax Consequences of the Amalgamation

104. For federal income tax purposes, the amalgamation will be treated as a reorganization within the meaning of Section 368(a) of the Code. Ordinarily, a US holder does not recognize gain or loss upon the effectiveness of a reorganization. However, notwithstanding the qualification of the amalgamation as a reorganization, a US holder that has unrealized appreciation on its ICICI equity shares may be subject to federal income taxation if proposed Treasury Regulations Section 1.1291-6 (the "Proposed Regulations") were to apply to the amalgamation. See "Taxation - US Federal Income Tax Considerations - Federal Income Tax Consequences of the Amalgamation - PFIC Considerations" and "Taxation - US Federal Income Tax Considerations - Federal Income Tax Consequences of the Amalgamation - Tax Consequences to ICICI Shareholders If the Proposed Regulations Apply" below.

PFIC Considerations

105. Special adverse federal income tax rules apply if a US holder holds stock of a company that is treated as a Passive Foreign Investment Company ("PFIC") for any taxable year during which the US holder held stock. ICICI believes that it is likely to have been and to be a PFIC for all relevant taxable years prior to the amalgamation. The rules relating to PFICs may affect the federal income tax consequences of the amalgamation to any US holder whose tax basis (very generally, cost) for its ICICI equity shares is less than their fair market value. The discussion under "Taxation - US Federal Income Tax Considerations - Federal Income Tax Consequences of the Amalgamation - PFIC Considerations" and "Taxation - US Federal Income Tax Considerations - Federal Income Tax Consequences of the Amalgamation - Tax Consequences to ICICI Shareholders If the Proposed Regulations Apply" below assumes that a US holder of ICICI equity shares has not made a mark to market election under Section 1296 of the Code with respect to its ICICI equity shares during any prior taxable year.

106. If ICICI was a PFIC for a taxable year during which a US holder held stock, the US holder would generally be subject to special rules with respect to, among other things, any gain realized on the sale, exchange or other disposition of the ICICI stock. Under these special rules:

     - any such gain would be allocated ratably over the US holder's holding period for the ICICI stock,

     - the amount allocated to the year of such sale, exchange or other disposition or to any taxable year prior to the first taxable year (beginning after December 31, 1986) in which ICICI was a PFIC would be taxed as ordinary income, and

     - the amount allocated to each of the other taxable years would be subject to tax at the highest rate of tax in effect with respect to the applicable class of taxpayer for the applicable taxable year and an interest charge generally applicable to underpayments of tax would be imposed with respect to the resulting tax attributable to each such taxable year (which interest charge would accrue from the due date of the return for each such taxable year).

107. Under the Proposed Regulations, which are proposed to be effective from April 11, 1992, the surrender of PFIC stock in a reorganization (such as the amalgamation) would be treated as a taxable disposition of PFIC stock unless specific exceptions were met. If the Proposed Regulations are effective with respect to the amalgamation, any gain upon the exchange of ICICI equity shares for ICICI Bank equity shares would likely be taxable unless ICICI Bank is a PFIC for the taxable year in which the amalgamation is consummated. ICICI Bank does not expect to be a PFIC for such taxable year. See "Taxation - US Federal Income Tax Considerations - Federal Income Tax Consequences of Owning ICICI Bank Stock - PFIC Considerations With Respect to ICICI Bank" below.

108. If the Proposed Regulations are adopted (including at a time subsequent to the Effective Date) in their current form and with their currently stated effective date, the Proposed Regulations would be in effect on the Effective Date. See "Taxation - US Federal Income Tax Considerations - Federal Income Tax Consequences of the Amalgamation - Tax Consequences to ICICI Shareholders If the Proposed Regulations Apply" below.

109. There is no assurance as to whether, or when, the Proposed Regulations may be finalized; nor is there assurance as to the contents or the effective date of any final Treasury Regulations. Accordingly, US holders of ICICI equity shares, particularly those with gain on their shares, are strongly urged to consult their own tax advisors regarding the impact of the PFIC rules, including the Proposed Regulations, on the tax consequences of the amalgamation in their particular circumstances.

Tax Consequences to ICICI Shareholders If the Proposed Regulations Apply

110. If the Proposed Regulations apply in their current form and the US holder had not made a mark to market election in a prior taxable year with respect to its ICICI equity shares, such holder will likely be required to recognize gain, upon the exchange in the amalgamation, subject to tax in the manner described under "Taxation - US Federal Income Tax
     Considerations

     - Federal Income Tax Consequences of the Amalgamation - PFIC Considerations" above in an amount equal to the excess of the sum of (1) the fair market value of the ICICI Bank equity shares received and (2) the amount of cash received in respect of any fractional share, over the tax basis of the US holder in its ICICI equity shares. Such holder will have a tax basis in the ICICI Bank equity shares received in the amalgamation equal to the fair market value of such shares on the Effective Date, and its holding period will begin on the day following the Effective Date.

     Tax Consequences to ICICI Shareholders If the Proposed Regulations Do Not Apply

111. If the Proposed Regulations do not apply to a US holder of ICICI equity shares (including by reason of the US holder's having (1) an unrealized loss on its ICICI equity shares or (2) timely made a mark to market election with respect to its ICICI equity shares), such holder will:

     - not recognize any gain or loss upon its exchange in the amalgamation of such shares for ICICI Bank equity shares, except to the extent, if any, of the difference between the amount of cash received in respect of any fractional ICICI Bank equity share and the portion of the tax basis of the ICICI equity shares allocable to that fractional share.

     - have a tax basis in the ICICI Bank equity shares received in the amalgamation equal to (1) the tax basis of the ICICI equity shares surrendered, less (2) any tax basis of the ICICI equity shares that is allocable to any fractional ICICI Bank equity share in respect of which cash is received, and

     - have a holding period for ICICI Bank equity shares which includes the holding period for the ICICI equity shares surrendered in the amalgamation. Tax Consequences to ICICI Bank Shareholders

112. For federal income tax purposes, holders of ICICI Bank equity shares will not recognize gain or loss as a result of the amalgamation.

Federal Income Tax Consequences of Owning ICICI Bank Stock

     Taxation of Dividends

113. Dividends received by a US holder on its ICICI Bank equity shares, other than certain pro rata distributions of ICICI Bank equity shares or rights to acquire ICICI Bank equity shares, will generally constitute foreign source dividend income for federal income tax purposes. The amount of the dividend the US holder will be required to include in income will equal the US dollar value of the rupees, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary in the case of ICICI Bank ADRs, or by the shareholder in the case of ICICI Bank equity shares, regardless of whether the payment is converted into US dollars. If a US holder realizes gain or loss on a sale or other disposition of rupees, it will be US source ordinary income or loss. A US holder will not be entitled to claim a dividends- received deduction for dividends paid by ICICI Bank.

     Taxation of Capital Gains

114. A US holder will recognize capital gain or loss for federal income tax purposes on the sale, exchange or other disposition of ICICI Bank equity shares in the same manner as it would on the sale or exchange of any other shares held as capital assets. The gain or loss will generally be US source income or loss. A US holder should consult its own tax advisor on the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

     PFIC Considerations With Respect to ICICI Bank

115. Based upon certain proposed Treasury Regulations which are proposed to be effective for taxable years beginning after December 31, 1994 and upon certain management estimates, ICICI Bank does not expect to be a PFIC following the amalgamation. ICICI Bank has based the expectation that it is currently not a PFIC on, among other things, provisions in the proposed Treasury Regulations that provide that certain restricted reserves (including cash and securities) of banks are assets used in connection with banking activities and are not passive assets, as well as the composition of ICICI Bank's income and ICICI Bank's assets from time to time. Since there can be no assurance that such proposed Treasury Regulations will be finalized in their current form, and the composition of income and assets of ICICI Bank will vary over time, there can be no assurance that ICICI Bank will not be considered a PFIC for any taxable year. If ICICI Bank is a PFIC for any taxable year during which a US holder holds ICICI Bank equity shares, the US holder would be treated in a manner comparable to that described under "Taxation - US Federal Income Tax Considerations - Federal Income Tax Consequences of the Amalgamation - PFIC Considerations" above.

116. US holders are strongly urged to consult their own tax advisors regarding the possibility that the merged entity will be a PFIC and the rules that would apply to them if the merged entity were a PFIC.

    US RESALE RESTRICTIONS, LISTING REQUIREMENTS, DESCRIPTION OF ICICI BANK
                       SECURITIES & RELATED INFORMATION

RESTRICTIONS ON SALE OF SHARES BY AFFILIATES OF ICICI AND ICICI BANK

117. ICICI Bank shares and ADRs to be issued to ICICI shareholders and ADR holders pursuant to the Scheme will not have been registered under the US Securities Act of 1933 in reliance upon the exemption from the registration requirements of the US Securities Act of 1933 provided by
     Section 3(a)(10) of that Act. ICICI Bank has received a "no-action letter" from the staff of the SEC stating that it will not recommend that the SEC take enforcement action if ICICI Bank shares are issued to ICICI shareholders pursuant to the Scheme without compliance with the registration requirements of the US Securities Act of 1933 in reliance on the exemption from registration contained in Section 3(a)(10) thereof. As a result, in the hands of most holders, the ICICI Bank shares and ADRs

     - will not be treated as "restricted securities" within the meaning of Rule 144(a)(3) under the US Securities Act of 1933; and

     - may be resold by former holders of ICICI shares (except affiliates as described below) without regard to Rules 144 or 145(c) and (d) under the US Securities Act of 1933.

118. Persons who receive the ICICI Bank shares or ADRs pursuant to the Scheme and who

     - were affiliates of ICICI before implementation of the Scheme but are not affiliates of ICICI Bank after completion of the Scheme, or

     -    will be affiliates of ICICI Bank after completion of the Scheme will be permitted to resell their ICICI Bank shares or ADRs in the United States in the manner permitted by Rule 144(d) under the US Securities Act of 1933, in each case without regard to the holding period requirement (one year) of Rule 144(d) under the US Securities Act Rules. Persons who may be deemed to be affiliates of ICICI or ICICI Bank include individuals who, or entities that, directly or indirectly control, or are controlled by, or are under common control with ICICI or ICICI Bank and would include certain officers and directors of ICICI and ICICI Bank and would likely include principal shareholders as well. The persons referred to above in addition to reselling their ICICI Bank shares or ADRs in the United States in the manner permitted by Rule 145(d) under the US Securities Act of 1933 may also sell such securities pursuant to any other available exemption under the US Securities Act of 1933. ICICI shareholders or ADR holders who believe they may be affiliates for the purposes of the US Securities Act of 1933, should consult their own legal advisers in the event they plan to sell such shares or ADRs to a United States person or in the United States.

     Under the Scheme, ICICI's equity holding in ICICI Bank would be held by the Trust exclusively for the benefit of ICICI and its successors. Sales by the Trust into the United States will require registration or an exemption from registration under the US Securities Act of 1933.

LISTING AND REGISTRATION AFTER THE AMALGAMATION

119. Upon the effectiveness of the Scheme, the holders of ICICI shares and ADRs on the Record Date (as defined in the Scheme) will be issued and allotted ICICI Bank shares and ADRs in accordance with and subject to the Share Exchange Ratio. In terms of the listing agreement entered into by ICICI Bank with various stock exchanges, namely, the stock exchanges at Kolkata, Delhi, Chennai, Vadodara and on the BSE and the NSE for ICICI Bank shares and the NYSE for the ICICI Bank ADRs, ICICI Bank will make a listing application to such stock exchanges and notify them of the Record Date in the prescribed format. Upon such notification, trading in the shares of ICICI will be suspended on such stock exchanges from two to three weeks before the Record Date. Trading of ICICI ADRs on the NYSE will also be suspended, however, a "when issued" market will be created for the trading of ICICI Bank ADRs to be issued under the Scheme.

DESCRIPTION OF ICICI BANK SHARES

120. Information concerning ICICI Bank's equity shares is contained under "Description of Equity Shares" in ICICI Bank's Form F-1/A filed with the SEC on March 27, 2000.

DESCRIPTION OF ICICI BANK ADRs

121. Information concerning ICICI Bank's ADRs is contained under "Description of the American Depositary Shares" in ICICI Bank's Form F-1/A filed with the SEC on March 27, 2000.

RESTRICTIONS ON FOREIGN OWNERSHIP OF INDIAN SECURITIES

122. Information concerning the restrictions on foreign ownership of Indian Securities is contained under "Restriction on Foreign Ownership of Indian Securities" in ICICI Bank's Annual Report on Form 20-F filed with the SEC on September 28, 2001.

PROCEDURES FOR WITHDRAWING FROM THE ADR PROGRAM

123. Information concerning the surrender of ADRs and the withdrawal of the underlying equity shares from the depositary facility is contained in the relevant Deposit Agreement. The information stated below is general in nature and comprises only the main provisions thereof. For more complete information, you are advised to review the provisions of the relevant Deposit Agreement, a copy of which is available for inspection at the offices of the Depositary located at Bankers Trust Company, C/o Bankers Trust ADR Window, 120 Broadway, 13th Floor, New York, NY 10271 or call +1
     (201) 593 6700.

124. Pursuant to the Deposit Agreement:

     - An ADR holder wishing to surrender ADRs for cancellation, must do so at the Depositary's corporate trust office in New York City. The ADR Certificate should be brought to the Depositary located at Bankers Trust Company, C/o. Bankers Trust ADR Window, 120 Broadway, 13th Floor, New York, NY 10271. If American Depositary Shares ("ADSs") are held through a broker-dealer, bank or other participant in The Depositary Trust Company, please contact such entity regarding delivery of the ADSs to the Depositary for cancellation. ADR holders should call +1(201) 593 6700 with any questions on how to surrender ADRs and to withdraw from the ADR program.

     - The Depositary may require the ADR holder to properly endorse the surrendered ADR in blank, to properly execute an instrument of transfer in blank, or to provide a written order directing the Depositary to withdraw and deliver the equity shares in dematerialised form to a book-entry account in India in accordance with that order; physical delivery of equity shares is not available;

     - The entitlement of the ADR holder to delivery (to the ADR holder or upon the ADR holder's order) of the underlying equity shares is conditional upon the payment of the fees and expenses of the Depositary and of all expenses, taxes and other governmental charges payable in connection with the surrender and withdrawal;

     - Delivery of the equity shares will be made to an account directed by the ADR holder within the book entry system of India (to the extent the ADR holder does not have such an account, the ADR holder will need to establish an account with a participant of the National Securities Depository Limited or Central Depository Services (India) Limited to hold or sell the equity shares in electronic dematerialized form, and the ADR holder may incur customary fees and expenses in doing so); and

     - ADRs representing less than 1 share cannot be surrendered. In the event that the surrendered ADRs evidence fractional equity share entitlements, the Depositary shall withdraw and deliver a whole number of equity shares and shall issue and deliver a new ADR evidencing the remaining fractional equity share.

125. If a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADR program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions, including the 10-49.0% portfolio investment limitations, and the 5-24.0% non-resident Indian limitation. The application of these limitations, however, is not clear. Secondary purchases of securities of Indian companies in India by foreign direct investors or investments by non-resident Indians, persons of Indian origin, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above requires Indian government approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors, non-resident Indians and overseas corporate bodies would be required.

126. If an ADR holder withdraws equity shares from the ADR program and has direct or indirect holdings in the merged entity exceeding 15.0% of the merged entity's total equity, the ADR holder will be required to make a public offer to the remaining shareholders (under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations, 1997).

127. After delivery of the equity shares is made, ADR holders wishing to transfer the equity shares withdrawn from the depositary facility, must receive the prior approval of the Reserve Bank of India, unless the transfer is made on a stock exchange or in connection with an offer under the Indian regulations regarding takeovers.

     For more information see Annexure B - "Risk Factors" - "ADR holders ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific government approval is required."

128. The Depositary will not assist any person or persons in establishing the necessary account or accounts in India for the equity shares or with any compliance with applicable laws, rules and/or regulations. An ADR holder should seek the advice of US and Indian financial, legal and/or tax advisors before taking any action.

EXCHANGE OF ICICI SHARES

129. The share certificates in relation to the ICICI shares held by the ICICI shareholders (and the ADRs that have been issued representing the underlying ICICI shares) shall be deemed to have been automatically cancelled and be of no effect on and from the Record Date, without any further act, instrument or deed. Each of ICICI shareholders, shall have the option, exercisable by notice in writing by the ICICI shareholders to ICICI Bank (at the address specified in paragraph 21 of this Information Statement) on or before such date as may be determined by the ICICI Bank Board or a committee of the ICICI Bank Board, to receive either in certificate form or in dematerialised form, the ICICI Bank shares in accordance with and subject to the Share Exchange Ratio. In the event that the notice is not received by ICICI Bank in respect of any of the ICICI shareholders, the ICICI Bank shares shall be issued to such ICICI shareholders in certificate form. Those ICICI shareholders exercising the option to receive the ICICI Bank shares in dematerialised form shall be required to have an account with a depositary participant and shall provide details of the depositary and such other confirmations as may be required. Thereafter, ICICI Bank shall issue and directly credit the demat/dematerialized securities account of such ICICI shareholder with the ICICI Bank shares.

EXCHANGE OF ICICI ADRs

130. After the effectiveness of the Scheme, the Depositary will mail a notice to registered holders of ICICI ADRs regarding the mechanics of exchange of ICICI ADRs for ICICI Bank ADRs. Holders of registered ICICI ADRs will need to follow the instructions set out in such notice to exchange their ICICI ADRs for ICICI Bank ADRs. Upon effectiveness of the Scheme, with no action on the part of holders of book-entry ICICI ADRs, an appropriate notation will be made at the relevant bookentry facility with respect to the book-entry ICICI ADRs to credit such holders' accounts with the appropriate number of ICICI Bank ADRs.

                        FINANCIAL INFORMATION - US GAAP

SELECTED HISTORICAL FINANCIAL DATA FOR ICICI

131. The selected financial and other data for and at year-end fiscal 1997, 1998, 1999, 2000 and 2001 has been derived from the consolidated financial statements, prepared in accordance with US GAAP. ICICI's consolidated financial statements have been audited by KPMG, India, independent auditors. Capital adequacy ratios have been calculated both from the unconsolidated financial statements prepared in accordance with Indian GAAP and the consolidated financial statements prepared in accordance with US GAAP.

132. ICICI's consolidated subsidiaries at and for the year-ended fiscal 2001 did not include ICICI Bank. Effective March 10, 2001, ICICI Bank acquired Bank of Madura Limited, an old private sector bank in India, in an all stock merger and, as a result, the ownership interest of ICICI was reduced from 62.2% to 55.6%. In addition, during March 2001, ICICI reduced its interest in ICICI Bank to 46.4% through sales of equity shares in the Indian secondary markets to institutional investors. As a result of the foregoing, ICICI Bank ceased to be one of the subsidiaries of ICICI as of March 22, 2001 and was accounted for under the equity method of accounting from April 1, 2000, the beginning of the fiscal year in which ICICI's majority ownership interest in ICICI Bank was deemed to be temporary. ICICI Bank continues to be reported on a consolidated basis for the years ended March 31, 1997, 1998, 1999 and 2000. As a result, financial statements of fiscal 2001 and fiscal 2000 are not strictly comparable. Historical results do not necessarily predict the results in the future.

                                                                                Year ended March 31,
                                                       --------------------------------------------------------------------
                                                           1997        1998       1999        2000        2001      2001(1)
                                                       --------------------------------------------------------------------
                                                                     (in millions, except per common share data)
     Selected income statement data:
     Interest revenue ................................ Rs. 41,564  Rs. 54,387  Rs. 70,293  Rs. 79,296  Rs. 81,080 US$ 1,731
     Interest expense ................................    (33,238)    (42,431)    (58,043)    (67,492)    (67,961)   (1,451)
     Net interest revenue ............................      8,326      11,956      12,250      11,804      13,119       280
     Dividends .......................................        800         553         676       1,502         406         9
     Net interest revenue,
       including dividends ...........................      9,126      12,509      12,926      13,306      13,525       289
     Provisions for loan losses ......................     (4,266)     (4,768)     (6,067)     (6,363)     (9,892)     (211)
     Net interest revenue, including
       dividends, after provisions for loan losses ...      4,860       7,741       6,859       6,943       3,633        78
     Non-interest revenue, net .......................      2,515       5,325       5,560       9,815       8,034       171
     Net revenue .....................................      7,375      13,066      12,419      16,758      11,667       249
     Non-interest expense ............................     (2,019)     (2,686)     (3,795)     (5,302)     (5,808)     (124)
     Equity in earnings of affiliate .................         --          (9)        (34)         20         856        18
     Minority interest ...............................        135        (135)       (170)       (361)         34         1
     Income before taxes .............................      5,491      10,236       8,420      11,115       6,749       144
     Income tax expense ..............................       (994)     (1,446)     (1,194)     (2,033)       (119)       (2)
     Net income (before extraordinary items
       and cumulative effect of change in
       accounting principle, net of tax) .............      4,497       8,790       7,226       9,082       6,630       142
     Extraordinary items, net of tax(2)...............         --          --         292          --          --        --
     Cumulative effect of change in
       accounting principle, net of tax (3)...........         --          --         249          --          --
     Net income/net income from
       continuing operations .........................      4,497       8,790       7,518       9,331       6,630       142
     Operating revenue (4)............................     44,626      59,770      76,276      90,360      89,267     1,905
     Net operating income (5).........................  Rs. 4,109   Rs. 8,430   Rs. 7,330   Rs. 9,377   Rs. 6,602 US$   141

                                                                                Year ended March 31,
                                                       --------------------------------------------------------------------
                                                           1997        1998       1999        2000        2001      2001(1)
                                                       --------------------------------------------------------------------
                                                                     (in millions, except per common share data)
     Per common share:
     Net income/net income from
       continuing operations--basic(6)................ Rs.  10.34   Rs. 18.39   Rs. 15.66   Rs. 14.45  Rs.   8.44 US$  0.18
     Net income/net income from
       continuing operations--diluted(7)..............       8.85       15.74       13.52       13.77        8.41      0.18
     Net operating income--basic .....................       9.45       17.64       15.27       14.52        8.41      0.18
     Net operating income--diluted ...................       8.12       15.11       13.18       13.85        8.38      0.18
     Dividends(8).....................................       4.50        5.50        5.50        5.50        5.50      0.12
     Book value ......................................      56.28       68.78       76.06       90.29       96.67      2.06
     Common shares outstanding at
       end of period (in millions of common shares) ..        476         478         480         785         785
     Weighted average common shares outstanding--
       basic (in millions of  common shares) .........        435         478         480         646         785
     Weighted average common shares outstanding--
       diluted (in millions of common shares).........        532         575         577         687         785

(1) Rupee amounts for fiscal 2001 have been translated into US dollars using the noon buying rate in effect on March 30, 2001 of Rs. 46.85 = US$ 1.00.

(2) Represents gains from extinguishment of debt, net of tax. In fiscal 1999, ICICI realized a post-tax gain of Rs. 292 million (US$ 6 million) through repurchase of certain of its outstanding foreign currency bonds which resulted in extinguishment of debt.

(3) Effective April 1, 1999, ICICI changed the method of providing depreciation on property and equipment from the written down value method to the straight line method. The cumulative effect of the change aggregating Rs. 405 million (US$ 9 million), net of the related income tax effect of Rs. 156 million (US$ 3 million) has been included in the statement of income for fiscal 2000.

(4) Represents interest revenue, dividends and non-interest revenue, excluding effect of business combination on noninterest revenue of Rs. 253 million (US$ 5 million) for each of fiscal 1997, 1999, 2000 and 2001 and Rs. 495 million (US$ 11 million) for fiscal 1998.

(5) Represents net income (before extraordinary items and cumulative effect of change in accounting principle, net of tax), minority interest, effect of business combination on non-interest revenue of Rs. 253 million (US$ 5 million) for each of fiscal 1997, 1999, 2000 and 2001 and Rs. 495 million (US$ 11 million) for fiscal 1998 and effect of business combinations on non-interest expense of Rs. 187 million (US$ 4 million) for each of fiscal 1999 and 2000 and Rs. 259 million (US$ 6 million) for fiscal 2001.

(6)  Represents net income before dilutive impact.

(7) Represents net income adjusted for full dilution. All convertible instruments are assumed to be converted to common shares at the beginning of the year, at prices that are most advantageous to the holders of instruments. All series of convertible instruments are dilutive.

(8) In US dollars, dividends were US$ 0.10 per equity share in fiscal 1997 and US$ 0.12 per equity share in each of fiscal 1998, 1999, 2000 and 2001.

                                                                                     At March 31,
                                                       --------------------------------------------------------------------
                                                           1997        1998       1999        2000        2001      2001(1)
                                                       --------------------------------------------------------------------
                                                                           (in millions, except percentages)
     Selected balance sheet data:
     Total assets ....................................Rs. 380,200  Rs.489,799 Rs. 646,945 Rs. 774,279 Rs. 740,445 US$15,805
     Securities ......................................     17,118      14,582      15,041      18,871      20,115       429
     Loans, net(2). ..................................    291,340     377,184     475,106     561,448     602,023    12,850
     Troubled debt restructuring
       (restructured loans), net .....................      3,435       5,210       6,749      10,795      32,309       690
     Other impaired loans, net .......................      7,647      17,456      23,214      24,240      20,081       429
     Total liabilities ...............................    352,595     455,476     609,661     699,073     664,027    14,173
     Long-term debt ..................................    274,015     347,956     435,521     436,320     505,025    10,780
     Deposits ........................................     10,740      29,295      60,605      96,682       6,072       130
     Redeemable preferred stock(3)....................        750       3,366      10,897      10,207         698        15
     Stockholders' equity ............................     26,787      32,876      36,494      70,908      75,922     1,621
     Common stock ....................................      4,755       4,781       4,801       7,832       7,848       168
     Profitability:
     Net income as a percentage of:
     Average total assets ............................       1.31%       2.02%       1.30%       1.32%       0.93%
     Average stockholders' equity ....................      17.62       27.73       20.89       16.88        8.84
     Average stockholders' equity (including
       redeemable preferred stock)(4).................      17.47       27.06       19.26       15.95        8.89
     Dividend payout ratio(5).........................      47.92       33.33       38.99       42.44       71.79
     Spread(6)........................................       3.24        2.89        2.03        1.39        1.38
     Net interest margin(7)...........................       3.03        3.25        2.44        1.93        2.13
     Cost-to-income ratio(8)..........................      17.73       15.49       19.79       22.37       26.04
     Cost-to-average assets ratio(9)..................       0.59        0.62        0.63        0.72        0.79
     Capital:
     Total capital adequacy ratio For ICICI(10).......      13.28       13.02       12.46       17.27       14.66
     Tier 1 capital adequacy ratio For ICICI(10)......      10.51        8.78        8.25       11.52        9.65
     Tier 2 capital adequacy ratio For ICICI(10)......       2.77        4.24        4.21        5.75        5.01
     Average stockholders' equity as a
       percentage of average total assets ............       7.43        7.29        6.27        7.83       10.62
     Average stockholders' equity (including
       redeemable preferred stock) as a
       percentage of average total assets ............       7.68        7.59        7.48        9.30       10.95

(1) Rupee amounts for fiscal 2001 have been translated into US dollars using the noon buying rate in effect on March 30, 2001 of Rs. 46.85 = US$ 1.00.

(2) Net of allowance for loan losses in respect of restructured and other impaired loans.

(3) In line with the existing regulatory requirements in India, preferred stock issued by ICICI needs to be compulsorily redeemed within a specified time period.

(4) Represents the ratio of net income plus dividend on redeemable preferred stock to the sum of average stockholders' equity and average redeemable preferred stock. Under Indian tax laws, dividend on preferred stock is not tax deductible.

(5) Represents the ratio of total dividends paid on common stock, including the dividend distribution tax, as a percentage of net income.

(6) Represents the difference between yield on average interest-earning assets and cost of average interest- bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(7) Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(8) Represents the ratio of non-interest expense, excluding amortization of intangible assets, to the sum of net interest revenue, dividends and non-interest revenue, excluding the effect of business combination.

(9) Represents the ratio of non-interest expense, excluding amortization of intangible assets, to average total assets.

(10) ICICI's capital adequacy is computed in accordance with the Reserve Bank of India guidelines. The computation is based on ICICI's unconsolidated financial statements prepared in accordance with Indian GAAP. ICICI's total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on its consolidated financial statements prepared in accordance with US GAAP was 14.03% at year-end fiscal 2001. Using the same basis of computation, its Tier 1 capital adequacy ratio was 9.35% and its Tier 2 capital adequacy ratio was 4.68% at year-end fiscal 2001.

SELECTED HISTORICAL FINANCIAL DATA FOR ICICI BANK

133. ICICI Bank's selected financial and other data for and at year-end fiscal 1997, 1998, 1999, 2000 and 2001 have been derived from its financial statements prepared in accordance with US GAAP. These financial statements have been audited by KPMG, India, independent auditors. Historical results do not necessarily predict the results in the future.

                                                                                Year ended March 31,
                                                       --------------------------------------------------------------------
                                                           1997        1998       1999        2000        2001      2001(1)
                                                       --------------------------------------------------------------------
                                                                     (in millions, except per common share data)
     Selected income statement data:
     Interest revenue ................................  Rs. 1,843   Rs. 2,579   Rs. 5,390   Rs. 8,434  Rs. 12,406 US$   265
     Interest expense ................................     (1,170)     (1,854)     (4,244)     (6,656)     (8,408)     (180)
     Net interest revenue ............................        673         725       1,146       1,778       3,998        85
     Provision for loan losses .......................       (187)       (360)       (540)       (427)     (1,082)      (23)
     Net interest revenue after provisions
       for loan losses ...............................        486         365         606       1,351       2,916        62
     Non-interest revenue, net .......................        317         591         866       1,759       1,754        37
     Net revenue .....................................        803         956       1,472       3,110       4,670        99
     Non-interest expense ............................       (406)       (554)       (799)     (1,329)     (3,104)      (66)
     Income before taxes .............................        397         402         673       1,781       1,566        33
     Income tax expense ..............................       (155)       (104)       (170)       (379)       (258)       (5)
     Net income ......................................  Rs.   242   Rs.   298   Rs.   503   Rs. 1,402  Rs.  1,308 US$    28
     Per common share data:
     Net income-basic ................................  Rs.  1.61   Rs.  1.84   Rs.  3.05   Rs.  8.49  Rs.   6.60 US$  0.13
     Net income-diluted ..............................       1.61        1.84        3.05        8.49        6.60      0.13
     Dividends .......................................       1.00        1.00        1.20        1.50        2.00      0.04
     Book value ......................................      11.67       14.98       17.15       57.86       74.00      1.58
     Common shares outstanding at end of
       period (in millions of common shares)..........        150         165         165      196.82      220.36
     Weighted average common shares
       outstanding - basic (in millions of
       common shares).................................        150         162         165      165.09      198.24
     Weighted average common shares
       outstanding - basic (in millions of
       common shares).................................        150         162         165      165.11      198.24

(1) Rupee amounts for fiscal 2001 have been translated into US dollars using the noon buying rate in effect on March 30, 2001 of Rs. 46.85 = US$ 1.00.

                                                                                     At March 31,
                                                       --------------------------------------------------------------------
                                                           1997        1998       1999        2000        2001      2001(1)
                                                       --------------------------------------------------------------------
                                                                                     (in millions)
     Selected balance sheet data:
     Total assets .................................... Rs. 19,766  Rs. 35,278  Rs. 76,265 Rs. 130,386 Rs. 220,008 US$ 4,696
     Cash and cash equivalents(2). ...................      4,099       8,728      19,928      36,361      47,306     1,010
     Trading account assets ..........................          3       7,387      15,822      28,228      18,725       400
     Loans, net(3)....................................      8,374      12,765      27,597      46,986      93,030     1,986
     Securities available for sale ...................      3,816       1,476       3,963       4,709      24,787       529
     Securities held to maturity .....................         --          --          --          --      10,944       234
     Impaired loans, net .............................         --         179         733         670       2,428        52
     Total liabilities ...............................     18,016      32,807      73,435     118,999     203,701     4,348
     Long-term debt(4)................................         89         129       1,764       2,476       2,421        52
     Deposits ........................................     13,476      26,290      60,729      98,660     164,254     3,506
     Stockholders' equity ............................      1,750       2,471       2,830      11,387      16,307       348

                                                                   At or for the year ended March 31,
                                                       ----------------------------------------------------------
                                                           1997        1998       1999        2000        2001
                                                       ----------------------------------------------------------
                                                                           (in percentages)
     Profitability:
     Net income as a percentage of:
     Average total assets ............................       1.52%       1.12%       0.94%       1.61%       0.95%
     Average stockholders' equity ....................      14.34       12.90       18.85       42.52        9.45
     Dividend payout ratio(5).........................      61.98       59.89       43.30       19.60       37.13
     Spread(6)........................................       3.37        2.46        2.38        2.28        2.50
     Net interest margin(7)...........................       5.74        3.72        2.70        2.58        3.78
     Cost-to-income ratio(8)..........................      41.01       42.10       39.71       37.57       53.96
     Cost-to-average assets ratio(9) .................       2.54        2.08        1.50        1.52        2.27
     Capital:
     Total capital adequacy ratio(10).................      13.04       13.48       11.06       19.64       11.57
     Tier 1 capital adequacy ratio(10)................      12.71       13.38        7.32       17.42       10.42
     Tier 2 capital adequacy ratio(10)................       0.33        0.10        3.74        2.22        1.15
     Average stockholders' equity as a
       percentage of average total assets ............      10.58        8.66        5.00        3.78       10.10

(1) Rupee amounts for fiscal 2001 have been translated into US dollars using the noon buying rate in effect on March 30, 2001 of Rs. 46.85 = US$ 1.00.

(2)  Includes interest bearing deposit with banks.

(3)  Net of allowance for loan losses in respect of impaired loans.

(4)  Includes current portion of long term debt.

(5) Represents the ratio of total dividends payable on common stock, including the dividend distribution tax, as a percentage of net income.

(6) Represents the difference between yield on average interest-earning assets and cost of average interest- bearing liabilities. Yield on average interest-earning assets is the ratio of interest revenue to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(7) Represents the ratio of net interest revenue to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(8) Represents the ratio of non-interest expense to the sum of net interest revenue and non-interest revenue.

(9)  Represents the ratio of non-interest expense to average total assets.

(10) ICICI Bank's capital adequacy is computed in accordance with the Reserve Bank of India guidelines. The computation is based on the financial statements prepared in accordance with Indian GAAP. ICICI Bank's total capital adequacy ratio computed under the applicable Reserve Bank of India guidelines and based on the financial statements prepared in accordance with US GAAP was 11.69% at March 31, 2001. Using the same basis of computation, its Tier 1 capital adequacy ratio was 10.60% and its Tier 2 capital adequacy ratio was 1.09% at March 31, 2001.

(11) Figures for fiscal 2000 have been regrouped and reclassified.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA

134. The Board of Directors of ICICI and ICICI Bank at their meetings held on October 25, 2001 approved the amalgamation of ICICI with ICICI Bank. The Effective Date i.e. the actual date on which the vesting of the undertaking and business of ICICI shall take place, shall be the date on which all filings and required permits and consents for the Scheme included elsewhere in this Information Statement, are obtained including the approval of the shareholders of ICICI and ICICI Bank, approval of the High Court of Judicature at Bombay (in the case of ICICI) and High Court of Gujarat at Ahmedabad (in the case of ICICI Bank) and the approval of the Reserve Bank of India.

     The Boards of Directors of ICICI and ICICI Bank respectively, have approved the issue and allotment of equity shares of ICICI Bank to the shareholders of ICICI in the ratio of one ICICI Bank equity share of the face value of Rs. 10/- each, fully paid-up, for every two ICICI equity shares of the face value of Rs. 10/- each, fully paid up.

     As per provisions of SFAS 141, the acquisition is a reverse merger wherein ICICI is the accounting acquirer and ICICI Bank is the accounting acquiree. ICICI holds 46% of the outstanding common stock of ICICI Bank. The balance 54% of the outstanding common stock is held by others. This acquisition of 54% of the outstanding common stock of ICICI Bank will be accounted for as a step acquisition and accordingly, 54% of the assets and liabilities of ICICI Bank would be recorded at fair value and the operations of ICICI Bank would be reflected in the operations of the combined enterprise from the date of acquisition.

     The unaudited pro forma condensed consolidated balance sheet and statements of income have been prepared to illustrate the acquisition of ICICI Bank by ICICI which is being accounted for, under US GAAP, as a step acquisition.

     The following unaudited pro forma condensed consolidated balance sheet and statements of income are based, in part, on information obtained from the audited historical statement of income of ICICI and the unaudited interim condensed consolidated balance sheet and statements of income of ICICI and ICICI Bank, which are included elsewhere in this Information Statement. The unaudited pro forma adjustments are based upon available information and certain assumptions believed to be reasonable.

     These unaudited pro forma condensed consolidated balance sheet and statements of income and accompanying notes should be read in conjunction with the following sections of this Information Statement entitled "Amalgamation", "Risk Factors", Financial Information - US GAAP - "Selected Historical Financial Data for ICICI" and Financial Information - US GAAP - "Selected Historical Financial Data for ICICI Bank" and the notes thereto included elsewhere in this Information Statement.

     The unaudited pro forma condensed consolidated balance sheet has been prepared to give effect to the acquisition transaction, which includes the issuance of shares, described in this Information Statement as though such transaction had occurred as of September 30, 2001.

     The unaudited pro forma condensed consolidated statements of income have been prepared to give effect to the acquisition transaction, which includes the issuance of shares, described in this Information Statement as though such transaction had occurred as of April 1, 2000 for both the unaudited pro forma condensed consolidated statement of income for the year ended March 31, 2001 and the unaudited pro forma condensed consolidated statement of income for the six months ended September 30, 2001.

     The excess of the cost over 54% of the fair value of the net assets acquired is accounted for as goodwill, pending allocation of values to intangible assets. The allocation of values to intangible assets is expected to be completed by the Effective Date. As a result, the allocation of purchase price used in preparing the unaudited pro forma condensed consolidated balance sheet and statements of income is preliminary, and may change as a result of finalisation of the allocation of values to intangible assets.

     ICICI has adopted the provisions of SFAS 141 and SFAS 142, effective April 1, 2001, therefore amortization of goodwill and intangibles with indefinite lives has ceased, and such assets will be tested for impairment annually (or more frequently if impairment indicators arise).

     The unaudited pro forma condensed consolidated balance sheet and statements of income do not purport to be indicative of either future results or results of operations, including the issuance of shares, as completed on or as of the indicated date.

Unaudited Pro Forma Condensed Consolidated Balance Sheet at September 30, 2001

                                                                                                               Rs. million
                                                 -------------------------------------------------------------------------
                                                          Historical             Pro Forma Adjustments           Pro Forma
                                                                                                                  Combined
                                                 -------------------------------------------------------------------------
                                                       ICICI        ICICI   Elimination                 Step
                                                                     Bank     of equity          acquisition
                                                                                 method            and other
                                                                                                 adjustments
                                                 -------------------------------------------------------------------------
Assets
Cash and cash, equivalents.....................  Rs.  15,300  Rs.  31,431  Rs.        -      Rs.  (7,337) (a)  Rs.  39,394
Securities ....................................       53,507       76,124             -              690  (b)      130,321
Investment in affiliate........................        8,293            -        (7,966) (e)           -               327
Loans, net of allowance for loan losses........      617,926       93,459             -              (51) (b)      711,334
Goodwill and other Intangible assets net.......        1,559        2,519             -            5,219  (c)        7,937
                                                                                                  (1,360) (c)
Other assets. .................................       59,298       27,867             -             (271) (a)       87,068
                                                                                                     174  (b)
Total assets...................................      755,883      231,400        (7,966)          (2,936)          976,381

Liabilities
Deposits ......................................        7,136      175,336             -           (7,337) (a)      176,028
                                                                                                     893  (b)
Borrowings ....................................      614,457        8,768             -              190  (b)      623,415
Other .........................................       56,488       29,978             -             (271) (a)       86,195

Total liabilities .............................      678,081      214,082             -           (6,525)          885,638

Minority interest .............................          890            -             -                -               890

Stockholders' equity
Common stock at Rs. 10 par value ..............        7,848        2,203             -           (3,924) (d)        6,127

Additional paid-in capital ....................       38,110       10,927             -            7,513  (d)       60,738
                                                                                                   4,188  (d)
Retained earnings .............................       34,447        3,622             -           (3,622) (d)       34,447
Deferred stock compensation ...................          (17)         (12)            -               12  (d)          (17)
Accumulated other comprehensive income.........       (3,476)         578             -             (578) (d)       (3,476)
Treasury Stock ................................            -            -        (7,966) (e)           -            (7,966)

Total stockholders' equity ....................       76,912       17,318        (7,966)           3,589            89,853

Total liabilities and stockholders' equity ....  Rs. 755,883  Rs. 231,400  Rs.   (7,966)     Rs.  (2,936)      Rs. 976,381

See accompanying notes to the unaudited pro forma condensed consolidated financial statements

Unaudited Pro Forma Condensed Consolidated Statements of Income for the six months ended September 30, 2001

                                                                                                                   Rs. million
                                                 -----------------------------------------------------------------------------
                                                          Historical                 Pro Forma Adjustments           Pro Forma
                                                                                                                      Combined
                                                 -----------------------------------------------------------------------------
                                                       ICICI            ICICI   Elimination                 Step
                                                                         Bank     of equity          acquisition
                                                                                     method            and other
                                                                                                     adjustments
                                                 -----------------------------------------------------------------------------
Interest income ...............................  Rs.  42,990      Rs.   9,295  Rs.        -     Rs.     (298) (a)   Rs. 51,953
                                                                                                         (34) (k)
Interest expense ..............................       36,525            6,271             -             (298) (a)       42,169
                                                                                                        (329) (k)
Net interest income ...........................        6,465            3,024             -              295             9,784
Provision for loan losses .....................        3,294              872             -                -             4,166

Net interest income after provision
  for loan losses .............................        3,171            2,152             -              295             5,618

Non-interest income
  Fees, commission and brokerage ..............        3,645              687             -              (30) (a)        4,302
  Other non-interest income ...................        1,381 (j)        1,544             -             (420) (a)        2,505

Total non-interest income .....................        5,026            2,231             -             (450)            6,807
Non-interest expense ..........................        3,368            2,792             -             (450) (a)        5,602
                                                                                                        (108) (f)
Earnings in equity of affiliates ..............          551                -          (518)               -                33

Income before income taxes ....................        5,380            1,591          (518)             403             6,856
Income tax expense ............................        1,261              456             -                -             1,717

Net income from continuing operations .........  Rs.   4,119       Rs.  1,135      Rs. (518)    Rs.      403        Rs.  5,139

See accompanying notes to the unaudited pro forma condensed consolidated financial statements

Unaudited Pro Forma Condensed Consolidated Statements of income for the year ended March 31, 2001

                                                                                                                   Rs. million
                                                 -----------------------------------------------------------------------------
                                                          Historical                 Pro Forma Adjustments           Pro Forma
                                                                                                                      Combined
                                                 -----------------------------------------------------------------------------
                                                       ICICI            ICICI   Elimination                 Step
                                                                         Bank     of equity          acquisition
                                                                                     method            and other
                                                                                                     adjustments
                                                 -----------------------------------------------------------------------------
Interest income ...............................  Rs.  81,486      Rs.  12,406  Rs.        -     Rs.     (366) (a)   Rs. 93,457
                                                                                                         (69) (k)
Interest expense ..............................       67,961            8,408             -             (366) (a)       75,344
                                                                                                        (659) (k)
Net interest income ...........................       13,525            3,998             -              590            18,113
Provision for loan losses .....................        9,892            1,082             -                -            10,974
Net interest income after provision
  for loan losses .............................        3,633            2,916             -              590             7,139
Non-interest income
  Fees, commission and brokerage ..............        5,317            1,125             -              (58) (a)        6,384
  Other non-interest income ...................        2,717 (j)          629             -             (505) (a)        2,841
Total non-interest income .....................        8,034            1,754             -             (563)            9,225
Non-interest expense ..........................        5,774            3,104             -             (563) (a)        8,315
Earnings in equity of affiliates ..............          856                -          (814)               -                42
Income before income taxes ....................        6,749            1,566          (814)             590             8,091
Income tax expense ............................          119              258             -             (108) (i)          269
Net income from continuing operations .........    Rs. 6,630      Rs.   1,308  Rs.     (814)    Rs.      698        Rs.  7,822

See accompanying notes to the unaudited pro forma condensed consolidated financial statements.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The unaudited pro forma condensed consolidated balance sheet and statements of income reflect the accounting impact of the acquisition transaction, which includes issuance of shares described in this Information Statement as though they had occurred on September 30, 2001 and April 1, 2000, respectively.

Accordingly, the unaudited pro forma condensed consolidated statement of income for the year ended March 31, 2001 include ICICI's results of operations for the year ended March 31, 2001 and ICICI Bank's results of operations for the year ended March 31, 2001 and the pro forma adjustments discussed below and the unaudited pro forma condensed consolidated statement of income for the six months ended September 30, 2001 include ICICI Bank's results of operations for the six month period ended September 30, 2001 and ICICI's results of operations for the six month period ended September 30, 2001, as well as the pro forma adjustments discussed below.

Purchase consideration

The purchase consideration for the reverse merger has been determined based on the average market price of ICICI Bank shares, prevailing at the date of announcement of the reverse merger and two days before and after that date. The purchase consideration is determined based on the step acquisition of 54% of the common stock of ICICI Bank shares held by other than ICICI and is as follows:

                                                Rs. million (except share data)
Particulars

(1) Number of share held other than by ICICI
    (54% of 220 million shares) .........................                 119

(2) Value per share .....................................               101.4

Purchase consideration (1)*(2) ..........................              12,066

Add: Merger costs (g) ...................................                 847
     Fair value of ICICI Bank stock options (h) .........                  27

Total purchase consideration ............................              12,940

Preliminary allocation of fair valuation of net assets

The preliminary allocation of fair value of net assets of ICICI Bank at September 30, 2001 is as follows:

                                                                              Rs. million
-----------------------------------------------------------------------------------------
Particulars                        Book Value  Fair Value  Difference      Adjustments to
                                                                             reflect step
                                                                       acquisition of 54%
-----------------------------------------------------------------------------------------
Cash and cash equivalents ..........  31,431       31,431           -                   -
Securities .........................  76,124       77,401       1,277                 690
Loans...............................  93,459       93,365         (94)                (51)
Goodwill and other intangibles .....   2,519            -      (2,519)             (1,360)
Other assets .......................  27,867       28,188         321                 174
Total assets ....................... 231,400      230,385      (1,015)               (547)
Deposits ........................... 175,336      176,990       1,654                 893
Borrowings .........................   8,768        9,119         351                 190
Other liabilities ..................  29,978       29,978           -                   -
Total liabilities .................. 214,082      216,087       2,005               1,083
Net assets .........................  17,318       14,298      (3,020)             (1,630)

Goodwill and other intangible assets

The resulting excess of the cost over the fair value of the net assets acquired is accounted for as goodwill, pending allocation of values to intangible assets. The goodwill is determined as follows:

                                                                    Rs. million
Particulars

(X) Purchase consideration ............................................. 12,940
(Y) Net assets taken over (54%) ........................................  7,721
Goodwill (X)-(Y) .......................................................  5,219

The purchase price allocation is preliminary and subject to adjustments, since the valuations of acquired assets and liabilities assumed is at September 30, 2001. Further, no value has been currently ascribed towards intangible assets pending a detailed exercise. As a result, pro forma income from continuing operations could differ due to amortization of intangibles.

These unaudited pro forma condensed consolidated balance sheet and statements of income include adjustments to reflect the impact of the above preliminary purchase price allocations to the fair value of the acquired net assets of ICICI Bank. However, they do not reflect any adjustments resulting from benefits or synergies, resulting from the operations of the combined enterprise.

Pro forma adjustments

a) reflects elimination of all inter-company transactions and balances between ICICI and ICICI Bank.

b) reflects fair value adjustments on net assets (inclusive of tax impact) of ICICI Bank to the extent of 54% of common stock.

c) reflects goodwill of Rs. 5,219 million on step acquisition of 54% of ICICI Bank common stock and write- down of historical goodwill of ICICI Bank to the extent of 54% (Rs. 1,360 million).

d) reflects adjustments to the capital of ICICI to reflect the par value of the outstanding stock of ICICI Bank post amalgamation. The difference between the capital stock of ICICI and the capital stock of ICICI Bank is recorded as an adjustment to the additional paid-in capital of the combined enterprise. Also reflects changes to stockholders' equity to account for the step acquisition.

e) reflects elimination of investment in equity affiliate by transfer to treasury stock at carrying value.

f) reflects reversal of amortization of goodwill of ICICI Bank of Rs. 108 million for the six month period ended September 30, 2001, due to adoption of SFAS 141 and SFAS 142 by ICICI, with effect from April 1, 2001. This goodwill is non-deductible for tax purposes.

g) transaction costs to be incurred by ICICI in connection with the acquisition transaction described in the unaudited interim condensed consolidated financial statements are estimated at Rs. 847 million. These costs are considered as part of the purchase price allocation. Transaction costs to be incurred by ICICI Bank have not been considered as part of the purchase price allocation.

h) stock options of ICICI Bank have been assumed by ICICI. Consequently, the fair value of the options of ICICI Bank have been included as part of the purchase consideration. Based on the intrinsic value of the options on the Effective Date and the unvested period of service required to vest in these options, a portion of the purchase price will be allocated to unearned compensation and will be amortized to income over such remaining vesting period. Currently the intrinsic value of all such outstanding options is zero as the exercise price is greater than current market price.

i) reflects the reversal of the deferred tax charge created with respect to undistributed earnings of ICICI Bank as subsequent to the acquisition, this would not represent taxable temporary difference.

j) includes gain on sale of stock of ICICI Bank amounting to Rs. 57 million and Rs.1,996 million during the six months ended September 30, 2001 and the year ended March 31, 2001 respectively.

k) reflects accretion and amortization of fair value adjustments on loans, securities, deposits and borrowings. Pro forma earnings per share:

-----------------------------------------------------------------------------------------------------
                                                           Year ended             Six-month ended
                                                         March 31, 2001         September 30, 2001
-----------------------------------------------------------------------------------------------------
                                                                   Fully                    Fully
Particulars                                            Basic      diluted      Basic       diluted
-----------------------------------------------------------------------------------------------------
Pro forma earnings
Income from continuing operations .................... 7,822       7,822       5,139        5,139
Contingent issuances of subsidiaries/affiliates ......     -         (25)          -            -
Income (adjusted for full dilution) .................. 7,822       7,797       5,139        5,139

Common stock
Common stock of legal acquirer .......................   613         613         613          613
Dilutive effect of employee stock option
  (as they are anti dilutive) ........................     -           -           -            -
Total ................................................   613         613         613          613

Pro forma earnings per share
Income from continuing operations (Rs.) .............. 12.76       12.72        8.38         8.38

                   ACCOUNTING TREATMENT FOR THE AMALGAMATION

135. Under Indian GAAP, ICICI Bank would adopt the "purchase method" of accounting to account for the amalgamation, in accordance with the Accounting Standard AS-14. Under this method, the assets and liabilities of the acquired entity are accounted for at fair values in the books of the acquirer and the difference between the purchase consideration and the fair values of the assets taken over and liabilities assumed are accounted for as goodwill or capital reserve. Accordingly, under Indian GAAP, the assets and liabilities of the Transferor Companies shall be accounted for at fair values in the books of ICICI Bank.

136. Under US GAAP, the amalgamation is required to be accounted for under the purchase method. However, under US GAAP, according to the criteria specified in SFAS 141 for identification of the acquirer and acquiree, ICICI would be the acquirer and ICICI Bank would be the accounting acquiree, although ICICI Bank would be the surviving legal entity in the amalgamation. Accordingly, under US GAAP, the assets and liabilities of ICICI Bank shall be accounted for at their fair values, and the assets and liabilities of ICICI shall be accounted for at their historical values, in the books of the merged entity. Further, under US GAAP, the shares of ICICI Bank held by ICICI, which are proposed to be held by the Trust for the benefit of the merged entity, would be disclosed separately as treasury stock.

                               GLOSSARY OF TERMS

ADRs                          American Depositary Receipts

ADSs                          American Depositary Shares

Appointed Date                The date which is the later of (i) March 30,
                              2002 and (ii) thedate on which the approval of the Reserve Bank of India for the Scheme becomes effective

BSE                           The Stock Exchange, Mumbai

Code The United States Internal Revenue Code of 1986, as amended

Companies                     Transferee Company and Transferor Companies

Depositary                    Bankers Trust Company
DSP Merrill Lynch             DSP Merrill Lynch Limited

Effective Date                The last of the dates on which all conditions,
                              matters and filings referred to in Clause 26 of the Scheme have been fulfilled and necessary orders, approvals and consents referred to therein have been obtained

GDRs                          Global Depositary Receipts

ICICI                         ICICI Limited

ICICI Bank                    ICICI Bank Limited

CICI Bank Board               The Board of Directors of ICICI Bank

ICICI Board                   The Board of Directors of ICICI

ICICI Capital                 ICICI Capital Services Limited

ICICI PFS                     ICICI Personal Financial Services Limited

JM Morgan Stanley             JM Morgan Stanley Private Limited

NSE                           The National Stock Exchange of India Limited

NYSE                          The New York Stock Exchange

PFIC                          Passive Foreign Investment Company

Proposed Regulations          The proposed US Treasury Regulations
                              Section 1.1291-6

Record Date                   The date fixed by the ICICI Bank Board of
                              Directors for determining the registered ICICI equity shareholders to receive ICICI Bank equity shares under the Scheme

SEC                           The United States Securities and Exchange
                              Commission

Share Exchange Ratio          The ratio in accordance with which ICICI Bank
                              shares will be allotted to ICICI shareholders, being a ratio of 1 (one) ICICI Bank equity share of face value of Rs. 10/- (Rupees ten only) each, credited as fully paid-up, for every 2 (two)
                              ICICI equity shares of face value of Rs. 10/-
                              (Rupees ten only) each, credited as fully paid-up

Scheme The Scheme of Amalgamation of ICICI, ICICI Capital and ICICI PFS with ICICI Bank

Transferee Company            ICICI Bank

Transferor Companies          ICICI, ICICI Capital and ICICI PFS

Trust The trust to which, on the Appointed Date, ICICI's equity holding in ICICI Bank would be transferred to be held exclusively for the benefit of ICICI and its successors

Trustees The individual trustee or the board of trustees (including the survivors or survivor of any of the trustees comprising such board of trustees) or the corporate trustee of the Trust

US/United States              United States of America

                                  ANNEXURE A

                               FAIRNESS OPINIONS

               (1) Fairness Opinion of ICICI's Financial Advisor

                                                   October 25, 2001

The Board of Directors
ICICI Limited
Bandra Kurla Complex
Mumbai

Ladies and Gentlemen:

We understand that, subject to the receipt of the final approval of the Reserve Bank of India and approval from each of the High Court of Judicature at Mumbai and the High Court of Gujarat at Ahmedabad, it is proposed that pursuant to a scheme of arrangement, substantially in the form of the draft dated October 24, 2001 (the "Scheme of Arrangement"), among ICICI Limited, ICICI Capital Services Limited, ICICI Personal Financial Services Limited with ICICI Bank Limited, which provides, among other things, for the merger (the "Merger") of ICICI Limited ("ICICI") with and into ICICI Bank Limited ("ICICI Bank"). Pursuant to the Merger, the holders of outstanding equity shares of ICICI will receive one
(1) fully paid up equity share of ICICI Bank with a face value of Rs. ten (10) each for every two (2) fully paid up equity shares of ICICI with a face value of Rs. ten (10) each (such exchange ratio, the "Exchange Ratio"). Both ICICI and ICICI Bank have offered certain American Depositary Shares outside India, including in the United States. As each ICICI American Depositary Share ("ADS") represents 5 underlying equity shares of ICICI of face value of Rs. 10 each and each ICICI Bank ADS represents 2 underlying equity shares of ICICI Bank of face value of Rs. 10 each, pursuant to the Merger, the holders of ADS of ICICI will receive five (5) ADS of ICICI Bank for every four (4) ADS of ICICI held by them as per the Exchange Ratio. The appointed date of the Merger is March 31, 2002 or the date from which final approval of the Reserve Bank of India for the transactions contemplated by the Scheme of Arrangement takes effect, whichever is later. The detailed terms and conditions of the Merger are more fully set forth in the Scheme of Arrangement.

In connection with the Merger, you have requested our opinion as to the fairness, from a financial point of view to current holders of outstanding equity shares of ICICI, of the Exchange Ratio set forth in the Scheme of Arrangement.

In arriving at the opinion set forth below, we have:

i) reviewed certain publicly available business and financial information relating to ICICI and ICICI Bank that we deemed to be relevant;

ii) reviewed certain financial forecasts and projections concerning ICICI and ICICI Bank prepared by or on behalf of the managements of ICICI and ICICI Bank respectively and provided to us for purposes of our analysis and discussed these financial projections and related materials with the managements of ICICI and ICICI Bank respectively;

iii) discussed the past and current operations and financial conditions and the future prospects of ICICI and ICICI Bank with executives designated by ICICI and ICICI Bank, respectively, including their senior executives;

iv) performed valuation analyses on ICICI and ICICI Bank on a stand alone basis;

v) reviewed the reported market prices and valuation multiples for the equity shares of ICICI and the equity shares of ICICI Bank and compared them with market prices and valuation multiples of certain other publicly-traded companies that we deemed to be relevant and comparable;

vi) reviewed the financial terms, to the extent publicly available, of certain comparable transactions;

vii) participated in certain discussions and negotiations among representatives of ICICI and ICICI Bank and their respective financial advisors in connection with the transactions contemplated by the Scheme of Arrangement; and

viii) considered such other factors and performed such other analyses as we have deemed appropriate or necessary.

We have assumed and relied upon, without independent verification, the accuracy and completeness of all information that was publicly available or provided or otherwise made available to us by ICICI or ICICI Bank for the purposes of this opinion. With respect to the financial projections and forecasts provided to us by the managements of ICICI and ICICI Bank, we have assumed that such projections and forecasts were reasonably prepared in good faith and reflect the best currently available estimates and judgments by the managements of ICICI and ICICI Bank with respect to the future financial performance of ICICI and ICICI Bank, respectively. We express no opinion and accordingly accept no responsibility with respect to or for such projections, forecasts and analyses or the assumptions on which they are based. We have not reviewed any books and records of ICICI and ICICI Bank (other than those provided or made available to us). We have not assumed any obligation to conduct, nor have we conducted any physical inspection of the properties or facilities of ICICI and ICICI Bank and neither express any opinion with respect thereto nor accept any responsibility therefore. We have not made any independent valuation or appraisal of the assets or liabilities of


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ICICI or ICICI Bank, nor have we been furnished with any such appraisals. We have not reviewed any internal management information statements or any non-public reports, and, instead, with your consent, we have relied upon information that was publicly available or provided or otherwise made available to us by ICICI or ICICI Bank for the purposes of this opinion. We wish to clarify that we are not experts in the evaluation of the sufficiency of the securities or assets that either ICICI or ICICI Bank may hold in respect of loans and advances made by them, and allowances for loan losses, and we have not made an independent evaluation of the adequacy of the securities in respect of loans and advances and allowances for loan losses of ICICI or ICICI Bank, nor reviewed any individual credit files relating to ICICI and ICICI Bank. In addition, we are not experts in the evaluation of litigation or other actual or threatened claims. We have assumed that the allowances or other reserves of ICICI and ICICI Bank established to cover losses in connection with any loan losses, litigation or other claims will be adequate to cover all such losses. We express no opinion and accordingly accept no responsibility for or with respect to such allowances or reserves or the assumptions upon which they are based. In addition, we have assumed that the Scheme of Arrangement will be approved by the courts and by regulatory authorities and that the Merger will be consummated substantially in accordance with the terms set forth in the Scheme of Arrangement.

We have assumed that in the course of obtaining necessary regulatory or other consents or approvals for the Scheme of Arrangement, no restrictions will be imposed that will have a material adverse effect on the benefits of the Merger that ICICI and ICICI Bank may have contemplated. Our opinion is necessarily based on financial, economic, market and other conditions as they currently exist and can be reasonably evaluated on, and on the information made available to us as of, the date hereof. It should be understood that although subsequent developments may affect this opinion, we do not have an obligation to update, revise or reaffirm this opinion. In arriving at our opinion, we were not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving ICICI or any of its assets, nor did we negotiate with any party other than ICICI Bank, which expressed their interest in entering into a business combination with ICICI.

We have acted as financial advisor to ICICI in connection with this transaction and will receive a fee for our services. In the past, J M Morgan Stanley Private Limited and its affiliates (together, the "JMMS Group") have provided financial advisory and financing services to ICICI and ICICI Bank and have received fees for the rendering of these services. In the ordinary course of business, the JMMS Group is engaged in securities trading, securities brokerage and investment activities, as well as providing investment banking and investment advisory services.

In the ordinary course of its trading, brokerage and financing activities, any member of the JMMS Group may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers, in debt or equity securities or senior loans of any company that may be involved in the Merger.

It is understood that this letter is for the benefit of and confidential use by the Board of Directors of ICICI and may not be relied upon by any other person and may not be used or disclosed for any other purpose without our prior written consent.

We express no opinion whatever and make no recommendation at all as to ICICI and ICICI Bank's underlying decision to effect the Merger or as to how the holders of equity shares or preference shares or secured or unsecured creditors of ICICI should vote at their respective meetings held in connection with the Merger. We do not express and should not be deemed to have expressed any views on any other terms of the Merger. We also express no opinion and accordingly accept no responsibility for or as to the prices at which the equity shares of ICICI or ICICI Bank will trade following the announcement of the Merger or as to the financial performance of ICICI Bank following the consummation of the Merger.

Based on and subject to the foregoing, we are of the opinion, as of the date hereof, that the Exchange Ratio pursuant to the Scheme of Arrangement is fair from a financial point of view to the holders of equity shares of ICICI.


                                            Very truly yours,
                                            J M MORGAN STANLEY PRIVATE LIMITED

                                            By: /s/ P. Krishnamurthy
                                               ---------------------------------
                                               P. Krishnamurthy

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             (2) Fairness Opinion of ICICI Bank's Financial Advisor

                     CONFIDENTIAL - NOT TO BE DISTRIBUTED


This opinion was delivered solely for the use and benefit of the Directors of ICICI Bank Limited and does not constitute, and should not be relied on as a recommendation to any shareholder as to how such shareholder should vote on the proposed Merger Scheme or Business combination (each as defined herein) or any matter related thereto.

                                                            October 25, 2001

The Board of Directors
ICICI Bank Limited
ICICI Towers, 4th Floor
Bandra Kurla Complex
Bandra (East)
Mumbai 400051

Members of the Board of Directors:

We understand that ICICI Limited ("ICICI Limited") and ICICI Bank Limited ("ICICI Bank") propose to enter into an amalgamation and merger scheme to be approved by their respective members and the respective High Courts ("Merger Scheme") pursuant to which ICICI Limited will transfer its assets and liabilities (including those assets and liabilities of two wholly-owned subsidiaries of ICICI Limited, namely ICICI Capital Services Limited and ICICI Personal Financial Services Limited) into ICICI Bank. Upon effectiveness of the Merger Scheme, ICICI Bank will issue, in exchange of the shares of par value Rs. 10.00 per share of ICICI Limited, shares of par value Rs. 10.00 per share of ICICI Bank (the "Business Combination"). The American Depositary Shares of ICICI Limited and ICICI Bank will also be exchanged, such exchange to reflect the number of shares underlying ICICI Limited's and ICICI Bank's respective American Depositary Shares. Under the terms of the Business Combination, 0.5 shares of ICICI Bank are to be issued as consideration for each ICICI Limited share (the "Exchange Ratio").

You have asked us to express in writing to the Board of Directors whether, in our opinion, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of ICICI Bank shares.

In arriving at the opinion set forth below, we have, among other things:

(1) Reviewed certain publicly available business and financial information relating to ICICI Limited and ICICI Bank that we deemed to be relevant;

(2) Reviewed certain internal financial information, including financial forecasts and projections, relating to the business, earnings, cash flow, assets, liabilities and prospects of ICICI Limited and ICICI Bank, prepared by and furnished to us by the management of ICICI Limited and ICICI Bank, respectively;

(3) Conducted discussions with members of senior management of ICICI Limited and ICICI Bank concerning the matters described in clauses 1 and 2 above, as well as their respective businesses and prospects before and after giving effect to the Business Combination including certain synergies and cost savings expected to result from the Business Combination and the amount and timing of the related expenses resulting from the business combination;

(4) Reviewed current and historical market prices, trading volumes and valuation multiples for ICICI Limited shares and ICICI Bank shares;

(5) Reviewed the financial results of operations of ICICI Limited and ICICI Bank, including the audited financial statements for the fiscal year ended March 31, 2001 and the quarter ended June 30, 2001; (

6) Reviewed publicly available valuation multiples with respect to certain companies we believe to be generally comparable to those of ICICI Bank and ICICI Limited;

(7) Compared certain financial terms of the Business Combination with publicly available financial terms of certain other transactions which we believe to be generally relevant;

(8)  Reviewed the draft of the Merger Scheme dated October 24, 2001; and

(9)  Considered such other information as we deemed necessary or appropriate.

In preparing our opinion, we have, with your consent, assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or available publicly, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of ICICI Limited or ICICI Bank or been furnished with any such evaluation or appraisal. In addition, we have not assumed any obligation to conduct any physical inspection of the assets, properties or facilities of ICICI Limited or ICICI Bank. We are not experts in the evaluation of allowances for loan losses, and we did not make an independent evaluation of the adequacy of the allowances for loan losses of ICICI Bank or ICICI Limited, and were not requested to, and did not, conduct a review of any individual credit files of ICICI Bank or ICICI Limited. In addition, with your consent, we have not evaluated the likelihood of certain material contingent liabilities crystallising, including with respect to certain tax matters.


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With respect to the financial forecast information furnished to and/or discussed with us by ICICI Limited or ICICI Bank, we have assumed, with your consent, that they have been reasonably prepared and reflect the best currently available estimates and judgment of ICICI Limited's or ICICI Bank's management as to the expected future financial performance of ICICI Limited or ICICI Bank, as the case may be. With respect to the potential cost savings and other synergies anticipated by the management of ICICI Bank and ICICI Limited to result from the Business Combination, we have assumed with your consent that management expects cost savings to exceed expenses and such expectations on cost savings and synergies reasonably reflect the best currently available information and judgment of the management of ICICI Bank and ICICI Limited (including the achievability thereof). We have further assumed that the Business Combination will be accounted for as a purchase transaction under generally accepted accounting principles in India and that, after the Business Combination, ICICI Bank will continue to exist as a banking company under the Banking Regulations Act. We have also assumed that the final form of the Merger Scheme will be similar in all material respects to the draft dated October 24, 2001 reviewed by us.

Our opinion is necessarily based upon market, economic, regulatory and other conditions as they exist and can be evaluated on, and on the information made available to us by ICICI Bank and ICICI Limited as of the date hereof. We have assumed at your direction that ICICI Bank and ICICI Limited will comply with all applicable legal and regulatory requirements (including, without limitation, applicable securities laws) and in the course of obtaining the necessary regulatory or other consents or approvals (contractual or otherwise) for the Business Combination, no restrictions, including any divestiture requirements or amendments or modifications, will be imposed that will have a material adverse effect on the contemplated benefits of the Business Combination. This includes, but is not limited to, an assumption that ICICI Bank will not be materially adversely affected by any capital adequacy requirements or such other requirements which may or may not be prescribed by the Reserve Bank of India, Ministry of Finance or other regulatory bodies for banking companies. We have also based our opinion on the assumption that if the necessary regulatory and shareholder approvals under applicable law in India or otherwise are obtained, ICICI Bank will not be requested by any of its shareholders or by any of the shareholders of ICICI Limited to buy back any of their shares pursuant to applicable Indian laws or regulations. In rendering this opinion, we also have assumed at your direction that each of ICICI Bank and ICICI Limited will comply with all material covenants and agreements set forth in, and other material terms of, the Merger Scheme and that the Business Combination will be consummated in accordance with its terms without waiver, modification or amendment of any material term, condition or agreement.

We are acting as financial advisor to ICICI Bank in connection with the Business Combination and will receive a fee from ICICI Bank for our services, payable upon delivery of this opinion. In addition, ICICI Bank has agreed to indemnify us for certain liabilities arising out of our engagement. We have provided services to ICICI Bank and ICICI Limited in the past unrelated to the proposed Business Combination and have received customary compensation for such services.


We may also provide financial advisory and financing services in the future to ICICI Limited and ICICI Bank and may receive fees for the rendering of such services. In addition, in the ordinary course of our business, we may actively trade ICICI Limited and ICICI Bank shares and other securities of ICICI Limited and ICICI Bank for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. We note, however, that the information in respect of ICICI Limited and ICICI Bank is and will be used and kept for the sole purpose of providing this opinion and, in accordance with DSP Merrill Lynch policies relating to so-called 'Chinese walls' or information barriers, is not and will not be available to other DSP Merrill Lynch employees.

This opinion is for the use and benefit solely of the Board of Directors of ICICI Bank and should not be passed on or otherwise shared with any other person without our prior written consent. Our opinion does not address the merits of the underlying decision by ICICI Bank to engage in the Business Combination and does not constitute a recommendation to any shareholder as to how such shareholder should vote on the proposed Business Combination or any matter related thereto. In addition, our opinion is based on events as known by us, assumptions as aforesaid and documents and other information shared with us and the financial, regulatory and legal environment as of the date hereof. We do not assume any responsibility for events occurring or information passed to us after its date and we do not assume responsibility for updating the opinion or the statements made herein.

We are not expressing any opinion herein as to the prices at which ICICI Limited or ICICI Bank shares will trade following the announcement of the Exchange Ratio or as to the price at which ICICI Bank shares will trade following consummation of the Business Combination.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Exchange Ratio is fair from a financial point of view to the holders of ICICI Bank shares.


Very truly yours,



DSP MERRILL LYNCH LIMITED
Name: Rajeev Gupta
Title: Executive Vice President


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              (3) Fairness Opinion of Independent Accounting Firm
Ref:G/2193 (O)/P-188                                       25th October 2001

The Board of Directors,                     The Board of Directors,
ICICI Limited,                              ICICI Bank Limited,
ICICI Towers, Bandra Kurla Complex,         ICICI Towers, Bandra Kurla Complex,
Bandra (East), Mumbai - 400 051             Bandra (East), Mumbai - 400 051

Dear Sirs,

Re: Amalgamation of ICICI Limited with ICICI Bank Limited ICICI Ltd.

("ICICI") is a premier financial institution. ICICI is one of the largest of all Indian financial institutions, banks and finance companies in terms of assets. It was set up as a development financial institution but has diversified to provide different forms of finance as also a wide range of financial services. ICICI's subsidiaries and group companies conduct commercial banking, investment banking, venture capital funding, information technology related services, Internet-based stock trading and retail banking activities.

ICICI Bank Ltd. ("IB") is a leading private sector bank in India. IB was originally incorporated on 5th January 1994 as ICICI Banking Corporation Limited with the Registrar of Companies, Gujarat, Dadra and Nagar Haveli. The name of the company was changed to its present name on 10th September 1999. The bank was formed in 1994 as a part of the ICICI group of Companies.

It is proposed to merge ICICI with IB so as to consolidate the businesses and reap the resulting synergistic benefits. The proposal also includes the amalgamation of ICICI Capital Services Limited ("ICICI Capital") and ICICI Personal Financial Services Limited ("ICICI PFS") which are wholly owned subsidiaries of ICICI, with IB. In this connection we have been requested by the managements of both ICICI and IB to submit a report on the fair basis of amalgamation of ICICI with IB for the consideration of the Boards of both the companies. The appointed date for amalgamation of ICICI with IB would, subject to the approval of the Board of Directors and shareholders of both the companies be, the later of 31st March 2002 or the date on which the approval of the scheme by the Reserve Bank of India becomes effective.

Where the proposal is of amalgamation of two or more companies, what is relevant is not the determination of the individual value of the shares of the companies separately, but the determination of the values of the shares of one company in terms of the value of the shares of the other company. It is similar to a barter transaction.

In view of the fact that ICICI Capital and ICICI PFS are wholly owned subsidiaries of ICICI, their value is considered alongwith that of ICICI and on amalgamation with IB their share capital would stand cancelled. The shares to be issued by IB to shareholders of ICICI would also reflect the value of the two subsidiaries.

The value of the shares of the two companies have been evaluated considering the book value/intrinsic worth of their net assets, dividend discount method reflecting free cash flows available to the shareholders and the market prices of their equity shares.

The share exchange ratio has been arrived on the basis of a relative valuation of the shares of both the companies based on the various methodologies referred to earlier and various qualitative factors relevant to each company and business dynamics, growth potential, synergies of the businesses of the companies, having regard to information base, management representations and perceptions, key underlying assumptions and limitations. One of the significant issues in determining the fair exchange ratio is the fact that ICICI holds 46.01% of the equity share capital of IB. It is proposed that this shareholding will be transferred to a special purpose vehicle as part of the scheme and held for the benefit of the merged entity.

On a consideration of all the relevant factors and circumstances, in our opinion, the fair basis for the amalgamation of ICICI with IB would be 1 (One) equity share of IB of Rs 10/ each fully paid up for every existing 2 (Two) equity share of ICICI of Rs. 10/ - each fully paid up.

Our detailed report on the fair basis of amalgamation of ICICI with IB shall be furnished in due course.


Thanking you,


Yours faithfully,


Deloitte Haskins & Sells


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                                  ANNEXURE B

                                 RISK FACTORS


Risks Relating to India

A slowdown in economic growth in India could cause the business of the merged entity to suffer.

The performance and the quality and growth of the merged entity's assets would necessarily be dependent on the health of the Indian economy. The Indian economy has shown sustained growth over the five years ended fiscal 2001 with an average real GDP growth rate of approximately 6.2%, compared to the average real GDP growth rate of 5.8% achieved in the 1980s. However, industrial production in India witnessed lower growth during the years 1997, 1998 and 1999 primarily due to the global downturn in commodity prices, particularly in the man-made fibers, iron and steel and textile sectors. There was a moderate improvement in industrial growth in fiscal 2000. However, industrial growth again declined in fiscal 2001 due to a slowdown in the manufacturing and electricity sectors. Any future slowdown in the Indian economy or future volatility of global commodity prices, in particular oil and steel prices, could adversely affect the borrowers and contractual counterparties of the merged entity. This in turn could adversely affect the business of the merged entity, including its ability to grow the asset portfolio, the quality of its assets, its financial performance, its stockholders' equity, its ability to implement its strategy and the price of its equity shares and ADRs.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect the business of the merged entity.

India imports approximately 59.0% of its requirements of crude oil. The sharp increase in global crude oil prices during fiscal 2001 adversely affected the Indian economy in terms of volatile interest and exchange rates. This adversely affected the overall state of liquidity in the banking system leading to intervention by the Reserve Bank of India. Any significant increase in crude oil prices could affect the Indian economy and the Indian banking and financial system. This could adversely affect the business of the merged entity including its ability to grow, the quality of its assets, its financial performance, its stockholders' equity, its ability to implement its strategy and the price of its equity shares and ADRs.

A significant change in the Indian government's economic liberalization and deregulation policies could disrupt the business of the merged entity and cause the price of equity shares and ADRs of the merged entity to go down.

The merged entity would be an Indian group and almost all of its assets and customers would be located in India. The Indian government has traditionally exercised and continues to exercise a dominant influence over many aspects of the economy. Its economic policies have had and could continue to have a significant effect on private-sector entities, including the merged entity, and on market conditions and prices of Indian securities, including equity shares and ADRs of the merged entity.

Since 1996, the government of India has changed four times. The most recent parliamentary elections were completed in October 1999. A coalition government led by the Bhartiya Janata Party was formed with Mr. A.B. Vajpayee as the Prime Minister of India. Although the Vajpayee government has continued India's current economic liberalization and deregulation policies, a significant change in the government's policies could adversely affect business and economic conditions in India in general as well as the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

Financial instability in other countries, particularly emerging market countries in Asia, could disrupt the business of the merged entity and cause the price of its equity shares and ADRs to go down.

The Indian market and the Indian economy are influenced by economic and market conditions in other countries, particularly emerging market countries in Asia. Financial turmoil in Asia, Russia and elsewhere in the world in past years has affected the Indian economy even though India was relatively unaffected by the financial and liquidity crisis experienced elsewhere. Although economic conditions are different in each country, investors' reactions to developments in one country can have adverse effects on the securities of companies in other countries, including India. A loss of investor confidence in the financial systems of other emerging markets may cause increased volatility in Indian financial markets and indirectly, in the Indian economy in general. Any world-wide financial instability could also have a negative impact on the Indian economy. For example, the terrorist attacks in the US in September 2001 are likely to have an adverse effect on the US economy, which could adversely affect the Indian economy. This in turn could negatively impact upon the movement of exchange rates and interest rates in India, which could adversely affect the Indian financial sector, including the merged entity. Any financial disruption could have an adverse effect on the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

If regional hostilities or terrorist attacks increase, the business of the merged entity could suffer and the price of its equity shares and ADRs could go down.

India has from time to time experienced social and civil unrest and hostilities with neighboring countries. In recent years, there have been military confrontations between India and Pakistan in the Kashmir region. Currently, there are tensions involving Afghanistan, a neighbor of Pakistan. These hostilities and tensions could lead to political or economic instability in India or South Asia and a possible adverse effect on business of the merged entity, its future financial performance and the price of its equity shares and ADRs. This is important in the current context, as the terrorist attacks in the US in September 2001 have affected the markets all over the world. The possible prolonged battle against terrorism by the US could lengthen and deepen these regional hostilities and tensions, thereby affecting the Indian economy as well as the business of the merged entity, its financial performance, its stockholders' equity and the price of its equity shares and ADRs.


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Trade deficits could cause the business of the merged entity to suffer and the price of its equity shares and ADRs to go down.

India's trade relationships with other countries can also influence Indian economic conditions. In fiscal 2001, India experienced a trade deficit of Rs.
653.8 billion (US$ 14.4 billion). If trade deficits increase or are no longer manageable, the Indian economy, and therefore the business of the merged entity, its financial performance, its stockholders' equity and the price of its equity shares and ADRs, could be adversely affected.

A significant change in the composition of the Indian economy may affect the business of the merged entity.

The Indian economy is in a state of transition. The share of the services sector of total GDP is rising while that of the agricultural sector is declining. The share of the services sector of total GDP increased to 54.2% in fiscal 2001 from 48.7% in fiscal 1997 and the share of the agricultural sector of total GDP declined to 24.0% in fiscal 2001 from 28.6% in fiscal 1997. It is difficult to gauge the impact of such fundamental economic changes on the business of the merged entity. There cannot be any certainty that these changes will not have a material adverse effect on the business of the merged entity.

Financial difficulty and other problems in certain long-term lending institutions and investment institutions in India could cause the business of the merged entity to suffer and the price of its equity shares and ADRs could go down.

Unit Trust of India, a large investment institution in India with substantial exposure to equity investments, is currently facing problems due to a significant decline in the market value of its securities portfolio caused by depressed equity capital markets. IFCI Limited, a long-term lending institution in India, is facing financial difficulty due to inadequate capitalization, asset-liability mismatch and deteriorating asset quality. These developments could create adverse market perception about other financial institutions and banks which in turn could adversely affect the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

Any down-grading of the sovereign rating of India could cause the business of the merged entity to suffer and the price of its equity shares and ADRs could go down.

Standard and Poor's, an international rating agency, had in August 2001 adversely revised its outlook from stable to negative on India's "BB-" long-term foreign currency rating. It has also adversely revised its rating from "BBB" to "BBB-" on India's long-term local currency rating. Another international rating agency, Moody's, had also in August 2001 adversely revised its outlook from positive to stable on India's "Ba2" long-term foreign currency rating. Moody's has also adversely revised its outlook from positive to negative on India's "Ba2" long-term domestic currency rating. Although the revision in the sovereign rating may not affect the business of the merged entity, there can be no assurance that any further adverse revisions in the sovereign rating will not adversely affect the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

Any down-grading of credit rating of ICICI prior to the amalgamation or of the merged entity subsequent to the amalgamation by an international rating agency could cause the business of the merged entity to suffer and the price of its equity shares and ADRs could go down.

Standard and Poor's, an international rating agency, had in September 2001 adversely revised its outlook from stable to negative on ICICI's "BB-" long-term foreign currency rating. Although the revision in ICICI's credit rating may not affect ICICI's business, it cannot be assured that any further adverse revisions in ICICI's credit rating by international and domestic rating agencies will not adversely affect the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

Risks Relating to the Business of the Merged Entity

The merged entity is likely to classify and reserve against impaired loans significantly later than its counterparts in more developed countries, such as the US.

ICICI and ICICI Bank identify a commercial loan as a "troubled debt restructuring" or an "other impaired loan" (collectively referred to as an impaired loan) and place it on a non-accrual basis (that is, ICICI and ICICI Bank no longer recognize interest accrued or due unless and until payments are actually received) when it is probable that ICICI and ICICI Bank will be unable to collect the scheduled payments of principal and interest due under the contractual terms of the loan agreement. In the case of ICICI and ICICI Bank, a commercial loan is considered to be impaired and placed on a non-accrual basis, when interest or principal is overdue for more than 180 days (typically two payments). The merged entity shall also consider a commercial loan to be impaired and place it on a non-accrual basis, when interest or principal is overdue for more than 180 days (typically two payments).

Delays or shortfalls in loan payments are evaluated along with other factors to determine if a loan should be classified as impaired. The time period of 180 days is much longer than in more developed countries, like the United States where loans are generally placed on a non-accrual basis when any payment, including any periodic principal payment, is not paid for a 90-day period. In India, payments on most loans are on a quarterly basis unlike in more developed countries, like the United States, where payments on most loans are on a monthly basis. As a result, ICICI and ICICI Bank obtain information later than they would in developed countries and this delay in receiving current information may impact the classification of, and reserving against, impaired loans. Consequently, the merged entity is likely to classify and reserve against impaired loans significantly later than its counterparts in more developed countries.


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A large proportion of loans of the merged entity would be project finance assistance, a substantial portion of which is particularly vulnerable to completion risk.

Long-term project finance assistance is a significant proportion of ICICI's asset portfolio, and it will be a significant proportion of the asset portfolio of the merged entity. The viability of these projects depends upon a number of factors, including implementation risk, market demand, government policies and the overall economic environment in India and international markets. It cannot be guaranteed that these projects will perform as anticipated. Over the last several years, ICICI has experienced a high level of impaired loans in the project finance loan portfolio to manufacturing companies as a result of the downturn in certain global commodity markets and increased competition in India. In addition, a significant portion of infrastructure projects financed by ICICI are still under implementation and present risks such as delays in the commencement of operations and breach of contractual obligations by counterparties involved and therefore delays in the project's ability to generate revenues. ICICI has provided project assistance to a large private sector power generation project in the state of Maharashtra. On account of a dispute between the power project and the purchaser, the state electricity board, the project implementation is currently suspended. The matter is currently pending before the Indian courts, while parallel efforts are continuing for an out of court settlement. However, it cannot be assured that any future impairment of this assistance and such other assistances would not have a materially adverse effect on the quality of the loan portfolio of the merged entity. ICICI's infrastructure project finance loans are largely recent loans and, as a result, asset quality problems may not appear until the future. If a substantial portion of these loans were to become impaired, the quality of the loan portfolio of the merged entity could be adversely affected.

The merged entity will have high concentrations of loans to certain customers and to certain sectors and if a substantial portion of these loans were to become impaired, the quality of loan portfolio of the merged entity could be adversely affected.

On September 30, 2001, ICICI's 20 largest net loans, based on outstanding balances, totaled approximately Rs. 167.4 billion (US$ 3.5 billion), which represented approximately 27.2% of ICICI's total net loans outstanding. ICICI's largest single loan outstanding at that date was approximately Rs. 26.5 billion (US$ 552 million), which represented approximately 4.3% of the total net loans outstanding. The largest group of companies under the same management control accounted for approximately 3.8% of the total net loans outstanding.

On September 30, 2001, ICICI Bank's 10 largest loans, based on outstanding balances, totaled approximately Rs. 23.6 billion (US$ 492 million), which represented approximately 25.3% of its total net loans outstanding. ICICI Bank's largest single loan exposure, based on outstanding balances at that date, was Rs. 3.3 billion (US$ 69 million), which represented approximately 3.5% of its total net loans outstanding. The largest group of companies under the same management control accounted for approximately 3.1% of the total net loans outstanding.

At year-end fiscal 2001, ICICI had extended loans to several industrial sectors in India. At that date, approximately 55.5% of ICICI's gross restructured loan portfolio was concentrated in three sectors: textiles (28.5%), iron and steel (16.6%) and man-made fibers (10.4%). At that date, approximately 35.7% of ICICI's gross other impaired loan portfolio was concentrated in three sectors: textiles (14.5%), iron and steel (14.1%) and metal products (7.1%). ICICI's total loan portfolio also has a significant concentration of loans in these sectors. These sectors have been adversely affected by economic conditions over the last few years in varying degrees.

At year-end fiscal 2001, ICICI Bank extended loans to several industrial sector in India. At that date, approximately 23.5% of ICICI Bank's impaired loan portfolio, based on outstanding principal balance, was concentrated in four sectors: finance (9.7%), light manufacturing (7.0%), textiles (3.7%) and agriculture (3.1%). These sectors have been adversely affected by economic conditions over the last few years in varying degrees. Although ICICI's and ICICI Bank's portfolio contains loans to a wide variety of businesses, financial difficulties in these sectors could increase the merged entity's level of impaired loans and adversely affect its business, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

If the merged entity is not able to control or reduce the level of impaired loans, its business will suffer.

ICICI's gross restructured loans represented 11.1% of its gross loan portfolio at September 30, 2001 compared to 6.9% at yearend fiscal 2001 (3.1% in fiscal
2000). ICICI's gross other impaired loans represented 5.8% of its gross loan portfolio at September 30, 2001 compared to 6.6% at year-end fiscal 2001 (8.5% in fiscal 2000) and its net restructured loans represented 9.2% of its net loans at September 30, 2001 compared to 5.4% at year-end fiscal 2001 (1.9% in fiscal 2000). ICICI's net other impaired loans represented 3.2% of its net loans on September 30, 2001 compared to 3.3% at year-end fiscal 2001 (4.3% in fiscal 2000). Although ICICI believes that its allowance for loan losses is adequate to cover all known losses in its portfolio of assets, the level of its impaired loans is higher than the average percentage of impaired loans in the portfolios of banks in more developed countries. In addition, in absolute terms, ICICI's gross impaired loans grew by 29.1% in the half year ended September 30, 2001, compared to 23.6% in fiscal 2001, 18.2% in fiscal 2000 and 29.6% in fiscal 1999.

ICICI Bank's gross impaired loans represented 5.2% of its gross loan portfolio at September 30, 2001 compared to 5.5% at yearend fiscal 2001 and to 3.0% at year-end fiscal 2000. At September 30, 2001, restructured loans represented 0.6% of its gross loan portfolio and other impaired loans represented 4.6% of its gross loan portfolio. ICICI Bank's net impaired loans represented 2.3% of its net loans at September 30, 2001 compared to 2.6% at year-end fiscal 2001 and 1.4% at year-end fiscal 2000. In absolute terms, ICICI Bank's gross impaired loans actually decreased by Rs. 242 million (US$ 5 million) or 4.6% in the half year ended September 30, 2001 whereas the same had increased by Rs.
3.9 billion (US$ 83 million) or 273.0% in fiscal 2001 and decreased by Rs. 195 million (US$ 4 million) or 12.1% in fiscal 2000. However, the figures are not comparable since impaired loans aggregating Rs. 2.2 billion (US$ 47 million) were added consequent to ICICI Bank's merger with Bank of Madura Limited.


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The growth in impaired loans can be attributed to several factors, including increased competition arising from economic liberalization in India, a slowdown in industrial growth, a sharp decline in commodity prices, which reduced profitability for certain of ICICI and ICICI Bank's borrowers, and the restructuring of certain Indian companies in sectors such as textiles, iron and steel and man-made fibers. Further, ICICI and ICICI Bank's growth-oriented strategy has involved a significant increase in the loan portfolio. It cannot be assured that there will be no additional impaired loans on account of these new loans.

A number of factors will affect the merged entity's ability to control and reduce impaired loans. Some of these, including developments in the Indian economy, movements in global commodity markets, global competition, interest rates and exchange rates, would not be within the control of the merged entity. Although the merged entity would increase its efforts to improve collections and to foreclose on existing impaired loans, it cannot be assured that success would be achieved in the efforts or that the overall quality of the loan portfolio will not deteriorate in the future. If the merged entity is not able to control and reduce its impaired loans, its business, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs could be adversely affected.

A significant increase in the level of restructured loans forming part of impaired loans in the merged entity's portfolio could affect its business.

ICICI's gross restructured loans increased by 66.1% to Rs. 72.5 billion (US$
1.5 billion) from Rs. 18.5 billion (US$ 396 million) at year-end fiscal 2000 and by 135.5% to Rs. 43.7 billion (US$ 932 million) at year-end fiscal 2001. ICICI Bank's restructured loans decreased to Rs. 586 million (US$ 12 million) at half year ended September 30, 2001 from Rs. 890 million (US$ 19 million) at year-end fiscal 2001. As a result of the impact of the economic environment on the industrial sector, certain Indian corporations are gradually undergoing a process of restructuring and repositioning. This restructuring process is taking place in several industries such as textiles, iron and steel and man-made fibres. As a result, the level of restructured loans in ICICI's portfolio has increased substantially in fiscal 2001. Any further significant increase in restructured loans could cause the business of the merged entity to suffer and its future financial performance, its stockholders' equity and the price of its equity shares and ADRs could be adversely affected.

If the merged entity is not able to improve its allowance for loan losses as a percentage of impaired loans, the price of its equity shares and ADRs could go down.

ICICI's allowance for loan losses on restructured loans represented 22.0% of its gross restructured loans at September 30, 2001. ICICI's allowance for loan losses on other impaired loans represented 48.3% of its gross other impaired loans at September 30, 2001. ICICI Bank's allowance for loan losses represented 56.8% of its gross impaired loans at September 30, 2001 as against 54.1% at year-end fiscal 2001.

Although ICICI and ICICI Bank believe that the allowance for loan losses is adequate to cover all known losses in their asset portfolio, it cannot be assured that there will be no further deterioration in the allowance for loan losses as a percentage of gross impaired loans or otherwise. In the event of any further deterioration in the impaired loan portfolio of the merged entity, there could be an adverse impact on business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

The merged entity may experience delays in enforcing its collateral when borrowers default on their obligations which may result in failure to recover the expected value of collateral security exposing the merged entity to a potential loss.

A substantial portion of ICICI's loans are secured by real property and other plant and equipment. Although it is ICICI's practice to lend between 60.0% and 80.0% of the appraised value of this type of collateral, an economic downturn could result in a fall in relevant collateral values.

ICICI Bank's loan portfolio consists primarily of working capital credit facility that are typically secured by a first lien on inventory, receivables and other current assets. In some cases, it may take further security of a first or second lien on fixed assets, a pledge of financial assets like marketable securities, corporate guarantees and personal guarantees.

In India, foreclosure on collateral generally requires a written petition to an Indian court. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years. In the event a borrower makes a reference to a specialized quasi-judicial authority called the Board for Industrial and Financial Reconstruction, foreclosure and enforceability of collateral is stayed. It cannot be guaranteed that the full value of collateral will be realized, as a result of, among other factors, delays in bankruptcy, foreclosure proceedings, defects in the perfection of collateral and fraudulent transfers by borrowers. A delay in recovery of the expected value of collateral could expose the merged entity to a potential loss. Any unexpected losses could adversely affect the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

ICICI is involved in a legal proceeding concerning one of its borrowers, which if adversely determined, may have an adverse effect on the results of the merged entity's operations, financial condition, liquidity and the price of its equity shares and ADRs.

In January 2001, the Bank of Nova Scotia Asia Limited and Commerzbank AG filed a claim against ICICI before the English courts in London challenging certain transactions between ICICI and Arvind Mills Limited, a borrower to whom both ICICI and the plaintiffs are lenders. These transactions relate to certain lease, brand-financing and investment agreements between ICICI and Arvind Mills Limited. Such transactions aggregate approximately Rs. 5.7 billion (US$ 122 million). The litigation is in its early stages and as the claims are unparticularized, no estimate of the interest, damages and costs claimed can be quantified currently. ICICI has denied all claims of the plaintiffs and is contesting the jurisdiction of the English courts to hear the matter. The same transaction is also the subject matter of a criminal complaint filed by Commerzbank AG against ICICI and its executive directors (including the former deputy managing director) before the Indian courts. The Indian courts have granted an ad-interim stay of the complaint and the matter has been posted for further hearing.

ICICI's management believes, based on consultation with its counsel, that the ultimate resolution of these legal proceedings will not have a material adverse effect on ICICI's results of operations, financial condition, or liquidity. However, the final outcome of these legal proceedings cannot be predicted with certainty and it cannot be guaranteed that the ultimate resolution of these legal proceedings will not have a material adverse effect on the results of the merged entity's operations, financial condition, liquidity and the price of its equity shares and ADRs.

The merged entity would face greater credit risks than banks in developed countries.

The merged entity's principal business would be providing financing to its clients, virtually all of whom would likely be based in India. In the past, ICICI has focused its activities on large-scale project finance projects. Increasingly, ICICI and ICICI Bank are focusing on large corporate customers, many of whom have strong credit ratings, as well as on select middle market companies and individuals. The loans given by ICICI and ICICI Bank to middle market companies can be expected to be more severely affected by adverse developments in the Indian economy than loans to large corporations. In all of these cases, both ICICI and ICICI Bank are subject to the credit risk that their borrowers may not pay in a timely fashion or at all. The credit risk of all its borrowers is higher than in more developed countries due to the higher uncertainty in India's regulatory, political, economic and industrial environment and difficulties that many of the borrowers face in adapting to instability in world markets and technological advances taking place across the world. In fiscal 2001, India experienced a slowdown in overall growth, which reduced the profitability of certain of the borrowers. Higher credit risk may expose the merged entity to a potential loss which would adversely affect its business, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

If the merged entity is not able to succeed in the new business areas recently undertaken by ICICI and ICICI Bank, the merged entity may not be able to meet its projected earnings and growth targets.

Throughout ICICI's existence, ICICI has primarily been in the business of providing project financing. In recent periods, ICICI has been developing its corporate finance businesses. These businesses are different from ICICI's historical project finance business and require new skills in order to succeed. ICICI has also sought to develop its retail banking business with the creation of ICICI Bank in 1994 and ICICI's personal financial services group in fiscal 1999. Retail banking is a substantially different business than corporate banking and requires very different personnel, skills and infrastructure. Growing ICICI's and ICICI Bank's corporate finance and retail businesses is a critical component of the merged entity's future growth strategy and its projections of earnings.

It cannot be assured that the relevant demand for new banking products has been accurately estimated. In particular, the merged entity would be a relatively new entrant in the retail banking market and existing competition may impede its ability to penetrate this sector. Retail banking could expose the merged entity to the risk of financial irregularities by various intermediaries and investors. The merged entity cannot assure you that it will be able to master and deliver the skills and management information systems necessary to successfully manage these new businesses. ICICI is also looking at business opportunities in certain sectors of the economy with which it has not traditionally been involved, including the public sector, the agri-business sector and the information technology sector. In addition, both ICICI and ICICI Bank have launched several Internet-based products for retail and corporate customers including online brokering services. ICICI Bank has launched several Internet banking products for its retail and corporate customers including online bill payments and online account opening. ICICI Bank has also entered the Indian credit card market and started offering mobile phone banking services. ICICI has also recently entered the life insurance business and the non-life insurance business. The life insurance and non-life insurance businesses are expected to require substantial capital in the initial period. ICICI is also exploring the possibility of international expansion by leveraging on our home country links and technology competencies in financial services. ICICI is a new entrant in international business and the skills required for this business are different from those for our domestic businesses. It cannot be assured that these new businesses will perform as anticipated. The inability to grow in new business areas may adversely affect the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

The success of the Internet banking strategy will depend, in part, on the development of the new and evolving market for Internet banking in India.

ICICI Bank have offered Internet banking services to its customers since October 1997, although there are currently low volumes of such transactions being conducted in India. At March 31, 2001, ICICI Bank had approximately 550,000 Internet accounts. The demand and market acceptance for Internet banking are subject to a high level of uncertainty and are substantially dependent upon the adoption of the Internet for general commerce and financial services transactions in India. The International Data Corporation predicted in 1999 that the number of Internet users in India will grow from approximately
0.8 million in 1999 to 4.5 million in 2002 and 12.3 million by 2005. At present, there are 1.8 million Internet subscribers in India.

Many of the existing customers and potential customers have only a very limited experience with the Internet as a communications medium. In order to realize significant revenue from the Internet based Infinity Services, customers will have to be persuaded to conduct banking and financial transactions through the Internet. In addition, the cost to Indian consumers of obtaining the hardware, software and communications links necessary to connect to the Internet is too high to enable many people in India


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


to afford to use these services at this time. Although relevant legislation has been introduced by the government of India, critical issues concerning the commercial use of the Internet, such as security, legal recognition of electronic records and validity of contracts entered into online, remain unresolved and may inhibit growth. If Internet banking does not continue to grow or grows slower than expected, the merged entity will not be able to meet its projected earnings and growth strategy related to its Internet banking business.

The success of Internet-related strategy will depend, in part, on the development of adequate infrastructure for the Internet in India.

The Internet may not be accepted as a viable commercial marketplace in India for a number of reasons, including inadequate development of the necessary network infrastructure. There can be no assurance that the Internet infrastructure will be able to support the demands of its anticipated growth. Inadequate infrastructure could result in slower response times and adversely affect usage of the Internet generally. If the infrastructure for the Internet does not effectively support growth that may occur, the merged entity will not be able to execute our growth strategy for its Internet-related businesses. The inability of the merged entity to grow in this business area may adversely affect its business, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

The business of the merged entity is very competitive and its growth strategy depends on its ability to compete effectively.

Interest rate deregulation and other liberalization measures affecting the financial sector have increased the merged entity's exposure to competition. The liberalization process has led to increased access for customers to alternative sources of funds, such as domestic and foreign commercial banks and the domestic and international capital markets. The corporate banking business of the merged entity will continue to face competition from Indian and foreign commercial banks. The merged entity will also face competition from Indian and foreign commercial banks and non-banking finance companies in the development of its retail business. In addition, the merged entity will face increasing competition for resource raising. The Indian banking sector may experience further consolidation, resulting in fewer banks, some of which may have greater resources than the merged entity. The future success of the merged entity will depend upon its ability to compete effectively. Due to competitive pressures, the merged entity may be unable to successfully execute its growth strategy and offer products and services at reasonable returns and this may adversely impact business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

If the merged entity is not able to integrate ICICI and ICICI Bank's recent acquisitions or if it is not able to integrate any future acquisitions, its business could be disrupted and the price of its equity shares and ADRs could go down.

In the last four years, ICICI acquired two non-bank finance companies, ITC Classic Finance Limited and Anagram Finance Limited. In fiscal 2001, subsidiaries of ICICI acquired the following software development and service companies based in the United States: Ivory International Inc., Objects Xperts Inc. and Command Systems Inc. An ICICI subsidiary also acquired Ajax Software Solutions Limited, a software development company based in India. In the current fiscal year, an ICICI subsidiary also acquired Insyst Technologies Limited, a software development company based in India. ICICI Bank acquired Bank of Madura Limited, an old private sector bank in India in fiscal 2001.

The merged entity has no understanding, commitment or agreement with respect to any material future acquisition or investment, though the merged entity may seek opportunities for growth through future acquisitions. Any future acquisitions may involve a number of risks, including deterioration of asset quality, diversion of attention of the management of the merged entity, attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, some or all of which could have an adverse effect on the business of the merged entity, its future financial performance, its stockholders' equity and the price of its equity shares and ADRs.

Material changes in the regulations which govern the merged entity could cause its business to suffer and the price of its equity shares and ADRs to go down.

Banks and financial institutions in India operate in a highly regulated environment. The Reserve Bank of India extensively supervises and regulates banks and financial institutions. In addition, these institutions are subject generally to changes in Indian law, as well as to changes in regulation and government policies, income tax laws and accounting principles. The laws and regulations governing the banking sector and financial institutions could change in the future and any such changes could adversely affect the business of the merged entity, its future financial performance and the price of its equity shares and ADRs.

Significant security breaches could adversely impact the business of the merged entity.

ICICI and ICICI Bank seek to protect computer systems and network infrastructure from physical break-ins as well as security breaches and other disruptive problems caused by their increased use of the Internet. Computer break-ins and power disruptions could affect the security of information stored in and transmitted through these computer systems and network infrastructure. ICICI and ICICI Bank employ security systems, including firewalls and password encryption, designed to minimize the risk of security breaches. Though the merged entity intends to continue to implement security technology and establish operational procedures to prevent break-ins, damage and failures, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on the business of the merged entity, its future financial performance and the price of its equity shares and ADRs.


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Risks Relating to the ADRs and Equity Shares

ADR holders will not be able to vote their ADRs.

ADR holders have no voting rights unlike holders of the equity shares who have voting rights. The depositary will exercise its right to vote on the equity shares represented by the ADRs as directed by ICICI and ICICI Bank's board of directors. Equity shares underlying the ADRs may be withdrawn to seek to vote the equity shares so withdrawn. However, for foreign investors, this withdrawal process may be subject to delays.

ADR holders' ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

India's restrictions on foreign ownership of Indian companies limit the number of shares that may be owned by foreign investors and generally require government approval for foreign ownership. Investors who withdraw equity shares from the depositary facility will be subject to Indian regulatory restrictions on foreign ownership upon withdrawal. It is possible that this withdrawal process may be subject to delays.

ADR holders' ability to sell in India any equity shares withdrawn from the depositary facility may be subject to delays if specific government approval is required.

ADR holders seeking to sell in India any equity shares withdrawn upon surrender of an ADR will require Reserve Bank of India approval for each such transaction unless the sale of such equity shares is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. It cannot be guaranteed that any approval will be obtained in a timely manner or at all. Because of possible delays in obtaining requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

Restrictions on the withdrawal of ADRs from the depositary facility and redeposit of equity shares in the depositary facility could adversely affect the price of the ADRs.

An ADR holder who surrenders an ADR and withdraws equity shares may be able to redeposit those equity shares in the depositary facility in exchange for ADRs. In addition, an investor who has purchased equity shares in the Indian market may be able to deposit them in the ADR program. However, in either case, the deposit or redeposit of equity shares may be limited by securities law restrictions and will be restricted so that the cumulative aggregate number of equity shares that can be deposited or redeposited as of any time cannot exceed the cumulative aggregate number represented by ADRs converted into underlying equity shares as of such time. An investor who has purchased equity shares in the Indian market could therefore face restrictions in depositing them in the ADR program. This increases the risk that the market price of the ADRs will be below that of the equity shares.

Certain shareholders may own a large percentage of equity shares of the merged entity. Their actions could adversely affect the price of the equity shares and the ADRs of the merged entity.

ICICI's principal shareholders are the Life Insurance Corporation of India, the General Insurance Corporation of India and its subsidiaries and the Unit Trust of India, each of which is controlled by the Indian government. In addition to a governmentnominated director, ICICI has traditionally invited a representative of the Ministry of Industry to be one of its directors. Following the resignation of Mr. Piyush Mankad in June 2001, there is no representative of the Ministry of Industry on the ICICI Board at present. ICICI also has a director representing the Life Insurance Corporation of India and another director representing the General Insurance Corporation of India. At year-end fiscal 2001, government-controlled entities owned approximately 33.6% of ICICI's outstanding equity shares and about 3.9% of ICICI Bank's outstanding equity. On a proforma basis, on September 30, 2001, the government-controlled entities would own about 22.6% of the outstanding equity shares of the merged entity. As a result of such share ownership, the Indian government may continue to have the ability to exercise influence over most matters requiring approval of the merged entity's shareholders, including the election and removal of directors and significant corporate actions. At September 30, 2001, the Unit Trust of India held 6.3% of ICICI's outstanding equity shares. The Unit Trust of India is currently facing problems due to a significant decline in the market value of its securities portfolio. Any substantial sale of ICICI's equity shares prior to amalgamation and the merged entity's shares subsequent to the amalgamation by the Unit Trust of India could adversely affect the price of equity shares and ADRs of the merged entity.

Conditions in the Indian securities market may affect the price or liquidity of the equity shares and the ADRs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. The Indian stock exchanges have in the past experienced substantial fluctuations in the prices of listed securities.

Indian stock exchanges have also experienced problems that have affected the market price and liquidity of the securities of Indian companies. These problems have included temporary exchange closures, broker defaults, settlement delays and strikes by brokers. The BSE was closed for three days in March 1995 following a default by a broker. In March 2001, the BSE dropped 667 points, or 15.6%. ICICI's stock price on the BSE dropped 15.4% from Rs.104.00 (US$ 2.22) per equity share on March 1, 2001 to Rs. 87.95 (US$ 1.88) per equity share on March 30, 2001. On September 21, 2001, ICICI's stock price on the BSE was Rs. 48.10 (US$ 1.03) per equity share. In March 2001, there were also rumors of insider trading in the BSE leading to the resignation of the BSE president and several other members of the governing board. In the same month, the Kolkata Stock Exchange suffered a payment crisis when several brokers defaulted and the exchange invoked guarantees provided by various Indian banks. In addition, the governing bodies of the Indian stock exchanges have from time to time imposed restrictions on trading in certain


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securities, limitations on price movements and margin requirements. Further, from time to time, disputes have occurred between listed companies and stock exchanges and other regulatory bodies, which in some cases may have had a negative effect on market sentiment. Similar problems could happen in the future and, if they did, they could affect the market price and liquidity of the equity shares and ADRs of the merged entity.

Settlement of trades of equity shares on Indian stock exchanges may be subject to delays.

The settlement on the stock exchanges where the equity shares of ICICI and ICICI Bank are listed and traded may be subject to delays and an investor in such equity shares withdrawn from the depositary facility upon surrender of ADRs may not be able to settle trades on such stock exchanges in a timely manner.

As a result of Indian government regulation of foreign ownership, the price of the merged entity's ADRs could go down.

Foreign ownership of Indian securities is heavily regulated and is generally restricted. ADRs issued by companies in certain emerging markets, including India, may trade at a discount or premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. One of the conditions set by the Ministry of Finance in its approval to ICICI's ADR offering in September 1999 was that the total foreign equity shareholding in ICICI, by all possible routes, should not exceed 49.0% of the equity share capital of ICICI including existing foreign direct investors, non-resident Indian and overseas corporate body investors, the existing GDR investors, the existing investors in the foreign currency corporate borrowings of ICICI, foreign institutional investors and the holders of the ADRs issued in the offering. As a result of Indian government regulation of foreign ownership, the price of the merged entity's ADRs could go down.

ADR holders may be unable to exercise preemptive rights available to other shareholders.

A company incorporated in India must offer its holders of equity shares preemptive rights to subscribe and pay for a proportionate number of shares to maintain their existing ownership percentages prior to the issuance of any new equity shares, unless these rights have been waived by at least 75.0% of the company's shareholders present and voting at a shareholders' general meeting. US investors in ADRs may be unable to exercise preemptive rights for equity shares underlying ADRs unless a registration statement under the US Securities Act of 1933 is effective with respect to such rights or an exemption from the registration requirements of the US Securities Act of 1933 is available. The decision to file a registration statement will depend on the costs and potential liabilities associated with any such registration statement as well as the perceived benefits of enabling US investors in ADRs to exercise their preemptive rights and any other factors considered appropriate at the time. It cannot be guaranteed that a registration statement would be filed under these circumstances. If ICICI issues any such securities in the future, such securities may be issued to the Depositary, which may sell such securities in the securities markets in India for the benefit of the investors in the ADRs. There can be no assurance as to the value, if any, the Depositary would receive upon the sale of these securities. To the extent that investors in ADRs are unable to exercise preemptive rights, their proportional interests in ICICI would be reduced.

Because the equity shares underlying the ADRs are quoted in rupees in India, ADR holders may be subject to potential losses arising out of exchange rate risk on the Indian rupee and risks associated with the conversion of rupee proceeds into foreign currency.

Investors that purchase ADRs are required to pay for the ADRs in US dollars. Investors are subject to currency fluctuation risk and convertibility risks since the equity shares are quoted in rupees on the Indian stock exchanges on which they are listed. Dividends on the equity shares will also be paid in rupees, and then converted into US dollars for distribution to ADR investors. Investors that seek to convert the rupee proceeds of a sale of equity shares withdrawn upon surrender of ADRs into foreign currency and export the foreign currency will need to obtain the approval of the Reserve Bank of India for each such transaction. In addition, investors that seek to sell equity shares withdrawn from the depositary facility will have to obtain approval from the Reserve Bank of India, unless the sale is made on a stock exchange or in connection with an offer made under the regulations regarding takeovers. Holders of rupees in India may also generally not purchase foreign currency without general or special approval from the Reserve Bank of India. However, dividends received by the depositary in rupees and, subject to approval by the Reserve Bank of India, rupee proceeds arising from the sale on an Indian stock exchange of equity shares which have been withdrawn from the depositary facility, may be converted into US dollars at the market rate.

On an average annual basis, the rupee has declined against the US dollar since 1980. As measured by the Reserve Bank of India's reference rate, the rupee lost approximately 30.8% of its value against the US dollar in the last four years, depreciating from Rs. 36.46 per US$ 1.00 on September 15, 1997 to Rs. 47.70 per US$ 1.00 on September 14, 2001. In addition, in the past, the Indian economy has experienced severe foreign exchange shortages. India's foreign exchange reserves have since increased to US$ 45.4 billion at August 31, 2001.

ADR holders may be subject to Indian taxes arising out of capital gains.

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. For the purpose of computing the amount of capital gains subject to tax, Indian law specifies that the cost of acquisition of the equity shares will be deemed to be the share price prevailing on the BSE or the NSE on the date the depositary advises the custodian to redeem receipts in exchange for underlying equity shares. The period of holding of such equity shares, for determining whether the gain is long-term or short-term, commences on the date of the giving of such notice by the depositary to the custodian. Investors are advised to consult their own tax advisors and to consider carefully the potential tax consequences of an investment in the ADRs.


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


There may be less company information available in Indian securities markets than securities markets in developed countries.

There is a difference between the level of regulation and monitoring of the Indian securities markets and the activities of investors, brokers and other participants and that of markets in the United States and other developed economies. The Securities and Exchange Board of India is responsible for improving disclosure and other regulatory standards for the Indian securities markets. The Securities and Exchange Board of India has issued regulations and guidelines on disclosure requirements, insider trading and other matters. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in developed economies.

The existence of outstanding stock options may adversely affect the market price of equity shares and ADRs of the merged entity.

Up to 5.0% of ICICI's issued equity shares may be issued in accordance with ICICI's employee stock option scheme to eligible employees of ICICI and its subsidiaries. Accordingly, ICICI had granted 8,531,250 share options at August 31, 2001. During fiscal 2001, 32,500 share options were exercised and 120,400 share options were forfeited. At year-end fiscal 2001, 462,350 vested share options were exercisable which increased to 1,748,175 share options at August 31, 2001.

In the case of ICICI Bank, from the inception of its stock option plan in February 2000 through August 31, 2001, ICICI Bank had granted a total of 3,293,200 stock options or 1.5% of its equity shares on March 31, 2001, of which none have been exercised and 341,425 have vested but have not yet been exercised. The vested portion of stock options represented 0.2% of ICICI Bank's equity shares on March 31, 2001. On April 1, 2002, 801,178 additional stock options will vest, representing a further 0.4% of ICICI Bank's equity shares on March 31, 2001. Once vested, each stock option may be exercised for one equity share.

The issuances of such stock options, and any future issuance of equity shares in consequence thereto, will dilute the positions of the holders of the shares or ADRs of the merged entity and could adversely affect the market price of the merged entity's ADRs.


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                                   ANNEXURE C

       PROCEDURE FOR SHAREHOLDERS, ADR HOLDERS AND INTERESTED PARTIES TO

              APPEAR AT THE COURT HEARING TO SANCTION THE SCHEME

Court Hearing - Information in relation to the date of the hearing

1. If the shareholders of both ICICI and ICICI Bank approve the Scheme with the requisite majority required under the Companies Act, 1956 of India i.e. by a majority of the shareholders representing three-fourths in value of the shareholding of each company, present and voting in person or by proxy, then the Transferor Companies would petition the High Court of Judicature at Bombay and ICICI Bank would petition the High Court of Gujarat at Ahmedabad for sanction of the Scheme.

2. ICICI Capital and ICICI PFS are wholly-owned subsidiaries of ICICI and all equity shareholders of ICICI Capital and ICICI PFS have given their approval to the Scheme. Russel Credit Limited is the sole preference shareholder of ICICI and its approval for the Scheme will be obtained in writing. Hence, there is no requirement for convening the meetings of the equity shareholders of ICICI Capital and ICICI PFS and the preference shareholders of ICICI.

3. Upon filing of the petition by each of the Transferor Companies and ICICI Bank with the respective High Courts, the courts would fix the date for the hearing of the petition. ICICI and ICICI Bank would each give notice of the hearing of the petition by the respective High Courts to the shareholders of ICICI and ICICI Bank respectively, including each of the Depositary of ADRs of ICICI and ICICI Bank and the NYSE, by way of publication of an advertisement in two newspapers, i.e. Business Standard and Sakal for ICICI and Business Standard and Sandesh for ICICI Bank, or in such other papers as the court may direct, at least 21 days before the date of the respective hearing.

4. Each Depositary of ADRs of ICICI and ICICI Bank would in turn notify the holders of ADRs of the date of the hearing of the petition by the respective High Courts.

Right to Appear at the Court Hearing

5. The ICICI and ICICI Bank shareholders and ADR holders, the respective creditors and any other party interested in the Scheme would have the right to appear at the said hearings. Under the Companies (Court) Rules, 1959 every person who intends to appear at the hearing of the petition to sanction the Scheme, whether to support or to oppose the petition, is required to serve on the petitioner (i.e. ICICI at ICICI Towers, Bandra Kurla Complex, Mumbai 400 051 or ICICI Bank at Landmark, Race Course Circle, Vadodara 390 007, as the case may be) at its registered office or its advocate (i.e. M/s Amarchand & Mangaldas & Suresh A. Shroff & Company, Advocates for ICICI having their office at Lentin Chambers, Dalal Street, Fort, Mumbai 400 023 and M/s Amarchand & Mangaldas & Suresh A. Shroff & Company, Advocates for ICICI Bank having office at Apartment No. 4B, Premchand House Annexe, High Court Way, Ashram Road, Ahmedabad 380 009), notice of his/her intention (the "Notice to Appear at the Hearing").

6. The Notice to Appear at the Hearing is required to contain the address of such person, and be signed by him/her or his/ her advocate, and should be served in person or by post on ICICI or ICICI Bank, as the case may be, such that it reaches the respective company or its advocates not later than two days prior to the date of the hearing in the court as notified by ICICI or ICICI Bank, as the case may be.

7. Any such party may give his/her intention to support/oppose the Scheme in the form attached herewith as Appendix A and the grounds of such support/ opposition by an affidavit in the form attached herewith as Appendix B to reach the respective company or its advocates not later than two days prior to the date of the hearing as mentioned above.

8. As indicated above, there is no requirement for a shareholder or any other party interested in the court proceedings to personally file the Notice to Appear at the Hearing and he/she can do so through his/her legal counsel or even mail the Notice to Appear at the Hearing to reach the relevant company or its advocates in the required time frame. In so far as the submissions at the court hearing relating to the sanction of the Scheme is concerned, the shareholder or other party interested in the court proceedings may make the submissions in person or through his/her legal counsel. In addition, several shareholders or other parties interested in the court proceeding may retain a single counsel to represent them in court.

9. The shareholder or any other person making an appearance at the hearing to sanction the Scheme would have to bear any costs for instructing a legal counsel.

Additional Information for non-resident shareholders and holders of ADRs of ICICI and ICICI Bank

10. A non-resident shareholder of ICICI or ICICI Bank or holder of ICICI or ICICI Bank ADRs would also have the right to appear at the hearing of the respective High Courts for sanctioning the Scheme. The provisions as detailed above are applicable in their case as well and the Notice to Appear at the Hearing and an affidavit specifying the grounds of support/objection is required to be filed for this purpose.

11. Also, as indicated above, there is no requirement for a non-resident ICICI or ICICI Bank shareholder or ADR holder to personally file the Notice to Appear at the Hearing in India and this can be done by mailing the Notice to Appear at the Hearing in India or by instructing legal counsel in India. Similarly, a non-resident ICICI or ICICI Bank shareholder or ADR holder can present its/his/her/their case and make submissions before the court through a legal counsel in India.


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


                                  APPENDIX A

      FORMAT OF NOTICE OF INTENTION TO APPEAR AT THE HEARING OF THE COURT

[IN THE HIGH COURT OF JUDICATURE AT BOMBAY][HIGH COURT OF GUJARAT AT AHMEDABAD]

                    COMPANY APPLICATION NO. ___ OF ________


                In the matter of the Companies Act, 1956;

                                     -And-

                In the matter of Sections 391 to 394 of the Companies Act, 1956;

                                     -And-

                [In the matter of ICICI Limited, a company incorporated under the Indian Companies Act, 1913 and having its registered office at ICICI Towers, Bandra Kurla Complex, Mumbai 400 051, Maharashtra][In the matter of ICICI Bank Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Landmark, Race Course Circle, Vadodara 390 007, Gujarat]

                                     -And-

                In the matter of Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited.

          COMPANY PETITION NO. ___ OF ________

                         Notice of Intention to Appear

To,
[ICICI Limited][ICICI Bank Limited],
[Address to be filled in as indicated in theadvertisement of the hearing]

Take notice that __________________ intends to appear at the hearing of the petition advertised to be heard on the ____ day of _____, _______ and to oppose/support such petition.

                                             (Name): ________________________

                                             (Sd.): _________________________

                                             Address: _______________________

Dated: __________

                                  APPENDIX B

         FORMAT OF AFFIDAVIT LISTING THE GROUNDS OF SUPPORT/OBJECTION

[IN THE HIGH COURT OF JUDICATURE AT BOMBAY][HIGH COURT OF GUJARAT AT AHMEDABAD]

                    COMPANY APPLICATION NO. ___ OF ________


                In the matter of the Companies Act, 1956;

                                     -And-

                In the matter of Sections 391 to 394 of the Companies Act, 1956;

                                     -And-

                [In the matter of ICICI Limited, a company incorporated under the Indian Companies Act, 1913 and having its registered office at ICICI Towers, Bandra Kurla Complex, Mumbai 400 051, Maharashtra][In the matter of ICICI Bank Limited, a company incorporated under the Companies Act, 1956 and having its registered office at Landmark, Race Course Circle, Vadodara 390 007, Gujarat]

                                     -And-

                In the matter of Scheme of Amalgamation of ICICI Limited, ICICI Capital Services Limited and ICICI Personal Financial Services Limited with ICICI Bank Limited.

                      COMPANY PETITION NO. ___ OF ________

        Affidavit in support/objection of Notice of Intention to Appear

I ___________ (name) of ______ (city), _______ (country) inhabitant, do hereby swear and state as follows:-

                [To insert grounds of support/objection to the Scheme]

Solemnly affirmed at __________
aforesaid this ___ day of ___________


                                                                      Before me,

      (Name and address of legal counsel/notary before which affidavit is sworn)




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